As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

STAKTEK HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3674	56-2354935
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

8900 Shoal Creek Boulevard, Suite 125

Austin, Texas 78757

Telephone: (512) 454-9531

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

W. Kirk Patterson

Vice President and Chief Financial Officer

8900 Shoal Creek Boulevard, Suite 125

Austin, Texas 78757

Telephone: (512) 454-9531

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Dunn, P.C. John J. Gilluly III, Esq. Gray Cary Ware & Freidenrich LLP 1221 South MoPac Expressway, Suite 400 Austin, Texas 78746 (512) 457-7000	William R. Volk, Esq. William J. Murphy, Esq. Vinson & Elkins L.L.P. The Terrace 7 2801 Via Fortuna, Suite 100 Austin, Texas 78746 (512) 542-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$145,000,000	$11,730.50

(1)	Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2004

             Shares

COMMON STOCK

Staktek Holdings, Inc. is offering              shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “STAK.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Staktek
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                  shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on             , 2004.

MORGAN STANLEY	MERRILL LYNCH & CO.
Sole Book-Runner

THOMAS WEISEL PARTNERS LLC	WACHOVIA SECURITIES

            , 2004

INSIDE FRONT COVER PAGE

This page contains two vertical bars of background color, with the left vertical bar covering the left one-third of the page and the right vertical bar covering the right two-thirds of the page. In the top one fourth of the left vertical bar is the Staktek logo, which consists of the capital letter “S” created by repetitive horizontal lines of varying lengths. To the right of the Staktek logo, in a font half the size of the logo, is the word “STAKTEK,” in all capital letters. The combination of the Staktek logo and the word “STAKTEK” are centered from left to right in the left vertical bar.

In the top one-third of the right vertical bar appears a picture of a Performance STAKPAK manufactured by Staktek, consisting of a four-high stack of high-density memory chips. The Performance STAKPAK is set in a circle, as if magnified, to indicate that it is shown larger than actual size. To the immediate right of the picture and circle containing the picture is a triangle used to denote an arrow pointing to a caption immediately to the right. The caption consists of two lines of small, bold text. The first line reads “STAKPAK” and the second line reads “4-High Performance Assembly.” To the right of the picture and title are three, diagonally-set grids placed one above the other, evoking a three-dimensional computer model of three-stacked memory chips.

The lower two-thirds of the right vertical bar contains several lines of text centered from left to right. The first two lines of text are in large, bold font, and serve as a title for the remaining text below them. These lines dominate the page. The top line of text reads “3D Stacked Memory.” The second line of text is in a slightly smaller font than the top line and reads “TECHNOLOGY” in all capital letters. Immediately below the top two lines is a paragraph, in significantly smaller font, which reads as follows: “Staktek provides proprietary, high-density packaged memory stacking solutions for original equipment manufacturers (OEMs), silicon manufacturers, memory module manufacturers and contract manufacturers. Staktek’s high-density stacking solutions can deliver up to four times the memory capacity per memory module as compared to current-generation monolithic components in the same physical footprint.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                  , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

STAKTEK HOLDINGS, INC.

We are a rapidly growing provider of high-density packaged memory stacking solutions for systems and applications such as servers, workstations, high-end computing platforms and networking equipment. Our customers can license our intellectual property for in-house manufacturing of stacked products or outsource their manufacturing requirements to us. With over 28 million high-density memory units incorporating our patented stacking technologies shipped during the nine-month period ended September 30, 2003, we believe we have the largest share of this market.

Computing devices with increased processing power and more advanced operating systems and applications are driving the demand for greater high-density memory. Original equipment manufacturers, or OEMs, traditionally have sought to satisfy their needs by using the latest generation of monolithic memory chips with high densities of transistors, and by increasing the number of memory module sockets in their systems to support greater numbers of memory semiconductor chips. However, significant availability, pricing and performance issues have slowed the transition from one generation of monolithic memory chips to the next. The rate of growth in the demand for greater memory capacity is exceeding the pace at which memory manufacturers are able to cost effectively produce higher density monolithic memory chips. In addition, intensifying market dynamics, such as accelerating processor speeds, shrinking form factors, thermal management demands and OEM supply-chain requirements, are making it more difficult to meet market needs. To meet these demands memory providers and OEMs must focus on ways to obtain more memory capacity and optimize the price-to-performance attributes of their systems within the intensely competitive environment of today’s semiconductor marketplace.

Our solutions can deliver up to four times the memory capacity per memory module as compared to current-generation monolithic memory chips. Our stacking solutions also provide the following benefits:

•	Improve Availability / Price-to-Performance Characteristics. Our stacked memory solutions utilize readily available, low cost, current-generation memory chips to provide next-generation memory capacity today.

•	Enable Higher Memory Speeds. By vertically stacking high-density dynamic random access memory, or DRAM, contained in thin small outline packages, or TSOPs, onto a single connection, we shorten the distance electrical signals must travel by reducing the distance between memory circuits, thereby minimizing delays in transmission and enabling higher operating speeds with less power dissipated in the memory channel.

•	Overcome Physical Constraints. By stacking multiple TSOPs onto a single connection on a circuit board, our technologies enable a reduction in the number of memory module sockets and, consequently, the number of circuit boards required in a system. This approach allows OEMs to design smaller, lighter and less expensive systems.

•	Improve Thermal Performance. Our Stakpak technologies feature patented interconnect systems that deliver superior thermal performance.

•	Satisfy OEM Supply-Chain Needs. Our Stakpak solutions utilize widely available standard components, enabling our stacked memory units to fit on the same circuit board as unstacked memory packages, with no design modifications.

We market our products directly to large OEMs, such as Cisco Systems, Dell, Hewlett-Packard, IBM, Intel and Sun Microsystems, that qualify and in most cases specify the use of our stacked memory products in their systems. We sell to these OEMs primarily through their supply-chain partners such as Celestica, Infineon Technologies, Kingston Technology, Micron Technology, Samsung Electronics and SMART Modular Technologies, a subsidiary of Solectron Corporation. Our business model offers customers the flexibility to outsource the manufacture of their stacked memory products to us, to purchase stacked products from our license partner Samsung, to license our proprietary stacking technologies for use in their own manufacturing facilities or to combine these options to fit their particular requirements. We also offer these customers various value-added services such as the design of custom stacked memory assemblies and electrical modeling assistance.

We intend to build upon our leadership position in high-density packaged memory stacking and to leverage our patented technologies, strategic relationships and flexible business model to continue to grow our business and expand our addressable market opportunities.

The Acquisition of Our Business

We were originally formed by two investment funds affiliated with Austin Ventures in May 2003 for the purpose of acquiring Staktek Corporation, which was incorporated in Texas in June 1990. We refer in this prospectus to Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. as “Austin Ventures.” In August 2003, we acquired by merger Staktek Corporation, which survives as our wholly-owned subsidiary, for approximately $125.3 million, which was financed through $40.0 million of senior bank financing, $34.5 million of subordinated secured financing provided by Austin Ventures, $5.0 million in a short-term loan guaranteed by Austin Ventures, $15.8 million in existing company cash and our issuance to Austin Ventures of $29.5 million of our redeemable preferred stock and $500,000 of our common stock. After completion of this offering, Austin Ventures will own approximately         % of our outstanding common stock, without giving effect to the exercise by the underwriters of their over-allotment option. We refer to our acquisition of Staktek Corporation throughout this prospectus as the “Staktek acquisition.”

In this prospectus, “Staktek,” “we,” “us” and “our” refer to Staktek Holdings, Inc. and, for periods prior to the Staktek acquisition or if the context otherwise requires, Staktek Corporation, our wholly-owned subsidiary.

Principal Executive Offices

Our principal executive offices are located at 8900 Shoal Creek Boulevard, Suite 125, Austin, Texas 78757. Our telephone number is (512) 454-9531.

Trademarks

Staktek, the Staktek logo, STAKPAK® and Stakpak are our trademarks in the United States and other countries. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	Approximately $110.7 million will be used to repay our existing senior and subordinated debt and to redeem our outstanding redeemable preferred stock. We intend to use the remainder of the proceeds of the offering for working capital and other general corporate purposes, including capital expenditures and research and development. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	STAK

The number of shares of our common stock to be outstanding immediately after this offering is based on 18,762,737 shares of our common stock outstanding as of November 25, 2003, and excludes:

•	10,000 shares of our common stock issuable upon the exercise of a warrant with an exercise price of $1.44 per share;

•	1,537,263 shares of our common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.01 per share; and

•	900,000 shares of our common stock available for issuance under our 2003 stock option plan at November 25, 2003.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share;

•	the redemption of all of our outstanding shares of redeemable preferred stock immediately following the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL FINANCIAL DATA

We were incorporated in May 2003 for the purpose of acquiring Staktek Corporation and did not have any operations prior to August 21, 2003 other than in connection with the Staktek acquisition. Selected consolidated financial data for the periods prior to August 21, 2003 are derived from the consolidated financial statements of Staktek Corporation, referred to as the “Predecessor Company.”

On August 21, 2003, we acquired Staktek Corporation in a transaction that was accounted for using the purchase method. The consolidated statement of operations for the period from inception to September 30, 2003 and the consolidated balance sheet data as of September 30, 2003 are derived from our consolidated financial statements included herein and include the financial statement impact of purchase accounting adjustments arising from the Staktek acquisition.

The as adjusted consolidated balance sheet data reflects our receipt of estimated net proceeds of $         from our sale of the shares of common stock in the offering, based on an assumed initial public offering price of $         per share after deducting underwriting discounts and commissions and estimated offering expenses. The as adjusted information also reflects our application of approximately $110.7 million to repay our existing senior, short-term and subordinated loans and to redeem our outstanding redeemable preferred stock, and to pay all accrued interest and accumulated dividends thereon.

The information for the nine-month period ended September 30, 2003 discussed throughout this prospectus represents the sum of the financial data for the January 1, 2003 to August 20, 2003 period for Staktek Corporation and our financial data for the period from inception until September 30, 2003.

The following financial information should be read together with the “Unaudited Pro Forma Combined Condensed Financial Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to the financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Predecessor Company							Staktek Holdings, Inc.
	Fiscal Year Ended December 31,					Nine Months Ended September 30, 2002	Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	1998	1999	2000	2001	2002
Consolidated Statement of Operations:	(in thousands, except per share data)
Revenue:
Services	$19,328	$57,272	$39,056	$48,298	$40,288	$24,137	$31,509	$5,695
License	—	—	—	927	6,728	4,146	12,624	—

Total revenue	19,328	57,272	39,056	49,225	47,016	28,283	44,133	5,695
Cost of revenue:
Services(1)	16,381	41,724	27,733	24,922	23,063	15,211	19,813	2,803
Amortization of acquisition intangibles	—	—	—	—	—	—	—	1,413

Total cost of revenue	16,381	41,724	27,733	24,922	23,063	15,211	19,813	4,216

Gross profit	2,947	15,548	11,323	24,303	23,953	13,072	24,320	1,479
Operating expenses:
Selling, general and administrative(1)	2,670	4,811	6,154	5,232	3,836	2,836	3,085	901
Research and development(1)	930	609	1,030	1,260	2,084	1,645	1,560	240
Business restructuring and acquisition	—	—	—	—	306	—	3,376	1,356
In-process research and development	—	—	—	—	—	—	—	700
Amortization of acquisition intangibles	—	—	—	—	—	—	—	326
Amortization of deferred stock-based compensation and stock compensation expense	—	—	48	8	—	—	42	—

Total operating expenses	3,600	5,420	7,232	6,500	6,226	4,481	8,063	3,523

Income (loss) from operations	(653)	10,128	4,091	17,803	17,727	8,591	16,257	(2,044)
Interest and other income (expense), net	173	(307)	13	1,843	238	(173)	80	(990)

Income (loss) before income taxes	(480)	9,821	4,104	19,646	17,965	8,418	16,337	(3,034)
Provision (benefit) for income taxes	(236)	3,613	1,487	6,186	6,439	2,969	6,861	(814)

Net income (loss)	(244)	6,208	2,617	13,460	11,526	5,449	9,476	(2,220)
Preferred stock dividends and/or accretion	(43)	—	—	—	—	—	—	(269)

Income (loss) available to common stockholders	$(287)	$6,208	$2,617	$13,460	$11,526	$5,449	$9,476	$(2,489)

Net income (loss) per share:
Basic								$(0.15)
Diluted								$(0.15)
Weighted-average number of shares used in per share calculations:
Basic								17,000
Diluted								17,000
(1) Excludes amortization of deferred stock-based compensation and stock compensation expense as follows:
Cost of services revenue	$—	$—	$24	$(11)	$—	$—	$20	$—
Selling, general and administrative	—	—	24	19	—	—	22	—
Research and development	—	—	—	—	—	—	—	—

	September 30, 2003
	Actual	As Adjusted
		(unaudited)
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$25,742
Working capital	21,388
Total assets	140,141
Capitalized lease obligations, less current maturities	78
Long-term debt, less current portion	67,000
Redeemable preferred stock	29,769
Total stockholders’ equity (deficit)	(1,989)

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

We may not be able to maintain our historical growth and our revenue and operating results are likely to fluctuate, which may cause the trading price of our common stock to decline.

Although we have experienced significant growth in our total revenue and gross profits, we may not be able to sustain this growth or generate gross profits or net income. Our revenue and operating results are likely to fluctuate, causing our stock price to fluctuate. If our revenue or operating results fall below the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Factors that may contribute to fluctuations in our revenue and operating results include the risk factors discussed in this prospectus and the following additional factors:

•	the timing and volume of orders received from our customers;

•	market demand for, and changes in the average sales prices of, our services and technologies;

•	the rate of qualification and adoption of our services and technologies by OEMs;

•	fluctuating demand for, and life cycles of, the products and systems that incorporate our stacked solutions;

•	changes in the level of our operating expenses;

•	our ability to manufacture and ship products within a particular reporting period;

•	deferrals or cancellations of customer orders in anticipation of the development and commercialization of new technologies or for other reasons;

•	our ability to enter into new licensing arrangements, and the terms and conditions for payment to us of license fees under those arrangements;

•	changes in our services and technologies and revenue mix;

•	seasonal purchasing patterns for our products with lower revenue generally occurring in the first and second quarters;

•	the timing of the introduction by others of competing, replacement or substitute technologies or manufacturing services;

•	our ability to procure required components or fluctuations in the cost of such components;

•	our ability to enforce our intellectual property rights or to defend claims that we infringe the intellectual property rights of others, and the significant costs to us of related litigation;

•	cyclical fluctuations in semiconductor markets generally; and

•	general economic conditions which may affect end-user demand for products that use our technologies.

Fluctuations in the demand for our stacking solutions occur as the price of next-generation monolithic memory chips declines and as OEMs respond to demand for their products, which will contribute to volatility in our revenue and operating results and may adversely impact our stock price. The rate at which OEMs adopt stacked memory products using a particular generation of high-density memory chips may affect our revenue and operating results. In the past, it has taken several quarters for new, higher-density memory chips to achieve market acceptance. Once accepted by the market, demand for stacked memory products using these chips can accelerate rapidly and then level off such that rapid growth in sales of these products is not indicative of continued future growth. Likewise, demand for legacy memory chips can quickly decline when a new, higher-density memory chip is introduced and receives market acceptance. Sales of our products and product lines toward the end of a product’s market life may fluctuate significantly, and the precise timing of these fluctuations is difficult, if not impossible, to predict.

In other cases, revenue may decline as customers anticipate making new product purchases. The need for continued significant expenditures for capital equipment purchases, research and development and ongoing customer service and support, among other factors, makes it difficult for us to reduce our operating expenses in any particular period if our expectations for revenue for that period are not met. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

Because we do not have long-term agreements with our customers and generally do not have a significant backlog of unfilled orders, our revenue and operating results in any quarter are difficult to forecast and are substantially dependent upon customer orders received and fulfilled in that quarter.

We do not have long-term purchase agreements with customers. Our customers generally place purchase orders for deliveries no more than three months in advance and sometimes no more than a day in advance. These purchase orders generally have no cancellation or rescheduling penalty provisions. Therefore, cancellations, reductions or delays of orders from any significant customer could have a material adverse effect upon our business, financial condition and results of operations.

Our revenue is difficult to forecast because we do not have a sufficient backlog of unfilled orders to meet our quarterly revenue targets at the beginning of a quarter. Rather, a majority of our revenue and earnings in any quarter depends upon customer orders for our products that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenue and to a large extent are fixed in the short term, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in revenue. Accordingly, any significant shortfall of revenue in relation to our expectations could hurt our operating results and depress our stock price.

Demand for stacked high-density memory products is seasonal, and if demand is lower than expected in any given period, our results of operations could be harmed.

In the past, shipments of our stacked memory products have historically been lowest in the first quarter and increased thereafter throughout the year. As a result, our services revenue historically has been relatively lower in the first quarter than in subsequent quarters. However, because we recognize license revenue when reported to us in the quarter following shipment of the stacked memory units, our license revenue historically has been lower in the second quarter than in other quarters. Our ability to adjust our short-term operating expenses in response to these fluctuations in revenue is limited. As a result, should our revenue decrease to a level lower than that expected in any given period, our results of operations could be harmed.

If we fail to protect our proprietary rights, our customers or our competitors might gain access to our technologies, which could adversely affect our ability to sell or license our stacked memory solutions or to compete successfully in our markets and harm our operating results.

Our solutions rely on our proprietary rights, and we believe that the strength of our intellectual property rights is, and will continue to be, critical to the success of our business. If any of our key patents or other intellectual property rights are invalidated or deemed unenforceable, or if a court limits the scope of the claims in any of our key patents or other intellectual property rights, the likelihood that companies will continue to purchase or license our stacked memory solutions could be significantly reduced. The resulting loss in revenue could significantly harm our business and our operating results.

We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. It is possible that these efforts to protect our intellectual property rights may not:

•	prevent challenges to, or the invalidation or circumvention of, our existing patents;

•	result in patents that lead to commercially viable products or provide competitive advantages for our products;

•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain; or

•	result in valid patents, including international patents, from any of our pending applications.

Others may attempt to copy or otherwise obtain and use our proprietary technologies without our consent. Because we expect to increasingly license our technologies to new customers and because of the difficulty of monitoring our licensees, the risk that licensees and their customers or others may attempt to copy or otherwise obtain and use our proprietary technologies without our consent may increase. Monitoring unauthorized use of our technologies is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as the laws of the United States.

We may be involved in costly legal proceedings to enforce or protect our intellectual property rights or to defend against claims that we infringe the intellectual property rights of others, and we are currently involved in three lawsuits, any of which could seriously harm our business.

Litigation is inherently uncertain, and an adverse outcome could subject us to significant liability for damages or invalidate our proprietary rights. Legal proceedings we initiate to protect our intellectual property rights could also result in counterclaims or countersuits against us. Any litigation, regardless of its outcome, could be time consuming and expensive to resolve and could divert our management’s time and attention. Any intellectual property litigation also could force us to take specific actions, including:

•	cease selling products that are claimed to be infringing a third party’s intellectual property;

•	obtain licenses to make, use, sell, offer for sale or import the relevant technologies from the intellectual property’s owner, which licenses may not be available on reasonable terms, or at all;

•	redesign those products that are claimed to be infringing a third party’s intellectual property; or

•	pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

In the past we have found it necessary to litigate against others, including our customers, to enforce our patents and other intellectual property rights to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. We are currently a party to three lawsuits regarding intellectual property, one with Infineon and two with SimpleTech, as further discussed under “Business—Legal Proceedings.” We expect to incur significant expenses in connection with these litigation matters as they proceed through their discovery and trial phases in future periods. In some cases, our legal disputes may involve a key customer, as is the case with our litigation with Infineon. Disputes with customers could cause them to cease buying or using our solutions and could substantially damage our relationship with them. These and other lawsuits in which we are or have been involved in the past have diverted, and are expected to continue to divert, the efforts and attention of our key management and technical personnel. We have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with these lawsuits. As a result, these lawsuits, regardless of their eventual outcomes, have been, and will continue to be, costly and time consuming. Furthermore, we could be involved in similar disputes or litigation with customers, licensees, partners or other third parties in the future.

We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, any key customer could significantly reduce our revenue.

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenue and adversely affect our business. Our five largest customers accounted for 98% of our total revenue in 2001, 93% of our total revenue in 2002 and 90% of our total revenue in the nine months ended September 30, 2003. In particular, in the nine months ended September 30, 2003, Samsung accounted for 100% of our license revenue and 25% of our total revenue. For the nine months ended September 30, 2003, Micron, Celestica and SMART Modular accounted for 29.4%, 18.4% and 10.9%, respectively, of our total revenue. Celestica and SMART Modular are supply-chain partners of IBM and Hewlett-Packard, respectively, so units incorporating our stacking solutions are ultimately sold through to these OEMs. Most of the markets for our services and technologies are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to effect sales to these dominant customers, as well as the ability of these customers to sell products that incorporate our stacked high-density memory utilizing our stacking technologies. In the future, these customers may decide not to specify products that incorporate our stacking technologies for use in their systems, purchase fewer stacked memory products than they did in the past or alter their purchasing patterns.

Some of our customers have sought or are seeking to design alternative solutions, either internally or through third parties, to address their need for greater memory capacity. The success of these efforts could have an adverse effect on the prices we are able to charge to our customers, and the volume of units that incorporate our stacking solutions, which would negatively affect our revenue and operating results.

Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. From time to time, the composition of our major customer base has changed from quarter to quarter as the market demand for our customers’ products has changed, and we expect this variability to continue in the future. We expect that sales of our products to a limited number of customers will continue to represent a majority of our revenue in the foreseeable future. The loss of, or a significant reduction in purchases by, any of our major customers could harm our business, financial condition and results of operations.

A natural disaster, epidemic, labor strike, war or political unrest where our customers’ facilities are located could reduce our sales to such customers. For example, Samsung is based in South Korea and represented all of our license revenue and 25% of our total revenue in the nine months ended September 30, 2003. North Korea’s decision to withdraw from the Nuclear Non-Proliferation Treaty and related geopolitical developments have created unrest. Such unrest could create economic uncertainty or instability, could escalate to war or otherwise adversely affect South Korea and Samsung, which could materially and adversely affect our operating results.

We derive a substantial portion of our revenue from our license agreement with Samsung which expires in June 2005. We may not be able to extend this agreement on favorable terms or at all, which could materially harm our business, financial condition and results of operations.

We currently derive all of our license revenue from our license agreement with Samsung. This agreement requires Samsung to pay us royalties based on the number of stacked memory products Samsung sells or bundles within its own products. This license expires in June 2005, and, to date, we have not had substantive discussions with Samsung about extending this agreement. If we are unable to extend this agreement on terms favorable to us or at all, or if Samsung terminates this agreement, our business, financial condition and results of operations could be materially harmed.

Our license agreement with Samsung requires Samsung to report to us on a quarterly basis the sale of products that incorporate our technologies. Our license agreement with Samsung does not allow us to examine Samsung’s records to verify that the amounts being paid to us as license fees are correct. As a result, we rely primarily on the accuracy of the reports from Samsung without independent verification and secondarily on information obtained from customers, suppliers and market analysts and our own production data. Our inability to review Samsung’s books and records may result in our receiving less royalty revenue than we are entitled to under the terms of our license agreement. If we determined that Samsung was not accurately reporting to us the number of units it sold, we may be required to commence litigation against Samsung which, even if meritorious, could be costly and time consuming, could harm our relationship and could adversely affect our business.

We are subject to risks relating to product concentration and lack of revenue diversification.

We derive nearly all of our revenue from sales or licenses of our Stakpak solutions, and we expect these solutions to continue to account for substantially all of our total revenue in the near term. Continued market acceptance of these solutions is critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by:

•	any decline in demand for our Stakpak solutions;

•	failure of our services and technologies to achieve continued market acceptance;

•	the introduction of services and technologies that can serve as a substitute for, replacement of or represent an improvement over, our services and technologies;

•	technological innovations that we are unable to address with our services and technologies; and

•	any inability by us to release new products or enhanced versions of our existing services and technologies on a timely basis or the failure of our products to achieve market acceptance.

We are particularly dependent on sales of our Performance Stakpak solutions for use in the high-end and midrange server market, which constituted approximately 98% of our total revenue in 2001, 86% of our total revenue in 2002 and 73% of our total revenue in the nine-months ended September 30, 2003. If the market for these servers deteriorates or the use of our stacked services and technologies in this market declines, our operating results would be materially and adversely affected.

The average selling prices of our services and technologies could decrease rapidly which may negatively impact our revenue and gross margins.

We may experience substantial period-to-period fluctuations in our future revenue and operating results due to a decline in the average selling prices for our services and technologies. From time to time, we reduce the average unit price of our services and technologies in anticipation of future competitive pricing pressures, declining monolithic DRAM chip prices, introductions of new services and technologies by us or our memory suppliers and other factors. The high-density memory market is extremely cost sensitive due to potentially high order volumes combined with memory buyers’ expectations for aggressive price reductions over time. As a consequence, the average selling prices of monolithic DRAM chips historically have declined as new product generations are commercialized. We expect that these factors will continue to create downward pressure on our average selling prices, which may, in turn, negatively impact our revenue and gross margins, particularly if we are unable to offset reductions in average selling prices by increasing our unit volumes or reducing our manufacturing costs. To maintain our gross margins, we will need to develop and introduce new services and technologies on a timely basis and continually reduce our costs. Our failure to do so could cause our revenue and gross margins to decline.

As our current services and technology offerings evolve, we intend to increasingly have a royalty-based business model, which is inherently risky.

Our long-term growth depends on our ability to increasingly license our existing stacked memory technologies and to establish licensing arrangements for our new technologies, such as our recently introduced High Performance Stakpak and our System Stakpak solution, which is currently under development. Because we expect a significant portion of our future revenue to be derived from license royalties, our future success depends on:

•	our ability to secure broad patent coverage for our new technologies and enter into license agreements with potential licensees; and

•	the ability of our licensees to develop and commercialize successful products that incorporate our stacking technologies.

Although we are in discussions with several potential licensees for our existing Stakpak technologies, we historically have not devoted significant resources to licensing our technologies and currently have only one license customer. We face risks inherent in a royalty-based business model, many of which are outside of our control, such as the following:

•	the rate of adoption of our technologies by, and the incorporation of our technologies into products of, semiconductor manufacturers and OEM customers;

•	the extent to which large equipment vendors and materials providers develop and supply tools and materials to enable manufacturing using our stacking technologies on a cost-effective basis and in quantities sufficient to enable volume manufacturing;

•	the willingness of our licensees and others to make investments in the manufacturing process that supports our licensed technologies, and the amount and timing of those investments;

•	our licensees’ ability to design and assemble memory modules and other system parts that utilize our technologies in components qualified for use by OEMs;

•	any failure by our licensees to abide by compliance and quality control guidelines with respect to our proprietary rights;

•	actions by our licensees that could severely harm our ability to use our proprietary rights;

•	the demand for products incorporating memory modules and other system parts that utilize our licensed technologies;

•	our ability to structure, negotiate and enforce agreements for the determination and payment of royalties; and

•	the cyclicality of supply and demand for products using our licensed technologies.

It is difficult to predict when we will enter into license agreements, if at all. The time it takes to establish a new licensing arrangement can be lengthy. We may also incur delays or deferrals in the execution of license agreements as we develop new technologies. The timing of our receipt of royalty payments and the timing of how we recognize license revenue under license agreements may fluctuate and significantly impact our quarterly or annual operating results.

We have limited sales and marketing resources. As our business evolves to become more of a royalty-based model, we may have to employ more rigorous sales and marketing efforts, hire more personnel and engage in lengthy negotiations to reach agreement with potential licensees. As a result, our operating expenses may increase, and we may incur losses in periods that precede the generation of royalties under licensing agreements. If the sales and marketing efforts that we direct at potential licensees of our technologies are unsuccessful, then we may not be able to license our technologies or earn related royalties.

We are a relatively small company with limited resources compared to some of our current and potential competitors, and we may not be able to compete effectively and maintain or increase our market share.

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than us. Some of these companies are better positioned to influence industry acceptance of a particular industry standard or competing technology than we are. These companies may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products or technologies at a lower price. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have established relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our current or potential competitors may also offer bundled arrangements offering a more complete or cost-effective product despite the technical merits or advantages of our services or technologies. These companies may elect not to support our technologies which could complicate our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our revenue, lower our gross profits or decrease our market share.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In addition, some of our significant customers, including Infineon, Micron and Samsung, also are competitors of ours, and may have the ability to manufacture competitive products at lower costs. We also face competition from current and prospective customers that continually evaluate our capabilities against the merits of manufacturing products internally. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We have many competitors who have developed competing technologies. For example, memory packages have been developed that place two DRAM chips into a single package or small chip size packages and allow both DRAM chips to fit in the same area as a single Stakpak. Our DRAM suppliers, such as Elpida, Infineon, Micron and Samsung, have developed many of these competing technologies. Other competitors utilize competing technologies that stack standard DRAM chips. Some of these traditional stacking competitors are DPAC Technologies and SimpleTech. We also could face competition from many new technologies, such as 3D memory cells, stacked wafers, stacked die and module innovations or module stacking. These and other new technologies could change the demand for or performance requirements of memory products, and could provide the market with cost-effective memory solutions that outperform our Stakpak solutions.

Following the expiration of our license agreement with Samsung, we and Samsung will be able to use each other’s technology, information, know-how and processes related to the licensed technologies that are not protected by patents, and Samsung will be able to compete in markets currently restricted by a non-compete provision of the agreement. At such time, subject to our patent rights, Samsung may use such technology and its substantial resources to compete in our target markets.

We expect our competitors to continue to improve the performance of their current products, reduce their prices and introduce new services and technologies that may offer greater performance and improved pricing, any of which could cause a decline in revenue or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our services or technologies obsolete or uncompetitive.

Our reliance on our memory manufacturer customers for the DRAM chips used in stacked products that incorporate our stacking technologies subjects us to risks of natural disasters or other factors that could cause disruptions in the supply of DRAM chips.

Our ability to fulfill customer orders is dependent on a sufficient supply of DRAM chips to which we apply our manufacturing services. Historically, our customers have shipped on consignment their DRAM chips to be stacked, which we stack and then return to them. We have no DRAM supply contracts other than a supply contract with Elpida Memory for DRAM chips specifically related to the manufacture of our products for IBM. In acquiring DRAM chips, supply options are very limited because of the small number of memory manufacturers. Our dependence on our customers’ provision of DRAM chips to us on a just-in-time consignment basis, rather than through guaranteed supply contracts, subjects our business to risks associated with unforeseen disruptions in the industry availability of DRAM chips. Natural disasters or other factors could cause delays or reductions in product shipments that could negatively affect our revenue and operating results. Moreover, since the majority of DRAM chips are manufactured in the Pacific Rim region, we believe that the risk of exposure of DRAM suppliers to earthquakes, typhoons, political unrest, terrorist activity, severe acute respiratory syndrome, or SARS, or other similar events is of particular concern. Any unexpected interruption in the manufacture of other key electronic components used in association with stacked products that incorporate our stacking technologies could disrupt production of devices that use our services and technologies, thereby adversely affecting either our ability to deliver products to our customers or the customers’ demand for our services and technologies.

If the supply of materials used to manufacture our products is interrupted, or our manufacturing turnaround times are extended, our results of operations could be adversely affected.

In order to manufacture our Stakpak solutions, we require raw materials and components such as flex circuits, printed circuit boards, epoxy adhesive, solder, nitrogen, ink marking supplies and tape and reel supplies. While we generally have multiple sources of supply of these materials, we typically procure them from single or limited sources to take advantage of volume pricing discounts. Although material shortages or transportation problems have not interrupted our operations in the past, shortages may occur from time to time in the future. These shortages could extend the turnaround times of our manufacturing services. If the supply of materials is interrupted, or our manufacturing turnaround times are extended, our results of operations could be adversely affected.

We recently shifted the substantial majority of our manufacturing operations from Austin, Texas to Reynosa, Mexico, and our failure to continue to manage this shift in our operations and our growth could materially and adversely affect our business.

We have recently shifted our high-volume manufacturing capacity from our Austin, Texas facility to a new manufacturing facility in Reynosa, Mexico. We began manufacturing operations in our Mexico facility in the first quarter of 2003, and we now manufacture over 75% of our units in Mexico. This shift in our operations, combined with the growth in our business overall in recent periods, has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management time and attention, and we anticipate that we will require additional management personnel and internal processes to manage these efforts. If we are unable to effectively manage our expanding operations, our business could be materially and adversely affected.

Our manufacturing facility in Reynosa, Mexico could expose us to new and significant risks.

Our high-volume manufacturing facility in Reynosa, Mexico provides over 75% of our unit production. This facility is exposed to certain risks as a result of its location, including:

•	changes in international trade laws, such as the North American Free Trade Agreement, or other governmental regulations or tariffs affecting our import and export activities;

•	changes in labor laws and regulations affecting our ability to hire and retain employees;

•	fluctuations of foreign currency and exchange controls;

•	security measures at the United States-Mexico border;

•	potential political instability and changes in the Mexican government; and

•	general economic conditions in Mexico.

Any of these risks could interfere with the operation of this facility or restrict or delay our ability to move components, finished products or manufacturing equipment across the United States–Mexico border and result in reduced production, increased costs, or both. In the event that this facility’s production is reduced or we encounter disruptions or delays in moving products across the border, we could fail to ship products on schedule and could face a reduction in future orders from dissatisfied customers. If our costs to operate this facility increase, our gross margins would decrease. Reduced shipments and margins would have an adverse effect on our financial results and could lead to a decline in our stock price.

We operate a manufacturing facility in Mexico as a Maquiladora and any loss of this status or change in the laws affecting Maquiladoras, or disputes with the labor union in Mexico, could materially harm our financial results.

We currently manufacture over 75% of our stacked memory products at our manufacturing facility in Reynosa, Mexico. This facility is authorized to operate as a Maquiladora by the Ministry of Economy of Mexico. Mexico has enacted this legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon, among other factors, compliance with applicable laws and regulations of the United States and Mexico. Maquiladora status allows us to wholly own our Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within 18 months. Maquiladora status is subject to various restrictions and requirements, including:

•	compliance with the terms of the Maquiladora program;

•	proper utilization of imported materials;

•	hiring and training of Mexican personnel;

•	compliance with tax, labor, exchange control and notice provisions and regulations; and

•	compliance with local and national constraints.

Because assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations in the Reynosa area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations could in the future result in increased labor costs. The loss of our Maquiladora status, changes in the Maquiladora program, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on our business, operating results and financial condition.

While we are not party to any collective bargaining agreements with any of our employees in the United States, approximately 78% of our employees in Mexico are represented by a labor organization that has entered into a labor contract with us. As a result, our Reynosa operations are subject to union activities, including organized strikes or other work stoppages, and cost factors arising from our negotiations of employment terms with the representatives of this union.

Our operations could be disrupted by power outages, political unrest, natural disasters or other disasters.

As our manufacturing facilities are located in Reynosa, Mexico and in Austin, Texas, earthquakes, fires, flooding or other natural disasters in these locations, or an epidemic, political unrest, war, labor strikes or work stoppages, or interruptions in supply or utilities at either of these locations would likely result in the disruption of our manufacturing services, would cause significant delays in shipments of our products and materially and adversely affect our operating results.

If we are unable to manufacture our products efficiently, our operating results could suffer.

We must continuously modify our manufacturing processes in an effort to maintain satisfactory manufacturing yields and product performance, lower our costs and reduce the time it takes to design products based on our technologies. We will incur significant start-up costs associated with implementing new manufacturing technologies, methods and processes and purchasing new equipment, which could negatively impact our gross margins. We could experience manufacturing delays and inefficiencies as we develop or refine new manufacturing technologies and stacking methods, implement them in volume production and qualify them with customers, which could cause our operating results to decline. As we manufacture more complex products, the risk of encountering delays or difficulties increases.

In addition, if demand for our products increases significantly, we will need to expand our operations to manufacture sufficient quantities of products without increasing our production times or our unit costs. As a result of such expansion, we could be required to purchase new equipment, upgrade existing equipment, develop and implement new manufacturing processes and hire additional technical personnel. Further, new or expanded manufacturing facilities could be subject to qualification by our customers. We cannot be certain that we will be able to add required manufacturing capacity or that we will be able to maintain control over product quality, delivery schedules, manufacturing yields and costs as we increase our output. Any difficulties in expanding our manufacturing operations could cause product delivery delays and lost sales.

If demand for our products decreases, we could have excess manufacturing capacity. The fixed costs associated with excess manufacturing capacity could cause our operating results to decline. If we are unable to achieve further manufacturing efficiencies and cost reductions, particularly if we are experiencing pricing pressures in the marketplace, our operating results could suffer.

Products that incorporate our stacking technologies generally have long sales and implementation periods, and our customers require that our stacking technologies undergo a lengthy and expensive qualification process without any assurance of revenue.

Products that incorporate our stacking technologies are complex and are typically intended for use in applications that may be critical to the systems being developed by our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our stacking technologies and to integrate memory modules and other system parts into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design, testing and adoption of new, technologically complex products. This may delay the time in which we recognize revenue and result in our investing significant resources well in advance of orders for our products.

Prior to incorporating memory products utilizing our stacking technologies, OEMs require our stacking process and technologies to undergo an extensive qualification process, which involves testing of products utilizing our stacking technologies in the customer’s system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification by a customer does not ensure any sales to that customer. Even after successful qualification and sales to a customer of products incorporating our stacking technologies, changes in our technologies may require a new qualification process, which may result in additional delays. After our products are qualified, it can take an additional six months or more before the customer commences production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

We intend to expand our research and development activities and other operations, and this expansion may strain our resources and increase our operating expenses.

We intend to increase our research and development activities and other operations, both in the United States and in Mexico, as we grow our business and expand our technology offerings. We may do so through both internal growth and acquisitions. We expect that this expansion could strain our systems and operational and financial controls. In addition, we are likely to incur higher operating costs as a publicly-held company and as we seek to expand our business. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we fail to do so, our growth would be limited.

Products that incorporate our stacking technologies must conform to industry standards in order to be widely accepted by OEMs for use in their products.

Our services and technologies are used to create products that comprise only a part of a larger system. Typically, the components of these systems comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented consistently, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Industry standards are continually evolving, and our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to implement new services and technologies to ensure compliance with relevant standards. If our products or those of our customers are not in compliance with prevailing industry standards for a significant period of time, we may not be able to sell our services and technologies and our operating results would suffer. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would and our business and results of operations would be adversely affected.

If we are unable to develop new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed.

Our future success will be based in large part on our ability to reduce our dependence on our current Performance Stakpak solution for the vast majority of our revenue by increasing revenue associated with our other Stakpak solutions and by developing new stacking and packaging technologies and enhancements that can achieve market acceptance in a timely and cost-effective manner. Successful development and introduction of new technologies on a timely basis require that we:

•	identify changing requirements of customers within the memory and semiconductor markets generally;

•	identify emerging technological trends in our target markets;

•	maintain effective marketing strategies;

•	timely design and introduce innovative and performance-enhancing features that differentiate our services and technologies from those of our competitors;

•	timely qualify and certify our stacking packaging technologies for use in our customers’ products;

•	maintain sufficient manufacturing and test capacity;

•	achieve high manufacturing yields;

•	adequately protect our intellectual property to exclude others from making, using, selling, offering to sell or importing products that fall within the scope of our intellectual property;

•	continue to compete effectively on the basis of quality, price, performance, power use and size of our products;

•	successfully develop our relationships with existing and potential customers, OEMs and supplier and channel partners; and

•	adjust to changes in technology, industry standards, end-user preferences and other market conditions quickly and cost effectively.

Our research and development efforts are focused primarily on furthering the technologies related to our recently introduced High Performance Stakpak solution and our System Stakpak solution, which is currently under development. If the development of these technologies is delayed or abandoned, or if these new technologies fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected. Furthermore, if markets for these new technologies develop later than we anticipate, or do not develop at all, demand for our solutions that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate.

We depend on a few key personnel to manage our business effectively, and if we lose the services of any of those personnel or are unable to hire additional personnel, our business could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. Our success to date has been highly dependent on James Cady, our President and Chief Executive Officer, and other members of our senior management team. We believe that our future success will be dependent on retaining the services of these key personnel, developing their successors and modifying our internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles should departures occur. The loss of any of our key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our services and technologies.

If our stacking services and technologies are used in defective products or include defective parts, we may be subject to product liability or other claims.

If we manufacture stacked memory products that are defectively manufactured, used in defective or malfunctioning products or contain defective components, we could be subject to product liability claims and product recalls, safety alerts or advisory notices. While we have product liability insurance coverage and contractual indemnification from suppliers and customers, we cannot assume that they will be adequate to satisfy claims made against us in the future or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and reputation, and on our ability to attract and retain licensees and customers.

Our failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

We are subject to various and frequently changing U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including clean- up costs, civil or criminal fines or sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or non-compliance with the environmental permits required for our facilities. These laws, regulations and permits also could require the installation of costly pollution control equipment or operational changes to limit pollutant emissions or decrease the likelihood of accidental releases of hazardous substances.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination at our sites or the imposition of new clean-up requirements could require us to curtail our operations, restrict our future expansion, subject us to liability and cause us to incur future costs that would have a negative effect on our operating results and cash flow.

Economic, political and other risks associated with international sales and operations could adversely affect our revenue.

Since we sell our services and technologies worldwide, our business is subject to risks associated with doing business internationally. Our revenue originating outside North America, including license revenue from Samsung and services revenue from our United States and Mexico manufacturing facilities derived from foreign customers, as a percentage of our total revenue, was 26% in 2001, 67% in 2002 and 47% in the nine months ended September 30, 2003. International turmoil, exacerbated by the war in Iraq and the escalating tensions in North Korea, have contributed to an uncertain political and economic climate, both in the United States and globally, which may affect our ability to generate revenue on a predictable basis. In addition, terrorist attacks and the threat of future terrorist attacks both domestically and internationally have negatively impacted the worldwide economy. As we ship stacked memory units both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business. These conditions make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

A portion of our revenue was derived from customers based in Asia. The economies of Asia have been highly volatile and recessionary in the past, resulting in significant fluctuations in local currencies and other instabilities. Many countries in Asia have recently been affected by the occurrence of SARS. These instabilities continue and may occur again in the future. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our customer base and activities in that region. An outbreak of SARS could result in reduced demand for products incorporating our stacking technologies, extend the qualification periods for our technologies or otherwise adversely affect our business.

If we acquire other businesses or technologies in the future, these acquisitions could disrupt our business and harm our financial condition.

As part of our growth and product diversification strategy, we will evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. Acquisitions entail a number of risks that could materially and adversely affect our business and operating results, including:

•	difficulties in integrating the operations, technologies or products of the acquired companies;

•	the risk of diverting management’s time and attention from the normal daily operations of the business;

•	insufficient revenue to offset increased expenses associated with acquisitions;

•	difficulties in retaining business relationships with suppliers and customers of the acquired companies;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	the potential loss of key employees of the acquired company; and

•	the potential need to amortize intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of our existing stockholders.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002, as well as new rules and regulations subsequently implemented by the Securities and Exchange Commission, have required changes to some of our corporate governance practices. The Sarbanes-Oxley Act also requires the Securities and Exchange Commission to promulgate additional new rules on a variety of subjects. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, has adopted revisions to its requirements for companies, such as us, that propose to have securities listed on the Nasdaq Stock Market. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly. We also expect that these new rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. As a publicly-held company, we expect the incremental costs of reporting and compliance to be on the order of $2.0 million annually, which includes the costs of director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related To This Offering

There has been no prior public market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	announcements or introductions of technological innovations, new products or services, or product or service enhancements by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or other agreements by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders or customers;

•	regulatory developments in the United States, Mexico and abroad;

•	our sale of common stock or other securities in the future;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth of our markets;

•	changes in our financial estimates by securities analysts; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of listed companies. Further, the market prices of securities of technology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, regardless of the outcome.

Austin Ventures will control us as long as it beneficially owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

After the completion of this offering, Austin Ventures will beneficially own approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise in full their over-allotment option to purchase additional shares. Because of our ownership structure, we are not required to comply with regulations that would otherwise require a majority of our board to be comprised of independent directors. As long as Austin Ventures beneficially owns a majority of our outstanding common stock, Austin Ventures will continue to be able to elect all members of our board of directors. Investors in this offering will not be able to affect the outcome of any stockholder vote until Austin Ventures beneficially owns less than a majority of our outstanding common stock. As a result, Austin Ventures will control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our corporate finance activities.

In addition, to the extent that Austin Ventures continues to beneficially own a significant portion of our outstanding common stock, although less than a majority, it will continue to have a significant influence over all matters submitted to our stockholders and to exercise significant control over our business policies and affairs. In fact, under our certificate of incorporation, as amended, if Austin Ventures ceases to own at least 30% of our outstanding common stock, the approval of the holders of at least two-thirds of our common stock will be required to amend our certificate of incorporation or bylaws. Furthermore, concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in a company that is controlled by a small number of stockholders. Austin Ventures is not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with Austin Ventures, you should read the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Austin Ventures and its designees on our board of directors may have interests that conflict with our interests.

Austin Ventures and its designees on our board of directors may have interests that conflict with, or are different from, our own. Conflicts of interest between Austin Ventures and us may arise, and such conflicts of interest may not be resolved in a manner favorable to us, including potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by Austin Ventures of our common stock and the exercise by Austin Ventures of its ability to control our management and affairs. Our certificate of incorporation does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both Austin Ventures and us will be reserved for or made available to us. Pertinent provisions of law will govern any such matters if they arise. In addition, Austin Ventures and its director designees could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. For additional information, please see “Principal Stockholders.”

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield an acceptable return.

We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. Management currently intends to use the net proceeds in the manner set forth in “Use of Proceeds.” The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

Future sales of our common stock may depress our stock price.

After this offering, we will have          shares of common stock outstanding, or          shares if the underwriters’ over-allotment option is exercised in full. The          shares sold in this offering, or          shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining          shares of our common stock outstanding after this offering will be available for sale in the public market, subject to the requirements of Rule 144, as follows:

Number of Shares	Date
No shares	On the date of this prospectus
18,731,109 shares	180 days after the date of this prospectus

The above table assumes the effectiveness of the lock-up agreements under which holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. Notwithstanding, Austin Ventures will have met the one-year holding period under Rule 144 in May 2004, after which Austin Ventures will be subject to the volume limitations and other restrictions of Rule 144 and the securities laws generally. If Austin Ventures should sell, or indicate that it may sell, substantial amounts of our common stock in the public market or if Austin Ventures distributes shares of the common stock to its partners and such partners, in turn, sell substantial amounts of such shares in the public markets, or if the market perceives that these sales may occur, the market price of our common stock may decline. In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 4.2 million shares of our common stock issuable under our 2003 stock option plan. Accordingly, shares registered under that registration statement will be available for sale in the open market, subject to the contractual lock-up agreements described above that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus.

Our future capital needs are uncertain, and we may need to raise additional funds in the future which may not be available on acceptable terms or at all.

Our future capital requirements are uncertain and will depend on many factors, including:

•	acceptance of, and demand for, our products;

•	the costs of developing new products, services or technologies or establishing new or expanding our existing manufacturing facilities;

•	the extent to which we invest in new technologies and product development;

•	the number and timing of acquisitions and other strategic transactions; and

•	the costs associated with the growth of our business, if any.

If the proceeds from this offering together with our existing sources of cash and cash flows are not sufficient to fund our activities, we may need to raise additional capital, which may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization. If we cannot raise additional capital on acceptable terms, we may not be able to develop or enhance our services and technologies, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Following this offering, our certificate of incorporation, as amended, and our bylaws, as amended, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our certificate of incorporation and bylaws, each as amended:

•	our board of directors is authorized, without prior stockholder approval, to designate and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	stockholder action by written consent is prohibited;

•	nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

•	if Austin Ventures ceases to own at least 30% of our issued and outstanding common stock, super-majority voting is required to amend our restated certificate of incorporation or bylaws; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation and bylaws, each as amended, and of Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include, among other things, our anticipated growth strategies and anticipated trends in our business and the markets in which we operate. These statements are only predictions based on our current expectations and projections about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $         million.

The principal purposes of this offering are to pay down our indebtedness that was incurred in connection with the Staktek acquisition, to redeem our redeemable preferred stock that was issued in connection with the Staktek acquisition, to obtain additional capital for working capital and general corporate purposes, to establish a public market for our common stock and to facilitate our future access to public capital markets. We intend to use the net proceeds to us from this offering as follows:

Amount(1)
(in millions)
Repay senior revolving credit facility and term loan(2)	$38.6
Repay subordinated loans(3)	41.7
Redeem redeemable preferred stock and pay accrued dividends(4)	30.4
Working capital and general corporate purposes
Total uses	$

(1)	The amounts set forth in this table are approximate.
(2)	This includes a $10.0 million senior revolving credit facility and $30.0 million of senior term notes issued pursuant to our revolving credit and term loan agreement plus accrued interest of $127,000 and $392,000, respectively, as of December 31, 2003. These notes accrue interest at prime-based or Eurocurrency-based rates, at our option, and mature on October 1, 2006 and October 1, 2007, respectively. We will use a portion of the proceeds from this offering to repay all amounts owing under these credit facilities. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Certain Relationships and Related Party Transactions—Description of Staktek Acquisition.”
(3)	This includes a $5.0 million short-term loan guaranteed by Austin Ventures plus accrued interest of $50,000 as of December 31, 2003. This also includes a $34.5 million subordinated loan pursuant to a subordinated loan agreement with Austin Ventures plus accrued interest of $2.2 million as of December 31, 2003. The short-term loan accrues interest at the greater of the bank’s prime rate or the weighted average rate on federal funds, plus 1%, and matures on February 20, 2004. The subordinated loan from Austin Ventures accrues interest at a rate of 17% per annum and matures on August 20, 2008. We will use a portion of the proceeds from this offering to repay all amounts owing under these loans, including accrued interest. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Certain Relationships and Related Party Transactions—Description of Staktek Acquisition.”
(4)	This includes $29.5 million of redeemable preferred stock plus accumulated dividends of $859,000 as of December 31, 2003. Our redeemable preferred stock accrues a cumulative dividend at a rate of 8% per annum. We will use a portion of the proceeds of this offering to redeem all outstanding redeemable preferred stock and pay all accumulated dividends thereon. The following affiliates will receive proceeds from our redemption of redeemable preferred stock in the following approximate amounts: Austin Ventures VII, L.P., $15.1 million, Austin Ventures VIII, L.P., $15.2 million, J. Ross Cockrell, one of our directors and a venture partner with Austin Ventures, $28,000, and Clark W. Jernigan, one of our directors and a principal with Austin Ventures, $28,000.

We intend to use the remainder of the proceeds of the offering for working capital and other general corporate purposes, including capital expenditures and research and development. We may also use a portion of the net proceeds to us to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. We have no current agreements or commitments with respect to any investment, acquisition or joint venture, and we currently are not engaged in negotiations with respect to any investment, acquisition or joint venture. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment grade securities.

Other than amounts to be used to repay outstanding indebtedness, redeem preferred stock and pay offering fees and expenses, the amount and timing of what we actually spend for the intended uses of proceeds above may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Therefore, we will have broad discretion in the way we use the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our redeemable preferred stock or common stock. Our redeemable preferred stock accrues a cumulative dividend at a rate of 8% per annum. Pursuant to the designation of the redeemable preferred stock, no dividends may be paid or declared to holders of common stock so long as any shares of redeemable preferred stock are outstanding and the accumulated dividends on the redeemable preferred stock have not been paid. As of December 31, 2003, approximately $859,000 of dividends will have accumulated in respect of the outstanding shares of redeemable preferred stock. Subject to preferences that apply to our redeemable preferred stock and may otherwise apply to any shares of then outstanding preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts that our board of directors may determine from time to time.

In addition, our senior bank agreements and our subordinated loan agreement with Austin Ventures prohibit us from declaring or paying dividends without the consent of the respective lenders under these agreements. We will use a portion of the proceeds of this offering to repay in full all of our indebtedness owing under these agreements and to redeem in full all of our outstanding shares of redeemable preferred stock and to pay all accumulated dividends thereon. For additional information, see “Use of Proceeds.”

After payment of those and other amounts, we expect to retain all remaining available funds and any future earnings for use in the operation and development of our business. Accordingly, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003 on an actual basis and as adjusted to give effect to our sale of          shares of our common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under “Use of Proceeds.” You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	September 30, 2003
	Actual	As Adjusted
		(unaudited)
	(in thousands, except share data)
Long-term obligations, less current maturities	$67,078	$—
Redeemable preferred stock, $.001 par value; 250 shares designated, 171.01449 shares issued and outstanding, actual; no shares designated, issued or outstanding as adjusted	29,769	—
Stockholders’ equity (deficit):
Preferred stock, $.001 par value; 1,000,000 shares authorized, 999,750 undesignated; 5,000,000 shares authorized and undesignated as adjusted		—
Common stock, $.001 par value; 24,000,000 authorized, 17,990,000 shares issued and outstanding, actual; 200,000,000 shares authorized as adjusted; shares issued and outstanding as adjusted	17
Additional paid-in capital	3,867
Deferred stock-based compensation	(3,384)
Retained earnings (deficit)	(2,489)

Total stockholders’ equity (deficit)	(1,989)

Total capitalization	$94,858	$

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares of our common stock outstanding as of September 30, 2003, and excludes:

•	1,410,000 shares issuable upon exercise of outstanding options with an exercise price of $0.03 per share; and

•	600,000 shares of our common stock available for issuance under our 2003 stock option plan at September 30, 2003.

DILUTION

Our net tangible book value as of                 , 2003 was approximately $         million, or $         per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on                 , 2003.

Without taking into account any changes in net tangible book value after                 , 2003, other than to give effect to the sale of          shares of our common stock in this offering at an assumed initial offering price of $         per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of                 , 2003 would have been approximately $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors purchasing shares in this offering. The following table illustrates the dilution in net tangible book value per share to new investors.

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2003	$
Increase in per share attributable to new investors

Net tangible book value per share after the offering

Dilution in net tangible book value per share to new investors		$

If all of the outstanding options and the outstanding warrant were exercised, the net tangible book value as of                 , 2003 would have been $         million and the net tangible book value after this offering would have been $         per share, causing dilution to new investors of $         per share.

The following table summarizes, as of                 , 2003, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $         per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

We were incorporated in May 2003 to acquire Staktek Corporation and did not have any operations prior to August 21, 2003 other than in connection with the Staktek acquisition. Our unaudited pro forma combined condensed financial information for all periods prior to August 21, 2003 has been prepared based on the consolidated financial statements of our predecessor, Staktek Corporation, included elsewhere in this prospectus. Financial information for all periods after August 20, 2003 is derived from our consolidated financial statements, included elsewhere in this prospectus. Our unaudited pro forma combined condensed financial information gives pro forma effect to the Staktek acquisition and financings related thereto as if they had occurred on January 1, 2002 instead of the actual closing date of August 21, 2003. It therefore gives effect to:

•	the gross proceeds of $40.0 million from senior term and revolving credit loans plus the accrual of interest thereon as if we had borrowed these amounts on January 1, 2002;

•	the issuance of our redeemable preferred stock for gross proceeds of $29.5 million plus the accumulation of dividends thereon as if we had issued the shares on January 1, 2002;

•	the gross proceeds of a $34.5 million subordinated loan plus the accrual of interest thereon as if we had borrowed these amounts on January 1, 2002;

•	the gross proceeds of a $5.0 million short-term loan plus the accrual of interest thereon as if we had borrowed these amounts on January 1, 2002; and

•	the acquisition of Staktek Corporation for approximately $125.3 million and the amortization of intangible assets recorded in connection with the acquisition throughout 2002 and during the nine-month period ended September 30, 2003 as if we had closed the acquisition on January 1, 2002.

The pro forma as adjusted financial information gives further effect to our application of the estimated net proceeds from the sale of the shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share and after deducting estimated underwriting discounts and estimated offering expenses payable by us, to:

•	repay our $40.0 million senior term and revolving credit loans plus accrued interest thereon;

•	redeem our outstanding redeemable preferred stock for $29.5 million plus accumulated dividends thereon;

•	repay our $34.5 million subordinated loan plus accrued interest thereon; and

•	repay our $5.0 million short-term loan plus accrued interest thereon.

The unaudited pro forma adjustments, which are based upon available information and upon assumptions that management believes are reasonable, are described in the accompanying notes. Our unaudited pro forma combined condensed financial information is for informational purposes only and does not purport to represent what our results of operations would actually have been had the offering occurred as of the dates indicated, nor does our unaudited pro forma combined condensed financial information purport to project our results for any future period.

You should read our unaudited pro forma combined condensed financial information in conjunction with the consolidated financial statements of Staktek Corporation for the period ended August 20, 2003, our consolidated financial statements at September 30, 2003 and for the period from inception to September 30, 2003, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

	Predecessor Company	Staktek Holdings, Inc.	Adjustments for Purchase Accounting and Acquisition Financing		Pro Forma for the Nine Month Period Ended September 30, 2003	Adjustments for the Offering	Pro Forma As Adjusted
	January 1, 2003 to August 20, 2003	Inception to September 30, 2003
	(in thousands, except per share data)
Revenue:
Services	$31,509	$5,695	$—		$37,204
License	12,624	—	—		12,624

Total revenue	44,133	5,695	—		49,828
Cost of revenue:
Services	19,813	2,803	—		22,616
Amortization of acquisition intangibles	—	1,413	10,425	(1)	11,838

Total cost of revenue	19,813	4,216	10,425		34,454

Gross profit	24,320	1,479	(10,425)		15,374
Operating expenses:
Selling, general and administrative	3,085	901	—		3,986
Research and development	1,560	240	—		1,800
Business restructuring and acquisition	3,376	1,356	—		4,732
In-process research and development	—	700	(700	)(2)	—
Amortization of acquisition intangibles	—	326	1,065	(3)	1,391
Amortization of deferred stock-based compensation and stock compensation expense	42	—	—		42

Total operating expenses	8,063	3,523	365		11,951

Income (loss) from operations	16,257	(2,044)	(10,790)		3,423
Interest and other income (expenses), net	80	(990)	(5,057)		(5,967)

Income (loss) before income taxes	16,337	(3,034)	(15,847)		(2,544)
Provision (benefit) for income taxes	6,861	(814)	(5,907	)(5)	140

Net income (loss)	9,476	(2,220)	(9,940)		(2,684)
Preferred stock dividends	—	269	1,501	(6)	1,770

Income (loss) attributable to common stockholders	$9,476	$(2,489)	$(11,441)		$(4,454)

Net income (loss) per share:
Basic					$(0.26)
Diluted					$(0.26)
Weighted-average number of shares used in per share calculations:
Basic					17,000
Diluted					17,000

(1)	The adjustment records additional amortization of acquired existing technology of $4.3 million and a customer contract of $6.1 million. Acquired existing technology and the customer contract are amortized over their estimated useful lives of five years using a method of amortization that reflects each intangible’s pattern in which its economic benefits are consumed based upon estimated contribution to discounted cash flows during the period. Amortization of acquired existing technology and the customer contract during the period from August 21, 2003 to September 30, 2003 is already included in our actual results for this period.
(2)	The adjustment removes the effect of the write-off of in-process research and development arising out of the Staktek acquisition.
(3)	The adjustment records additional amortization of customer relationships of $890,000 and non-compete agreements of $175,000. Customer relationships are amortized over their estimated useful life of six years using a method of amortization that reflects the pattern in which their economic benefits are consumed based upon estimated contribution to discounted cash flows during the period. Non-compete agreements are being amortized over the estimated useful life of the agreements of four years using the straight-line method. Amortization of customer relationships and non-compete agreements during the period from August 21, 2003 to September 30, 2003 is already included in our actual results for this period.
(4)	The adjustment records additional interest expense for the senior term loan of $1.0 million, revolving credit facility of $302,000, short-term loan of $23,000 and subordinated loan of $3.7 million issued in connection with the Staktek acquisition. For purposes of the adjustment, we have assumed rates of 5.35% per annum for the senior term loan, 4.85% for the revolving credit loan, 4.0% for the short-term loan, and 17.0% for the subordinated loan. Interest expense incurred during the period from August 21, 2003 to September 30, 2003 is already included in our actual results for this period.
(5)	Represents the tax benefit for the adjustments to amortization expense and interest expense of $11.5 million and $5.1 million respectively, at an estimated tax rate of 35.7%.
(6)	Represents dividends on our redeemable preferred stock that was issued as part of the financing of the Staktek acquisition. Preferred stock dividends that accumulated during the period from August 21, 2003 to September 30, 2003 are included in our actual results for this period.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

For fiscal year ended December 31, 2002

	Predecessor Company	Adjustments for Purchase Accounting and Acquisition Financing		Pro Forma	Adjustments for the Offering	Pro Forma As Adjusted
	(in thousands, except per share data)
Revenue:
Services	$40,288	$—		$40,288
License	6,728	—		6,728

Total revenue	47,016	—		47,016

Cost of revenue:
Services	23,063			23,063
Amortization of acquisition intangibles		15,785	(1)	15,785

Total cost of revenue	23,063	15,785		38,848

Gross profit	23,953	(15,785)		8,168
Operating expenses:
Selling, general and administrative	3,836	—		3,836
Research and development	2,084	—		2,084
Business restructuring and acquisition	306	—		306
In-process research and development	—	—		—
Amortization of acquisition intangibles	—	1,855	(2)	1,855
Amortization of deferred stock-based compensation and stock compensation expense	—	—		—

Total operating expenses	6,226	1,855		8,081

Income (loss) from operations	17,727	(17,640)		87
Interest and other income (expenses), net	238	(8,155)		(7,917)

Income (loss) before income taxes	17,965	(25,795)		(7,830)
Provision (benefit) for income taxes	6,439	(9,209	)(4)	(2,770)

Net income (loss)	11,526	(16,586)		(5,060)
Preferred stock dividends	—	2,360	(5)	2,360

Income (loss) attributable to common stockholders	$11,526	$(18,946)		$(7,420)

Net income (loss) per share:
Basic				$(0.44)
Diluted				$(0.44)
Weighted-average number of shares used in per share calculations:
Basic				17,000
Diluted				17,000

(1)	The adjustment records additional amortization of acquired existing technology of $6.7 million and a customer contract of $9.1 million. Acquired existing technology and the customer contract are amortized over their estimated useful lives of five years using a method of amortization that reflects each intangible’s pattern in which its economic benefits are consumed based upon estimated contribution to discounted cash flows during the period.
(2)	The adjustment records additional amortization of customer relationships of $1.6 million and non-compete agreements of $275,000. Customer relationships are amortized over their estimated useful life of six years using a method of amortization that reflects their pattern in which their economic benefits are consumed based upon estimated contribution to discounted cash flows during the period. Non-compete agreements are being amortized over the estimated useful life of the agreements of four years using the straight-line method.
(3)	The adjustment records additional interest expense for the senior term loan of $1.6 million, revolving credit facility of $485,000, short-term loan of $200,000 and subordinated loan of $5.9 million issued in connection with the Staktek acquisition.
(4)	Represents the tax benefit for the adjustments to amortization expense and interest expense of $17.6 million and $8.2 million, respectively, at an estimated tax rate of 35.7%.
(5)	Represents dividends on our redeemable preferred stock that was issued as part of the financing for the Staktek acquisition.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The consolidated statement of operations for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002, the period from January 1, 2003 to August 20, 2003 and the period from inception to September 30, 2003 and the consolidated balance sheet data as of December 31, 2001, December 31, 2002 and September 30, 2003, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations for the fiscal years ended December 31, 1998 and December 31, 1999 and the consolidated balance sheet data as of December 31, 1998, December 31, 1999 and December 31, 2000, are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations for the nine months ended September 30, 2002 are derived from our unaudited consolidated financial statements not appearing elsewhere in this prospectus.

We have prepared the unaudited interim information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	Predecessor Company							Staktek Holdings, Inc.
	Fiscal Year Ended December 31,					Nine Months Ended September 30, 2002	Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenue:
Services	$19,328	$57,272	$39,056	$48,298	$40,288	$24,137	$31,509	$5,695
License	—	—	—	927	6,728	4,146	12,624	—

Total revenue	19,328	57,272	39,056	49,225	47,016	28,283	44,133	5,695
Cost of revenue:
Services(1)	16,381	41,724	27,733	24,922	23,063	15,211	19,813	2,803
Amortization of acquisition intangibles	—	—	—	—	—	—	—	1,413

Total cost of revenue	16,381	41,724	27,733	24,922	23,063	15,211	19,813	4,216

Gross profit	2,947	15,548	11,323	24,303	23,953	13,072	24,320	1,479
Operating expenses:
Selling, general and administrative(1)	2,670	4,811	6,154	5,232	3,836	2,836	3,085	901
Research and development(1)	930	609	1,030	1,260	2,084	1,645	1,560	240
Business restructuring and acquisition	—	—	—	—	306	—	3,376	1,356
In-process research and development	—	—	—	—	—	—	—	700
Amortization of acquisition intangibles	—	—	—	—	—	—	—	326
Amortization of deferred stock-based compensation and stock compensation expense	—	—	48	8	—	—	42	—

Total operating expenses	3,600	5,420	7,232	6,500	6,226	4,481	8,063	3,523

Income (loss) from operations	(653)	10,128	4,091	17,803	17,727	8,591	16,257	(2,044)
Interest and other income (expense), net	173	(307)	13	1,843	238	(173)	80	(990)

Income (loss) before income taxes	(480)	9,821	4,104	19,646	17,965	8,418	16,337	(3,034)
Provision (benefit) for income taxes	(236)	3,613	1,487	6,186	6,439	2,969	6,861	(814)

Net income (loss)	(244)	6,208	2,617	13,460	11,526	5,449	9,476	(2,220)
Preferred stock dividends and/or accretion	(43)	—	—	—	—	—	—	(269)

Income (loss) available to common stockholders	$(287)	$6,208	$2,617	$13,460	$11,526	$5,449	$9,476	$(2,489)

Net income (loss) per share:
Basic								$(0.15)
Diluted								$(0.15)
Weighted-average number of shares used in per share calculations:
Basic								17,000
Diluted								17,000
(1) Excludes amortization of deferred stock-based compensation and stock compensation expense as follows:
Cost of services revenue	$—	$—	$24	$(11)	$—	$—	$20	$—
Selling, general and administrative	—	—	24	19	—	—	22	—
Research and development	—	—	—	—	—	—	—	—

	Predecessor Company					Staktek Holdings, Inc.
	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,974	$8,080	$19,417	$24,906	$31,449	$25,742
Working capital	2,236	8,051	11,023	26,275	36,188	21,388
Total assets	22,788	31,521	41,080	41,571	58,781	140,141
Capitalized lease obligations, less current maturities	889	1,927	721	280	167	78
Long-term debt, less current portion	—	2,000	667	—	—	67,000
Redeemable preferred stock	—	—	—	—	—	29,769
Total stockholders’ equity (deficit)	9,983	16,247	19,219	32,783	44,419	(1,989)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, estimates and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide manufacturing services to deliver high-density memory stacking solutions and also offer licenses of our technologies to our customers to enable them to manufacture stacked memory products. In addition, we offer a broad range of services to support our customers’ needs, including design of custom stacked memory assemblies, electrical modeling assistance and component inventory management.

Since our inception in 1990, we have been an innovator in the development of technologies to enable the stacking of integrated circuits, with an initial focus on customized stacking solutions. In 1994, we released our original Stakpak technology, which stacked DRAM chips packaged in industry-standard TSOPs. In 1998, we began shipping our third generation Stakpak technology, enabling dramatically lower Stakpak pricing through our implementation of automated manufacturing processes. In 2001, we introduced our Value Stakpak product as a low-cost stacked high-density memory solution for devices and systems with lower thermal management requirements. Our fourth generation solution, the High Performance Stakpak, was introduced in 2003 and offers next-generation memory and performance capabilities in a non-leaded stacked memory package. To date, we have recognized no revenue from our High Performance Stakpak solution.

The vast majority of the stacked solutions provided by us to date have been to semiconductor manufacturers, memory module manufacturers and contract manufacturers for inclusion in midrange and high-performance servers and storage systems products of large OEMs, such as Cisco, Dell, Hewlett-Packard, IBM, Intel and Sun. To a lesser extent we sell our stacked solutions directly to OEMs. Some of our customers place blanket purchase orders up to three months in advance to cover shipments for the relevant period. These purchase orders do not represent commitments to purchase given quantities of our products, but serve as non-binding forecasts for pricing, administrative and general scheduling purposes. In some instances, purchase orders from customers are received no more than a day in advance or in the same shipment as the consigned DRAM chips that are supplied to us for stacking. We also have supply agreements with some of our customers that are based upon a three month rolling forecast. However, we have no long-term purchase agreements with any of our customers.

Through our flexible OEM-centric business model, our customers can license our proprietary stacking technologies and, to date, we have entered into one such license agreement, which is with Samsung. Under this license agreement, Samsung manufactures and sells memory modules containing stacked DRAM chips incorporating our stacking technologies. In 2002 and for the nine months ended September 30, 2003, 14.3% and 25.3% of our total revenue in such respective periods were derived from royalties recognized under our agreement with Samsung.

We price our stacked memory solutions based on a number of factors, and in particular, on the estimated quarterly volumes reflected in our customers’ forecasts. While relative demand for stacked memory products may fluctuate with variations in the average selling price of DRAM chips, the average selling prices for our manufacturing services and technologies are not directly impacted by changes in the price of memory. Through our investments in greater automation within our manufacturing operations and the implementation of other efficiencies in our internal processes, we have achieved significant reductions in our internal manufacturing costs on a per unit basis. By passing these cost savings through to our customers in the form of lower average selling prices for our services, we have experienced a substantial increase in the demand for our services as the affordability of stacked memory solutions provides greater opportunities for OEMs to cost-effectively increase the memory capacity of their products. By increasing our production volumes within a lower cost structure, combined with increased license revenue, which generally entails lower cost of revenue our gross margins have improved from 27.1% and 29.0% in 1999 and 2000, respectively, to 49.4%, 50.9% and 51.8% in 2001, 2002 and the nine months ended September 30, 2003, respectively. We anticipate that our gross margins, excluding the amortization of intangible assets associated with the Staktek acquisition, will continue to improve in the near term.

We were formed by Austin Ventures in May 2003 for the purpose of acquiring Staktek Corporation. Our predecessor company, Staktek Corporation, was incorporated in Texas in June 1990. In July 2003, Austin Ventures acquired Staktek Corporation through a merger of Staktek Corporation with and into a wholly-owned subsidiary of our company. As a result of this merger, Staktek Corporation became our wholly-owned subsidiary. The total consideration payable to the former shareholders of our predecessor company in connection with this acquisition was $125.3 million, of which $11.0 million remains in escrow for our benefit in the event of breaches of representations, warranties and covenants contained in, and subject to the terms and conditions of, the definitive agreements that were entered into in connection with the Staktek acquisition. For a more complete description of the Staktek acquisition, please see the section captioned “Certain Relationships and Related Party Transactions—Description of Staktek Acquisition” in this prospectus. In addition, the subsection below entitled “— Liquidity and Capital Resources” provides a summary description of securities issued and indebtedness incurred by us in connection with this transaction.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    We account for our revenue under the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. Under the provisions of SAB 101, we recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. Our revenue is generated from manufacturing services performed for customers using our high-density packaged memory solutions and from license fees or royalties earned pursuant to a license agreement with a customer.

Our manufacturing services consist of customer arrangements whereby the manufacture of the customer’s stacked memory units has been outsourced to us. These customer arrangements can be categorized into two basic types. In the first arrangement, which comprises the majority of our customer arrangements, the customer consigns its high-density memory packages to us and we stack them using our proprietary solutions. We then ship the stacked high-density memory units as directed by the customer. In this arrangement we do not purchase or take title to the memory packages and do not warranty the performance of the memory packages outside of the performance directly related to the stacking process. In the second arrangement, we purchase high-density memory packages and stack them for the customer. However, the memory packages are purchased directly from the customer or from a vendor specified by the customer. We do not purchase quantities of memory packages in excess of the customer’s committed order, so we do not bear inventory risk because the memory packages must be purchased by the customer at the price paid by us or the memory packages can be returned to their source. Accordingly, we recognize revenue upon shipment only for our stacking services as charged to the customer. The fee charged to the customer for the cost of memory packages is not recorded as revenue and, similarly, the cost of the memory packages is not recorded as cost of revenue.

In addition, we have a license agreement with Samsung which specifies that certain per unit royalties are due to us upon shipment of products utilizing our proprietary stacking technologies. Samsung generally reports shipment information 30 to 60 days after the end of the quarter in which such activity takes place. We recognize royalty revenue in the period in which such royalties are reported to us.

Impairment of Assets.    We have adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under SFAS 144, we

evaluate the recoverability of losses on long-lived assets, such as property and equipment and intangible assets but excluding goodwill. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than the carrying value of these assets, and accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of the assets to the carrying amounts. Actual useful lives and cash flow could be different than those estimated by us.

Goodwill will be evaluated annually based on the criteria established by SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. The goodwill impairment test requires judgment regarding the fair value of assets and liabilities.

In connection with the Staktek acquisition, we established a valuation of intangible assets in an aggregate amount of approximately $83.0 million. With the exception of $29.7 million of goodwill, these intangible assets generally will be amortized as follows:

	Allocated Amount	Estimated Useful Life	Corresponding Item Increased in Income Statement
	(in millions)
Customer contract	$26.1	Five years	Cost of revenue
Acquired technology	19.1	Five years	Cost of revenue
In-process research and development	0.7	August 2003	Operating expenses
Customer relationships	4.5	Six years	Operating expenses
Non-compete agreements	1.1	Four years	Operating expenses
Trademarks	1.8	Indefinite	Not amortized

The customer contract, acquired technology and customer relationships will be amortized using a method of amortization that reflects the pattern in which their economic benefits are consumed during the term of their estimated useful lives based upon estimated contribution to discounted cash flows which will result in amortization expense that decreases each year over their estimated useful lives. The non-compete agreements will be amortized on a straight-line basis over the stated amortization period. In-process research and development was expensed immediately as it has no alternative future use. Trademarks are deemed to have an indefinite life and are not being amortized.

Income Taxes.    We account for income taxes under the provisions of Statement 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Amortization of Deferred Stock-Based Compensation.    We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. In connection with the grant of stock options to our employees and non-employee directors on September 29, 2003, we recorded an aggregate of $3.4 million in deferred stock-based compensation. These options are considered compensatory because the fair value of our stock determined for financial reporting purposes is greater than the value determined by our board of directors on the respective dates of these grants. We are amortizing the deferred stock-based compensation on a straight-line basis over the relevant vesting period of the related options. As of September 30, 2003, we had an aggregate of $3.4 million of deferred stock-based compensation remaining to be amortized. This deferred stock-based compensation will be amortized as follows: $250,000 during the three months ending December 31, 2003; $949,000 during 2004; $794,000 during 2005; $794,000 during 2006; and $596,000 during 2007. To the extent unvested options are forfeited in the future, the deferred stock-based compensation associated with those options will be reduced.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Predecessor Company				Staktek Holdings, Inc.
	Fiscal Year Ended December 31,				Inception to September 30, 2003
	2000	2001	2002	Jan. 1, 2003 to August 20, 2003
Revenue:
Services	100.0%	98.1%	85.7%	71.4%	100.0%
License	—	1.9	14.3	28.6	—

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Services	71.0	50.6	49.1	44.9	49.2
Amortization of acquisition intangibles	—	—	—	—	24.8

Total cost of revenue	71.0	50.6	49.1	44.9	74.0

Gross profit	29.0	49.4	50.9	55.1	26.0

Operating expenses:
Selling, general and administrative	15.8	10.6	8.2	7.0	15.8
Research and development	2.6	2.6	4.4	3.5	4.2
Business restructuring and acquisition	—	—	0.6	7.7	23.8
In-process research and development	—	—	—	—	12.3
Amortization of acquisition intangibles	—	—	—	—	5.8
Amortization of deferred stock-based compensation and stock compensation expense	0.1	—	—	0.1	—

Total operating expenses	18.5	13.2	13.2	18.3	61.9

Income (loss) from operations	10.5	36.2	37.7	36.8	(35.9)
Other income (expense), net	0.0	3.7	0.5	0.2	(17.4)

Income (loss) before income taxes	10.5	39.9	38.2	37.0	(53.3)
Provision (benefit) for income taxes	3.8	12.6	13.7	15.5	(14.3)

Net income (loss)	6.7%	27.3%	24.5%	21.5%	(39.0)%

The following describes the line items set forth in our consolidated statements of operations:

Revenue.    Revenue consists of services revenue recognized from our manufacture of Stakpaks and of license revenue recognized under our license agreement with Samsung. In most instances, our customers provide the high-density memory packages to us for stacking on a consignment basis. In some instances, we purchase the high-density memory packages from the vendor specified by the customer, but only in quantities at or below the amounts that either the customer is obligated to purchase or we are able to return to the vendor. We exclude from services revenue the costs of memory packages purchased by us and then sold to our customers as we do not bear meaningful inventory risk.

Cost of Revenue.    Cost of revenue includes depreciation of equipment, direct labor costs, costs of flex circuits and other components and raw materials and facilities costs associated with our manufacturing operations. Cost of revenue also includes the amortization of intangible assets associated with the Staktek acquisition. A portion of our cost of revenue, such as depreciation of equipment, is fixed in any given period.

Selling, General and Administrative.    Selling, general and administrative expenses consist of salaries and wages for executive, sales and marketing and administrative personnel, travel expenses and other marketing costs. Additional expenses include administrative and information technology costs, legal costs, amortization of customer relationships and non-compete agreements as described above in the paragraph headed “Amortization of Intangible Acquisition Assets,” amortization of patents and other supporting costs. These expenses also include allocations or direct charges for insurance, consultants and other professional fees, utilities and office supplies. We expect selling, general and administrative expenses to increase by an estimated $2.0 million annually due to our future obligations as a publicly-held company.

Research and Development.    Research and development expenses include expenses related to product development and design, engineering, process development, equipment and tooling design, fabrication and implementation, and test hardware and software design and implementation. Research and development expenses, however, do not necessarily reflect all of our engineering efforts. Our engineering group also provides various support functions in the manufacturing of products currently in production. The costs of such support are included in manufacturing overhead. Therefore, significant fluctuations in research and development expenses may occur from period to period depending on the nature and extent of engineering activities over any given timeframe. In addition, we devote significant resources to design, develop and implement automated machinery for our products. When we believe that such machinery will include significant engineering time to design, develop, and install or assemble, all costs associated with that machine, including internal labor and overhead, are capitalized as part of its cost. General product and process development costs that are not associated with either a specific customer product or a standard product to be offered for sale are considered to be research and development activities and are accounted for as research and development expenses.

Business Restructuring and Acquisition.    Business restructuring and acquisition costs consist of costs associated with the reduction in manpower in Austin, Texas as the result of the move of our high-volume manufacturing facility to Reynosa, Mexico and expenses associated with the Staktek acquisition.

Amortization of Acquisition Intangibles.    Amortization of acquisition intangibles consists of amortization of acquired identified intangible assets resulting from the Staktek acquisition in August 2003. See the subsection above entitled “—Critical Accounting Policies—Impairment of Assets” for a discussion of acquired intangible assets.

Other Income (Expense), Net.    Other income (expense), net generally consists of net interest income and interest expense and other non-recurring items such as the receipt of insurance proceeds and gain or loss on the disposition of assets.

Provision for Income Taxes.    We accrue a provision for federal and state income taxes at the applicable statutory rates. We also are subject to income taxes that are imposed by Mexico with respect to our Reynosa operations which are included in the provision for income taxes.

We were formed in May 2003 for purposes of acquiring Staktek Corporation. In our discussion of the nine months ended September 30, 2003, we discuss each line item in the statement of operations on a combined basis for comparative purposes. These combined amounts represent the sum of the financial data for Staktek Corporation and us for the period from January 1, 2003 through September 30, 2003. These combined amounts are for informational purposes only. We refer to the period from our inception through September 30, 2003 as the August 21, 2003 through September 30, 2003 period because we had no operations prior to August 21, 2003 other than in connection with the Staktek acquisition.

Nine Months Ended September 30, 2003 and September 30, 2002

Revenue.    Revenue increased by $21.5 million, or 76.2%, for the nine months ended September 30, 2003, to $49.8 million from $28.3 million for the nine months ended September 30, 2002. During the same period, services revenue increased by $13.1 million, or 54.1%, to $37.2 million, or 74.7% of total revenue, for the nine months ended September 30, 2003 from $24.1 million, or 85.3% of total revenue, for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, license revenue increased by $8.5 million, or 204%, to $12.6 million, or 25.3% of total revenue, from $4.1 million, or 14.7% of total revenue, for the nine months ended September 30, 2002. Revenue in the first nine months of 2003 benefited from increased customer demand for greater high-density memory capacity and faster processor speeds over a broader range of OEM products as provided by our Stakpak products and stacked memory packages using our technologies that were sold by Samsung. Unit volume of Stakpak products recognized as revenue in the nine months ended September 30, 2003 increased by 18.1 million units, or 175%, to 28.4 million units from 10.3 million units for the nine months ended September 30, 2002. The positive impact from this increase in unit volume was partially offset by a continuing decline in average selling prices for our manufacturing services.

We anticipate that we will experience a decrease in the rate of unit growth in the demand for stacked memory solutions during the transition period from current-generation stacked products, which are based on 256 megabit memory TSOPs, to next-generation stacked products, which will be based on 512 megabit memory TSOPs. As the next-generation TSOPs deliver twice as many bits of memory as the current generation, the demand for stacked memory packages, as measured in megabits, will be satisfied at lower levels of unit volumes. This generation transition is underway, and accordingly, we expect to experience an increase in the number of units based on 512 megabit memory TSOPs shipped in 2004 as compared to units shipped in 2003. We anticipate that the transition cycle will run its course in 2005, but may repeat with future generations of DRAM chips, such as when one gigabit chips displace 512 megabit chips as the lowest cost-per-bit memory chip.

Gross Profit.    Gross profit increased $12.7 million, or 97.4%, for the nine months ended September 30, 2003 to $25.8 million from $13.1 million for the nine months ended September 30, 2002. Gross profit as a percentage of revenue, also referred to as gross margin, increased to 51.8% for the nine months ended September 30, 2003 versus 46.2% for the nine months ended September 30, 2002. The improvements in gross profit and gross margin were largely attributable to the substantial increase in license royalties, as well as our realization of economies of scale in our automated manufacturing operations through increased volumes of production, partially offset by higher cost in the first nine months of 2003 associated with the start-up of our high volume manufacturing facility in Reynosa, Mexico, and the amortization of intangibles charged to cost of revenue resulting from the Staktek acquisition.

Selling, General and Administrative.    Selling, general and administrative expenses increased by $1.2 million, or 40.6%, for the nine months ended September 30, 2003 to $4.0 million, or 8.0% of revenue, from $2.8 million, or 10.0% of revenue, for the nine months ended September 30, 2002. The majority of the increase in absolute amounts was due to increased profit sharing and related incentive expenses as well as higher litigation expenses during the nine months ended September 30, 2003. We expect that our ongoing intellectual property litigation activity will continue to contribute to higher selling, general and administrative expenses in future periods.

Research and Development.    Research and development expenses increased by $155,000, or 9.4%, to $1.8 million, or 3.6% of revenue, for the nine months ended September 30, 2003 from $1.6 million, or 5.8% of revenue, for the nine months ended September 30, 2002. We intend to devote additional resources to research and development in future periods to address market opportunities for stacking advanced technologies, such as DDR-II, DRAM chips in fBGA packages, and for stacking of heterogeneous circuits. Our increased spending on research and development will be used to design and develop the tooling, testing capabilities and automation equipment to position us for OEM qualification and manufacturing of products based on these new technologies.

Business Restructuring and Acquisition.    Business restructuring and acquisition costs were $4.7 million for the nine months ended September 30, 2003. Of these expenses, $4.2 million were associated with the Staktek acquisition and $537,000 resulted from severance costs associated with the move of our high-volume manufacturing facility to Reynosa, Mexico. The acquisition costs are directly attributable to the Staktek acquisition and include investment banking fees, loan origination and commitment fees, legal and accounting fees and employee bonuses.

In-process Research and Development.    As part of the Staktek acquisition we incurred $700,000 of expenses related to in-process research and development.

Amortization of Acquisition Intangibles.    For the nine month period ended September 30, 2003, we amortized $326,000 of intangible assets resulting from the Staktek acquisition.

Other Income (Expense), Net.    We incurred other expenses during the nine months ended September 30, 2003 and September 30, 2002 of $910,000 and $173,000, respectively. The increased expense in the first nine months of 2003 was primarily attributable to interest expenses associated with the senior and subordinated debt incurred to finance the Staktek acquisition.

Provision for Income Taxes.    We incurred income taxes of $6.0 million for the nine months ended September 30, 2003 versus income taxes of $3.0 million for the nine months ended September 30, 2002. Provision for income taxes as a percentage of income before income taxes was 45.5% and 35.3% in the nine months ended September 30, 2003 and September 30, 2002, respectively. The higher effective tax rate for the nine months ended September 30, 2003 was primarily due to the non-deductibility for income tax purposes of certain of the transaction costs associated with the Staktek acquisition.

Years Ended December 31, 2002 and December 31, 2001

Revenue.    Revenue decreased by $2.2 million, or 4.5%, in 2002 to $47.0 million from $49.2 million in 2001. Services revenue decreased by $8.0 million in 2002 to $40.3 million, or 85.7% of total revenue, from $48.3 million, or 98.1% of total revenue, in 2001. The decline in services revenue resulted from a reduction in the average selling prices of our manufacturing services during 2002. This decline in average selling prices was only partially offset by the 36.2% increase in unit volume. License revenue increased by $5.8 million, or 625%, in 2002 to $6.7 million, or 14.3% of total revenue, from $927,000, or 1.9% of total revenue, in 2001. The increase in license revenue was due to Samsung’s increased unit volume of royalty-based products.

Gross Profit.    Gross profit decreased by $350,000, or 1.4%, in 2002 to $24.0 million from $24.3 million in 2001. Gross margins increased to 50.9% in 2002 versus 49.4% in 2001. This improvement was due to continuing improvements in our manufacturing productivity as well as the substantial increase in license revenue, which generally entails significantly lower cost of revenue.

Selling, General and Administrative.    Selling, general and administrative expenses decreased by $1.4 million, or 26.7%, to $3.8 million in 2002, or 8.2% of revenue, from $5.2 million, or 10.6% of revenue, in 2001. The percentage decrease in selling, general and administrative expenses was mainly attributable to reductions in profit sharing, personnel compensation and related incentives that were paid during 2002.

Research and Development.    Research and development expenses increased $824,000, or 65.4%, to $2.1 million, or 4.4% of revenue, in 2002 from $1.3 million, or 2.6% of revenue, in 2001. The increase in research and development expenses was largely attributable to new technology development activities as well as continuing development of new production equipment and processes.

Business Restructuring and Acquisition.    In the fourth quarter of 2002, we incurred $306,000 in business restructuring costs associated with the move of our high-volume manufacturing facility to Reynosa, Mexico.

Other Income (Expense), Net.    Other income (expense), net reflected income net of expenses of $238,000 and $1.8 million in 2002 and 2001, respectively. The income in 2001 was due primarily to a $1.8 million death benefit received under a life insurance policy on an executive.

Provision for Income Taxes.    We incurred income taxes of $6.4 million and $6.2 million in 2002 and 2001, respectively. Provision for income taxes as a percentage of income before income taxes was 35.8% and 31.5% in 2002 and 2001, respectively.

Years Ended December 31, 2001 and December 31, 2000

Revenue.    Revenue increased by $10.2 million, or 26.0%, in 2001 to $49.2 million from $39.1 million in 2000. Services revenue increased $9.2 million, or 23.7%, to $48.3 million, or 98.1% of total revenue, from

$39.1 million, or 100% of total revenue, in 2000. We entered into the Samsung license agreement in June 2000, but we did not recognize any license revenue until 2001 in the quarter after Samsung began shipping products incorporating our stacking technologies. We recorded $927,000 in license revenue in 2001.

Gross Profit.    Gross profit increased by $13.0 million, or 114.6%, to $24.3 million in 2001 from $11.3 million in 2000. Gross margins increased to 49.4% in 2001 as compared to 29.0% in 2000. The improvements in gross profit and gross margin were largely due to continuing improvements in our manufacturing productivity, including realization of higher capacity through automation, improved process flow and reduced labor content.

Selling, General and Administrative.    Selling, general and administrative expenses decreased $922,000, or 15.0%, to $5.2 million, or 10.6% of revenue, in 2001 from $6.2 million, or 15.8% of revenue, in 2000. These decreases on a percentage basis resulted from higher revenue in 2001 and the settlement of a litigation matter in the second half of 2000.

Research and Development.    Research and development expenses increased by $230,000, or 22.3%, to $1.3 million, or 2.6% of revenue, in 2001 from $1.0 million, or 2.6% of revenue, in 2000. The increase in research and development expenses related to new product development activities as well as continuing development of our production equipment and processes.

Other Income (Expense), Net.    Other income (expense), net consisted of income net of expenses of $1.8 million in 2001. Other income (expense), net was insignificant in 2000. The income in 2001 was due primarily to our receipt of a $1.8 million death benefit under a life insurance policy held on an executive.

Provision for Income Taxes.    We incurred income taxes of $6.2 million and $1.5 million in 2001 and 2000, respectively. The increase in 2001 tax liabilities reflected an increase in income before income taxes to $19.6 million in 2001 from $4.1 million in 2000. Provision for income taxes as a percentage of income before income taxes was 31.5% and 36.2% in 2001 and 2000, respectively.

Quarterly Results of Operations

The following table presents our unaudited results of operations for each of the quarters in the period ended June 30, 2003 and for the period from January 1, 2003 to August 20, 2003 and the period from inception to September 30, 2003. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Predecessor Company							Staktek Holdings, Inc.
	Three Months Ended						Jul. 1, 2003 to Aug. 20, 2003
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003		Inception to Sept. 30, 2003
	(in thousands)
Revenue:
Services	$4,970	$8,649	$10,518	$16,151	$11,027	$12,032	$8,450	$5,695
License	586	933	2,627	2,582	4,160	3,656	4,808	—

Total revenue	5,556	9,582	13,145	18,733	15,187	15,688	13,258	5,695
Gross profit	1,306	4,200	7,566	10,881	7,364	8,014	8,942	1,479
Net income (loss)	$30	$1,603	$3,816	$6,077	$3,464	$3,810	$2,202	$(2,220)
Income (loss) available to common stockholders	$30	$1,603	$3,816	$6,077	$3,464	$3,810	$2,202	$(2,489)

The following table presents our historical results for the periods indicated as a percentage of revenue:

	Predecessor Company							Staktek Holdings, Inc.
	Three Months Ended						Jul. 1, 2003 to Aug. 20, 2003
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003		Inception to Sept. 30, 2003
Revenue:
Services	89.5%	90.3%	80.0%	86.2%	72.6%	76.7%	63.7%	100.0%
License	10.5	9.7	20.0	13.8	27.4	23.3	36.3	—

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Gross margin	23.5	43.8	57.6	58.1	48.5	51.1	67.4	26.0
Net income (loss)	0.5	16.7	29.0	32.4	22.8	24.3	16.6	(39.0)
Income (loss) available to common stockholders	0.5%	16.7%	29.0%	32.4%	22.8%	24.3%	16.6%	(43.7)%

Revenue.    While revenue increased significantly over the seven quarter period presented, we have experienced quarterly fluctuations in both services revenue and license revenue over this period due to the production cycles of OEMs and the timing of their need for high-density memory packages during their own manufacturing and assembly processes. For example, we typically receive an increase in demand for our manufacturing services in the third and fourth quarters of each calendar year, as OEMs respond to increased demand for their systems and applications as a result of several factors, including year-end purchases by corporate end users. Following these increases in the third and fourth quarters, unit volumes in the first quarter of the ensuing calendar year will generally decline. This seasonality trend also is evident in our license revenue, with the effect delayed by one quarter as our recognition of license revenue trails Samsung’s sales of its stacked memory modules by one quarterly period. We anticipate that this trend will continue in future years.

Gross Profit and Gross Margins.    Our gross margins were adversely affected in the quarters ended March 31, 2003 and June 30, 2003 due to costs incurred in connection with the commencement of our high-volume manufacturing operations in Reynosa, Mexico. The marked improvement in our gross margins in the quarter ended September 30, 2003 was attributable to the maturation of our production activities in Reynosa, Mexico and increased unit volumes, partially offset by the amortization of acquired intangible assets.

Net Income.    For the quarters ended March 31, 2003 and June 30, 2003, the occurrence of severance costs associated with the move of our high-volume manufacturing facility to Reynosa, Mexico in addition to lower gross margins negatively impacted net income. For the period of July 1, 2003 to August 20, 2003, net income was affected by business restructuring and acquisition costs incurred. Business restructuring and acquisition costs additionally impacted the period from inception to September 30, 2003 along with the recording of in-process research and development, amortization of acquisition intangibles and interest expense associated with the senior and subordinated debt used to finance the Staktek acquisition.

Our quarterly operating results are likely to fluctuate in the future, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from period to period include:

•	the timing and volume of orders received from our customers;

•	market demand for, and changes in the average sales prices of, our services and technologies;

•	the rate of qualification and adoption of our services and technologies by OEMs;

•	fluctuating demand for, and life cycles of, the products and systems that incorporate our stacked solutions;

•	changes in the level of our operating expenses;

•	our ability to manufacture and ship products within a particular reporting period;

•	deferrals or cancellations of customer orders in anticipation of the development and commercialization of new technologies or for other reasons;

•	our ability to enter into new licensing arrangements, and the terms and conditions for payment to us of license fees under those arrangements;

•	changes in our services and technologies and revenue mix;

•	seasonal purchasing patterns for our products with lower revenue generally occurring in the first and second quarters;

•	the timing of the introduction by others of competing, replacement or substitute technologies or manufacturing services;

•	our ability to procure required components or fluctuations in the cost of such components;

•	our ability to enforce our intellectual property rights or to defend claims that we infringe the intellectual property rights of others, and the significant costs to us of related litigation;

•	cyclical fluctuations in semiconductor markets generally; and

•	general economic conditions that may affect end-user demand for products that use our technologies.

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since our inception, we have financed our operations as conducted in the ordinary course of business primarily through cash generated from operations and, to a lesser extent, through capital lease obligations, credit lines and sales of equity securities. As of September 30, 2003, we had working capital of $21.4 million including cash and cash equivalents of $25.7 million, as compared to working capital of $36.2 million including $31.4 million in cash and cash equivalents as of December 31, 2002. The $5.7 million decrease in cash and cash equivalents was primarily related to continuing investments in working capital and costs related to the Staktek  acquisition. The $14.8 million decrease in working capital was primarily due to the cash that comprised a portion of the merger consideration paid in the Staktek acquisition and the related current portion of borrowings under our credit facilities.

Our principal sources of funds for operations are cash flows from operations. Our principal uses of funds consist of capital expenditures and payments of principal and interest on our outstanding senior credit facilities and subordinated term loans. Capital expenditures totaled $5.7 million for the nine months ended September 30, 2003 and $6.1 million in 2002. We expect capital expenditures for 2003 to be approximately $7.9 million, of which $3.7 million is associated with the establishment of our manufacturing facility in Reynosa, Mexico, and approximately $4.2 million related to our existing operations.

In August 2003, in connection with the Staktek acquisition, we obtained senior secured credit facilities in the aggregate amount of $42.0 million, consisting of $30.0 million in senior term loans and $12.0 million of senior revolving credit, of which $10.0 million has been drawn, a $34.5 million subordinated term loan from Austin Ventures and a short-term loan in the amount of $5.0 million from a bank and guaranteed by Austin Ventures. Our borrowing cost rates for the period from August 21, 2003 through September 30, 2003 were 5.35% and 4.85% on the senior term loans and revolving credit facility, respectively. For the period from October 1, 2003 through December 31, 2003, the applicable rates are 5.4% and 4.9% for the term notes and revolving credit facility, respectively. From January 1, 2003 to August 20, 2003, we did not have any bank debt, although we did have access to a $10.0 million revolving credit facility which was unused and did not carry a monthly service fee. For the nine months ended September 30, 2003, we recorded $963,000 in interest expense on our senior and subordinated debt facilities.

Our cash flow from operations increased to $14.0 million in 2002 as compared to cash flow from operations of $10.3 million in 2001, an increase of $3.7 million, or 35.9%. This increase resulted primarily from changes in working capital. Our cash flow from operations decreased to $5.6 million for the nine months ended September 30, 2003 as compared to $7.0 million for the nine months ended September 30, 2002, a decrease of $1.4 million, or 20.0%. This decrease in operating cash flows was primarily the result of changes in working capital.

Net cash used in investing activities in 2002, 2001 and 2000 was $6.0 million, $1.2 million and $3.5 million, respectively. Investing activities consisted primarily of purchases of property and equipment and ongoing plant expenditures. The net cash used in investing activities was significantly higher in 2002 than for 2001 and 2000 because of the timing of the costs associated with the addition of our Mexico facility. Cash used in investing activities for the nine months ended September 30, 2003 was $91.6 million as compared to $2.2 million for the nine months ended September 30, 2002. This increase in cash used in investing activities relates to the Staktek acquisition net of cash acquired.

Cash flow used in financing activities increased to $3.7 million in 2001 as compared to cash flow used in financing activities of $3.0 million in 2000, an increase of $700,000, or 23.3%. This increase was caused by increased principal payments on notes payable. Cash flow used in financing activities decreased to $1.4 million in 2002 as compared to cash flow used in financing activities of $3.7 million in 2001, a decrease of $2.3 million, or 62.2%. This decrease was due to lower principal payments on notes payable and capital lease obligations. In August 2003, in connection with the Staktek acquisition, we terminated all of our then-existing credit facilities and issued new debt totaling $80.0 million to finance the Staktek acquisition. Accordingly, cash flow provided by financing activities increased to $109.5 million for the nine months ended September 30, 2003 as compared to cash flow used in financing activities of $1.3 million for the nine months ended September 30, 2002, an increase of $110.8 million.

In November 2002, we purchased a $1.9 million manufacturing facility in Reynosa, Mexico to provide needed capacity to meet future demand for our services. We made $2.9 million of capital expenditures in the nine months ended September 30, 2003 related to this expansion. The additional production capacity at the Mexico facility has allowed us to significantly increase our manufacturing capacity. We plan to continue expanding production capacity in the Mexico facility and expect total capital expenditures related to that expansion to be approximately $3.9 million in 2004.

Senior Credit Facilities.    In connection with the Staktek acquisition, we entered into senior credit facilities that provide for an aggregate of $42.0 million in financing, consisting of:

•	a $30.0 million senior term loan, all of which was outstanding as of September 30, 2003; and

•	a $12.0 million senior revolving credit facility, of which $10.0 million was drawn as of September 30, 2003.

Our senior loan agreements also allow for the issuance of up to $2.0 million in letters of credit and up to $1.0 million in swing line notes. At no time may outstanding advances under the revolving credit facility, the swing line facility, any letters of credit, and any requests for advances under the revolving credit facility exceed, in the aggregate, $12.0 million.

Our revolving credit facility matures in 2006, unless extended or terminated in accordance with the applicable loan agreement, and our term loan facility matures in 2007. Under the terms of the revolving credit facility and the subordinated loan facility, we have the option to borrow at prime-based or Eurocurrency-based rates. Prime-based loans are at prime or the federal funds rate plus 75 basis points, whichever is greater, plus a variable spread depending on the pricing grid. Eurocurrency-based loans are at the Eurocurrency rate plus a variable spread depending on the pricing grid. Under the terms of the swing line facility, we have the option to borrow at the prime-based rate or at the rate quoted by the bank offering a swing line advance.

The senior credit facilities are secured by our accounts receivable, inventories, capital equipment and all other unsecured assets. We are required to prepay outstanding loans under our senior credit facilities with the net proceeds of certain asset dispositions (subject to exceptions for reinvestment of proceeds), with issuances of certain equity or with excess cash flow. We may voluntarily prepay loans or reduce commitments under our senior credit facilities, in whole or in part, subject to minimum amounts.

Our senior credit facilities contain a number of negative covenants and restrictions, including, among other things: restrictions on indebtedness, liens, guarantees, acquisitions, consolidations and mergers, asset dispositions, dividends and other restricted payments, investments, loans, advances, transactions with affiliates, sale-leaseback transactions, prepayments of debt, real estate purchases, amendments to our charter, by-laws and other material documents, and changes in fiscal year and lease obligations. Our senior credit facilities also contain the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, conduct of business and existence, compliance with laws, maintenance of properties and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, compliance with hazardous materials laws, maintenance of certain ratios and minimum net worth, liquidity and earnings before income taxes, depreciation and amortization, standards, procurement and maintenance of government approvals, compliance with ERISA, payment of obligations, maintenance of collateral, maintenance of operating accounts, use of proceeds, and entrance into hedging transactions. We believe we were in compliance with all of these negative and affirmative covenants at September 30, 2003.

The incremental proceeds of our senior credit facilities were used along with the proceeds from the offering of the subordinated notes and cash on hand to finance the Staktek acquisition.

Subordinated Term Loan.    In connection with the Staktek acquisition, we entered into a subordinated loan agreement with Austin Ventures, our largest stockholder, pursuant to which Austin Ventures extended a subordinated term loan to us of $34.5 million. Interest on the loan accrues at a rate of 17% per annum, compounded quarterly. Quarterly interest payments are scheduled to begin in January 2005 with all outstanding principal, and accrued but unpaid interest, due and payable in August 2008.

The subordinated loan is guaranteed by our subsidiaries and secured by our accounts receivable, inventories, capital equipment and all other assets. The security interest of Austin Ventures is subordinate to the security interests granted in connection with the senior credit facilities. The loan agreement governing the subordinated term loan contains certain negative and affirmative covenants and requirements, affecting us and our subsidiaries that we create or acquire, which are substantially similar to those contained in the senior credit facilities. We believe we were in compliance with such covenants at September 30, 2003.

Short-term Loan.    In connection with the Staktek acquisition, a bank extended us a short-term loan of $5.0 million. The short-term loan bears interest at an annual rate of the greater of (i) the bank’s prime rate or (ii) the weighted average rates on overnight federal funds plus 1%. Accrued interest is due and payable monthly commencing on September 30, 2003, and principal plus accrued and unpaid interest is due and payable in full on February 20, 2004. We may repay the short-term loan at any time without premium or penalty.

The short-term loan is guaranteed by Austin Ventures and contains certain affirmative covenants identical to those contained in the senior credit facilities. We believe we were in compliance with all of these covenants at September 30, 2003.

Redeemable Preferred Stock.    In connection with the Staktek acquisition, we issued 171.01449 shares of our redeemable preferred stock to Austin Ventures for a purchase price of $172,500 per share. Under the terms of the certificate of designation establishing the redeemable preferred stock, each share of redeemable preferred stock accrues cumulative dividends at a rate of 8% per annum. The holders of the redeemable preferred stock are entitled to receive $172,500 per share, plus accumulated but unpaid dividends, upon the dissolution, liquidation or winding up of our company. In addition, we are required to redeem all of the redeemable preferred stock upon the completion of an initial public offering of our equity securities, and therefore, will redeem all such shares with a portion of the proceeds of this offering. Absent prior redemption, the holders of a majority of the redeemable preferred stock may vote to require us to redeem the outstanding redeemable preferred stock in three annual installments beginning in 2007.

Pursuant to the terms of our certificate of incorporation, the consent of a majority of the holders of our redeemable preferred stock is required to, among other things, (i) effect any extraordinary transaction, such as an initial public offering, a sale of all or substantially all of the assets of our company, a merger or consolidation of our company, or the redemption or repurchase of shares representing a majority of the then-outstanding shares of our corporation, (ii) effect a recapitalization, reorganization or dissolution of our company, or (iii) amend our certificate of incorporation or bylaws.

Future Liquidity Sources

Upon completion of the Staktek acquisition, we had approximately $80.0 million of principal and accrued interest outstanding. We will pay all amounts outstanding under our credit facilities with a portion of the proceeds from this offering. If we were not to pay off our outstanding credit facilities, total cash interest payments related to our credit facilities would be $1.8 million and $6.5 million in 2004 and 2005, respectively. The scheduled installments for principal payments on our term loan under our senior credit facilities, as currently in effect, total $1.9 million in 2003, $7.5 million in each of 2004, 2005 and 2006 and $5.6 million in 2007. The short-term loan of $5.0 million is due and payable in full in February 2004. Amounts outstanding under the revolving credit facility are due and payable in August 2006.

In addition, we will use a portion of the proceeds from this offering to redeem all outstanding shares of our redeemable preferred stock, together with accrued dividends thereon, immediately following the closing of this offering.

Based upon the current level of operations and anticipated growth, we believe the net proceeds from this offering, together with our existing cash balances and cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our level of revenue, the costs to ensure adequate manufacturing capacity, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, the timing of introductions of new products that use our technologies and the continuing market acceptance of our services and technologies. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45, was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by us before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We have adopted the transition and annual disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and have elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not expect adoption of FIN 46 to have a material impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure of Market Risk

Foreign Currency Exchange Risk.    The majority of our operations are based in the United States and, accordingly, the majority of our transactions are denominated in U.S. dollars. The functional currency of our subsidiaries in Mexico is the U.S. dollar. As a result, we have very little exposure to currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe that our currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

Interest Rate Risk.    The primary objective of our investment activities is to preserve principal while maximizing the income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of September 30, 2003, all of our investments were in a money market fund that invests in a variety of short-term instruments rated AAA or better with a weighted average maturity of 52 days.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank credit facility. See Note 9 of the notes to our consolidated financial statements. As of September 30, 2003, our bank credit facilities provided for borrowings of up to $42.0 million. As of September 30, 2003, there was a balance of $40.0 million outstanding under these senior debt facilities. Advances under our senior debt facilities bear a variable interest rate based on either Eurocurrency or prime-based rates according to a ratio that is based on our earnings before income taxes, depreciation and amortization. The risk associated with fluctuating interest expense is limited to this debt instrument and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

BUSINESS

Overview

We are a rapidly growing provider of high-density packaged memory stacking solutions for systems and applications such as servers, workstations, high-end computing platforms and networking equipment. Our customers can license our intellectual property for in-house manufacturing of stacked products or outsource their manufacturing requirements to us. We have been in the stacked memory business since 1990. With over 28 million high-density memory units incorporating our stacking technologies shipped during the nine-month period ended September 30, 2003, we believe we have the largest share of this market.

We apply our expertise in high-density packaged memory stacking to provide intellectual property and services that enable our customers to cost-effectively improve the performance and reliability of their systems. By stacking industry-standard, current-generation high-density memory packages, our Stakpak solutions can deliver up to four times the memory capacity per memory module at higher processing speeds, in less physical space and with superior thermal management, as compared to current-generation monolithic chips. Our flagship Performance Stakpak solution utilizes a patented copper interconnect system to stack high-density memory circuits contained in industry-standard thin small outline packages, or TSOPs. Our Performance Stakpak units fit within the same standard physical footprint on a circuit board as a monolithic memory chip packaged in a TSOP. In addition, our copper interconnect technology delivers superior thermal management as compared to alternative solutions. Our Value Stakpak solution is our low-cost stacked high-density memory solution for devices and systems with lower thermal management requirements. Our new High Performance Stakpak solution for stacking non-leaded packages, such as fine pitch ball grid array, or fBGA, offers similar benefits to those of our Performance Stakpak.

We market our products directly to large OEMs, such as Cisco, Dell, Hewlett-Packard, IBM, Intel and Sun, that qualify and in most cases specify the use of our stacked memory products in their systems. We increasingly sell to these OEMs through their supply chain partners such as Celestica, Infineon, Kingston, Micron, Samsung and SMART Modular, a subsidiary of Solectron. Our business model offers customers the flexibility to outsource the manufacture of their stacked memory products to us, to purchase stacked products from our license partner Samsung, to license our proprietary stacking technologies for use in their own manufacturing facilities or to combine these options to fit their particular requirements. We also offer these customers various value-added services such as the design of custom stacked memory assemblies and electrical modeling assistance.

Over 90% of our stacked high-density memory units are utilized in servers. Based on International Data Corporation, or IDC, estimates for market growth from 2001 to 2003, worldwide server unit shipments increased at a compounded annual growth rate, or CAGR, of 7.2% and memory content by server, measured in gigabytes, increased at a CAGR of 52.2%. By comparison, the unit shipments of stacked memory solutions incorporating our technologies increased at a CAGR of approximately 132% over this same period, which we believe reflects an increase in the proportion of servers using stacked high-density memory solutions.

We have made significant investments to establish a high-volume manufacturing facility in Reynosa, Mexico and a quick-turn manufacturing facility in Austin, Texas. We combine proprietary tooling and flexible, state-of-the-art process technologies and tool sets to provide highly automated and cost-effective manufacturing with high production yields and reliability. Our quick manufacturing turnaround times support our customers’ need for supply chain flexibility and responsiveness.

We believe that our strong patent portfolio and intellectual property position, with 61 issued patents and 11 pending patent applications, will allow us to continue to expand our business as demand for high-density memory grows and to capitalize on emerging market opportunities. We intend to exploit our stacked memory intellectual property and capabilities to establish market leadership in new technologies such as the second generation DDR-II DRAM technology. We also are developing technologies that will enable integration of heterogeneous integrated circuits, such as processors, Flash memory and DRAM, in a variety of applications. We will continue to build strategic relationships with key OEMs, memory suppliers and channel partners, and intend to leverage our flexible business model to accelerate adoption of our solutions, both in the delivery of manufactured stacked memory products and in the licensing of our technologies.

Industry Background

Memory is the storage available from memory chips that a computing device uses to hold data sets and the operating system and applications that are executable within that device. With more memory capacity and speed, computing devices are able to run a greater number of complex applications, handle larger data sets, manage more processes and generally perform faster. In order to obtain greater memory capacity, memory manufacturers have created memory chips containing transistors embedded in increasingly high densities. Memory, such as DRAM, that is provided by chips containing high densities of circuits is commonly referred to as high-density memory. Types of systems that require large amounts of high-density DRAM include:

• enterprise and network servers;	• mobile computing equipment;

• mainframes;	• network routers and switches;

• high-end workstations and desktops;	• communications systems; and

• disk arrays and data recorders;	• parallel and super computers.

Demand for High-Density Memory is Growing

The introduction of computing devices with greater processing power and more advanced operating systems and applications is driving the demand for greater high-density memory, and in particular DRAM capacity which has been the single largest memory segment over the past six years. Based on IDC projections, worldwide server shipments are expected to increase at a CAGR of 12.8% from 2003 to 2006, and worldwide DRAM content by server, measured in gigabytes, is expected to increase at a CAGR of 35.4% during the same period to approximately 5.4 gigabytes in 2006. Advanced processors, such as those based on new 64-bit architectures, require higher levels of memory capacity to support large operating systems and properly perform increasingly complex applications, such as data warehousing and data mining, web-based services, technical computing, digital imaging and other enterprise applications. In addition, the growing need for more bandwidth in storage and networking equipment, such as network servers and network transmission, is escalating the demand for greater amounts of memory with faster performance characteristics. Similarly, the proliferation of routers which have both protocol and content awareness is increasing the demand for both processing power and memory within these devices.

Key Market Dynamics Are Intensifying

OEMs traditionally have sought to satisfy the need for greater memory capacity and higher memory speeds by using memory chips with higher densities of transistors and by increasing the number of connectors, or memory module sockets, in their systems to support a greater number of high-density memory chips. However, these approaches are becoming more difficult to implement because significant availability, pricing and performance issues slow the transition from one generation of monolithic technology to the next.

Lagging Availability / Price-to-Performance Characteristics.    In order to ensure that system parts, such as high-density memory chips, are available to meet OEM production needs, OEMs typically require that parts be available from multiple suppliers in sufficient volume prior to specifying a part for use within a system. When first introduced, next-generation monolithic DRAM chips are only available in limited supply and command a significantly higher price on a per bit basis when compared to current-generation DRAM chips. For example, the average cost per bit of a 512 megabit DRAM chip when first introduced in 2002 was approximately 10 times the cost per bit of the less expensive 256 megabit DRAM chip and remains approximately two times the cost per bit of a 256 megabit DRAM chip. The average cost per bit of recently introduced one gigabit DRAM chips is approximately 10 times the current cost per bit of a 512 megabit DRAM chip. Until next-generation memory technologies become readily available and cost effective, it is not feasible for OEMs to specify these technologies for use other than in their higher-end, more costly systems, leaving their broader product markets underserved.

Accelerating Speeds.    In order to improve system performance, OEMs are designing systems that contain multiple central processing units, or CPUs, with increasingly fast processing speeds. Since each CPU requires its own memory, systems with multiple CPUs require correspondingly more memory capacity to avoid becoming a bottleneck to overall system performance. However, since the memory chips must function at accelerated speeds to keep pace with these faster CPUs, the number of memory module sockets must be reduced to mitigate loss of signal integrity and signal path delay, thus limiting the number of memory modules that can be installed.

Shrinking Form Factors.    OEMs seek to design systems with smaller form factors to meet end-user demand for advanced processing capabilities in physically smaller products, such as blade-server systems, mobile devices and thinner profile rack mount servers. In addition, as OEMs design systems with greater numbers of large CPUs, more memory is required in less available space. The combination of these factors causes OEMs to seek ways to obtain greater memory capacity in less physical space.

Thermal Management Challenges.    When CPUs and memory chips process information, they generate heat, which can compromise system performance and reliability if not properly managed. The denser packing of transistors on CPUs and memory chips and the increased speeds of these devices result in more heat generation. Moreover, shrinking form factors at the system level require that these heat-generating parts be placed in a smaller space with less room for fans and other cooling devices. The combination of these factors magnifies the thermal management challenges faced by OEMs.

OEM Supply Chain Demands.    OEMs typically subject new products and technologies to rigorous and extensive testing and review prior to specifying them for use within their systems. This qualification process can be expensive and time consuming with no assurance for success. OEMs also require conformance with standards, such as those set by the Joint Electron Device Engineering Council, or JEDEC, and other standard-setting organizations in order to ensure consistency in design across multiple sources of packaged memory supply. Therefore, memory manufacturers must design new memory chips within strict architectural constraints, limiting flexibility in design and requiring substantial investments in process development and production facilities in advance of qualification.

The demand for high-density memory solutions is growing, driven by technology improvements and new applications in computing devices, but the rate of growth in demand for greater memory is outstripping the pace at which memory manufacturers are able to cost-effectively produce next-generation monolithic memory chips and reduce the cost of current-generation memory chips. OEMs are seeking solutions that allow them to more effectively manage the transition from current to next generation high-density memory. Intensifying market dynamics, such as accelerating processing speeds, shrinking form factors, higher thermal management demands and OEM supply chain requirements, are making it more difficult to meet market needs. To meet all of these demands, memory providers and OEMs must focus on ways to obtain more memory capacity and optimize the price-to-performance attributes of their systems within the intensely competitive environment of today’s semiconductor marketplace.

Our Solution

We apply our expertise in high-density packaged memory stacking to provide intellectual property and services that enable our customers to cost-effectively improve the performance and reliability of their systems. By stacking industry-standard, current generation high-density memory packages, our Stakpak solutions can deliver up to four times the memory capacity per memory module as compared to current generation monolithic chips, at higher processing speeds, in less physical space and with superior thermal management.

The substantial majority of our units contain stacked DRAM packages, but our stacking technologies can be used with Flash memory and other packaged memory types and can be adapted to other emerging technologies. Our stacking technologies have been specified for use in each major class of product utilizing high-density DRAM technology and are currently used by the five largest OEMs of servers, the largest networking equipment OEM and top-tier storage OEMs. Our customers can license our stacking technologies for their in-house manufacturing of stacked memory units, outsource their manufacturing needs to us, buy stacked memory units from our license partner Samsung or optimize their needs through a combination of these approaches.

Our stacking solutions provide the following benefits:

Improve Availability / Price-to-Performance Characteristics.    Our stacked memory solutions utilize readily available, lower cost, current-generation memory chips to provide next-generation memory capacity. By doing so, we help to smooth the market transition to higher-density memory while production capacity for next-generation memory chips is being developed. Once next-generation chips become readily available at lower costs, they become candidates for stacking to deliver even greater memory capacity to OEMs.

Enable Higher Memory Speeds.    By vertically stacking TSOPs onto a single connection, we shorten the distance that electrical signals must travel by reducing the distance between memory circuits, thereby minimizing delays in transmission and enabling higher operating speeds with less power dissipated in the memory channel.

Overcome Physical Constraints.    By stacking multiple TSOPs onto a single connection on a circuit board, our technologies enable a reduction in the number of memory module sockets and, consequently, the number of circuit boards required in a system. This approach allows OEMs to design smaller, lighter and less expensive systems.

Improve Thermal Performance.    Our Stakpak technologies feature patented interconnect systems that deliver superior thermal performance. Our thermal management designs help to ensure that systems utilizing our stacked memory technologies reliably function according to their design specifications. Measurements from actual systems show that our Stakpak technologies provide lower junction temperatures as compared to either the same DRAM chips in an unstacked configuration or other competing approaches.

Satisfy OEM Supply Chain Needs.    Our Stakpak technologies utilize widely available industry-standard components, enabling our memory stacks to fit on the same circuit board as monolithic packaged memory chips, with no design modifications. We combine our use of standard products with highly-automated manufacturing and testing to deliver our stacked devices with high production yields and in typically short cycle times of one to three days from our receipt of the memory circuits, mitigating our customers’ inventory risk.

Our Growth Strategy

We intend to build upon our leadership position in high-density packaged memory stacking and to leverage our technologies and flexible business model to continue to grow our business and expand our market opportunities. The principal elements of our growth strategy include:

Expand our DRAM Stacking Business.    We believe that the rate at which stacked DRAM memory solutions are specified for use within systems will continue to increase in the foreseeable future because stacking has proven to be the most effective way to deliver greater high-density memory sooner and at lower costs than can be achieved using unstacked monolithic memory technologies. We believe that the strength of our intellectual property position, our superior technologies and our focused expertise uniquely position us to benefit from both growth in the high-density DRAM market and in the inclusion of stacked memory within that market. As monolithic memory capacity increases from 512 megabits to one gigabit and beyond, we will apply our technologies to each new generation of memory to allow memory manufacturers to smoothly transition from one generation to the next and to allow OEMs to more quickly bring to market systems with enhanced performance capabilities. We intend to continually identify ways to penetrate fast growing markets for high-density memory, such as disk arrays, routers and network interface cards, and to develop stacked memory solutions that address our customers’ particular requirements. We also intend to promote the use and viability of three-high and four-high stacked configurations to expand the use of stacked memory in the server and other markets and further capitalize on our leadership position.

Extend Technological Leadership into New Markets.    As the market leader in intellectual property for high-density packaged memory stacking, we intend to leverage our expertise and strong intellectual property position into markets where our technologies may have a significant impact. We intend to pursue new product opportunities and penetrate both the entry-level server market and the next-generation non-leaded stacked memory markets with our new Value Stakpak and High Performance Stakpak solutions, respectively. We believe that the attractive price-to-performance characteristics of our Value Stakpak products will serve a broader target market than our current Performance Stakpak solution. Our High Performance Stakpak solution incorporates our patented chip scale stacking technologies and other intellectual property and is designed to leverage our expertise in stacking and packaging into next-generation DDR-II memory in non-leaded fBGA packages. We also are developing our proprietary System StakPak technologies that will enable the stacking of multiple heterogeneous integrated circuit subsystem components, such as processor, Flash memory and DRAM, as a single packaged module. We believe that these technologies will have applications across a broad spectrum of complementary markets for products with high processing needs and form factor constraints. We intend to allocate increased resources to research and development to extend our leadership position and pursue these and other market opportunities.

Leverage Strategic Relationships.    To grow our business, we will continue to cultivate strong relationships with leading OEMs, memory suppliers and channel partners. We have a license relationship with Samsung and will continue to leverage this relationship to expand our markets. We also have developed a supply relationship with Elpida Memory to supply TSOPs specifically for production of stacked memory products for IBM for use in its servers and storage systems. We intend to continue to collaborate with leading OEMs and memory manufacturers to design more effective high-density memory solutions than are currently available. For example, we recently developed a four gigabyte stacked memory module with Micron, using our stacking technologies and Micron’s next-generation one gigabit monolithic DRAM chip. We intend to continue working with channel partners and third-party manufacturers to make our stacked memory solutions widely available to OEM customers. As we expand and diversify our solutions, we intend to establish new, complementary customer and partner relationships beyond our traditional server, networking and storage markets.

Capitalize on Our Flexible Business Model.    We believe that by offering our customers the options of licensing our technologies, outsourcing their manufacturing requirements to us, buying from our licensees or combining these options to best satisfy their needs, we offer advantages over companies with solely a licensing or a manufacturing business model. We intend to continue to provide high-volume manufacturing services to facilitate adoption of our technologies by our customers while aggressively pursuing new opportunities to license our technologies.

Our Stakpak Technologies

Our Stakpak solutions are designed to make our stacked memory solutions more easily accepted by OEMs by utilizing industry-standard parts to cost effectively provide next-generation memory capacity with better size characteristics and superior thermal management. Although our stacking designs are capable of supporting all major types of commercially available packaged memory, including DRAM, Flash memory and static random access memory, or SRAM, we have focused our development of Stakpak technologies on the stacking of DRAM chips in leaded TSOP packages and in non-leaded fBGA packages.

Performance Stakpak.    Our Performance Stakpak utilizes a patented copper interconnect technology that provides a structure and an electrical and thermal path for standard packaged DRAM chips. The Performance Stakpak uses primarily TSOPs in two-high or four-high stacked configurations. The interconnect system acts as a heat sink and heat spreader to reduce heat build-up by collecting the thermal energy and conducting it from the center of the stack to the sides, where it can be dissipated from the package. This design allows the Performance Stakpak to achieve superior heat dissipation and lower die temperatures than an unstacked TSOP.

Value Stakpak.    Our lower priced Value Stakpak uses a simplified design and assembly process in which the interconnect consists of a singulated printed circuit board placed horizontally along the edges or leads of the TSOP. As a result, our Value Stakpak does not dissipate heat as well as our Performance Stakpak, but can be offered to customers for lower prices than our Performance Stakpak. For this reason, our Value Stakpak is targeted at lower priced systems utilizing high-density memory where thermal management is not as critical, such as entry-level server platforms, communications systems, set top boxes and consumer applications.

High Performance Stakpak.    Our recently introduced High Performance Stakpak consists of non-leaded DDR-II DRAM packages wrapped in copper mandrel heat spreaders connected by a newly-designed, proprietary interconnect system to maximize interconnection signal integrity while providing superior thermal management. The heat spreaders support all JEDEC-compliant DDR-II DRAM packages. The High Performance Stakpak has the same non-leaded fBGA footprint as the original monolithic fBGA packages, eliminating the need for OEMs to redesign circuit boards for their stacked non-leaded high-density memory products. In addition, our High Performance Stakpak features our patented controlled impedance elements to support the signal integrity needs of the high-speed DDR-II interface.

Customers

The markets for systems utilizing high-density memory chips are served mainly by large OEMs, such as Cisco, Dell, Hewlett-Packard, IBM, Intel and Sun. We work with each of these OEMs to understand their requirements, and provide them with stacked memory solutions that they then qualify and in most cases specify for use within their systems. While we sell directly to some OEMs, we increasingly provide our stacking services indirectly to OEMs, via semiconductor, memory module and contract manufacturers, who in turn assemble our Stakpak products onto memory modules that they deliver to the OEMs. Our major semiconductor, memory module and contract manufacturing customers include Celestica, Infineon, Kingston, Micron and SMART Modular, a subsidiary of Solectron.

For the nine months ended September 30, 2003, Micron, Celestica and SMART Modular accounted for 29.4%, 18.4% and 10.9%, respectively, of our total revenue. Celestica and SMART Modular are supply-chain partners of IBM and Hewlett-Packard, respectively, so our products are ultimately sold through to these OEMs. We do not have long-term contracts with any of our manufacturing services customers. Sales of our stacked memory products are made under short-term, cancelable purchase orders that are typically received and fulfilled in the same quarter. As a result, our ability to predict future sales in any given period is limited and subject to change based on demand for a specific OEM’s systems that incorporate our stacked memory products and an OEM’s supply chain decisions.

In August 2000, we entered into a license agreement with Samsung for which Samsung pays us a per-unit royalty for the use of our leaded high-density memory stacking technologies. During the first nine months of 2003, license revenue from Samsung accounted for approximately 25.3% of our total revenue.

Sales and Marketing

Our sales and marketing strategy has been primarily focused on targeting large OEMs based on the assumption that ultimate control over the selection of stacking solutions, module assembly and memory components resides with the OEMs. We have a dedicated internal sales and marketing staff responsible for maintaining continual dialogues and forging close relationships with leading OEMs. Samsung’s sale of stacked memory products utilizing our licensed stacking technologies also helps us to increase the rate at which OEMs specify our stacked high-density memory technologies within their systems.

OEMs value improvements in memory capacity, speed, form factor, thermal management, price and reliability. Our marketing efforts emphasize the benefits of utilizing our stacked memory solutions in OEMs’ systems and our ability to deliver our solutions through our high-yield manufacturing processes with short lead times. To maintain broad application for our high-density stacked memory technologies, we design our Stakpak solutions using industry-standard, high-density memory chips and footprints. This allows us to maintain a neutral position with respect to silicon providers and memory and contract manufacturers, thus enabling OEMs to specify the use of standardized high-density memory chips that are available from multiple sources in high volumes while still utilizing our stacking technologies.

We generate new business primarily by expanding our relationships and working closely with OEMs to design products that satisfy their systems’ high-density memory needs. OEMs determine the technical specifications and control the selection of vendors and contract manufacturers or memory manufacturers that will assemble and deliver the memory components. OEMs require that our stacking technologies be specified for use in their systems before they will purchase stacked memory units using our technologies. The typical OEM design cycle is a lengthy endeavor ranging from six months to two years, and during this process, our stacked memory solutions are considered among other alternative solutions and undergo arduous testing and qualification.

Suppliers

Customers that outsource manufacturing services to us generally supply to us the TSOPs that they wish to have stacked on a consignment basis. Once we receive the TSOPs, we stack them in our manufacturing facilities and then ship the fully assembled stacked memory products back to them. As a result of this consignment model, we are not required to carry an inventory of TSOPs, reducing our inventory costs and minimizing inventory risk associated with pricing, volumes and potential obsolescence.

We also have relationships with Celestica and SMART Modular pursuant to which we purchase TSOPs from them for the assembly of stacked memory products for IBM and Hewlett-Packard, respectively. We purchase TSOPs only after receiving a purchase order from these supply-chain partners or when an inventory pull is made in the case where we maintain a buffer inventory under the terms of a supply agreement. The price of these purchased TSOPs is equal to the TSOP cost provided in the purchase order for the stacked memory product. The blanket purchase orders from the OEMs do not represent commitments to purchase given quantities but serve as a forecast for the period covered by the purchase order. Our cycle time of typically one to three days from receipt of order and parts reduces the need for forecast precision on the part of our customers or OEMs.

In order to manufacture our Stakpak units, we require raw materials and components such as flex circuits, printed circuit boards, epoxy adhesive, solder, nitrogen, ink marking supplies and tape and reel supplies. While we generally have multiple sources of supply of these materials, we typically procure them from single or limited sources to take advantage of volume pricing discounts.

Manufacturing

We believe that our ability to deliver leading high-density memory stacking technologies in high-volume and with short turnaround times distinguishes us from other stacking technology providers. Our sophisticated manufacturing processes combine proprietary assembly equipment with standard back-end automation in state-of-the-art manufacturing facilities. Since we began manufacturing our Stakpak products, we have been increasing the degree of automation, overall efficiency and production yields of our manufacturing processes. Our focus on automation and production yields has enabled us to average turnaround times of two to three days from our receipt of TSOPs for stacking.

Historically, we manufactured all of our stacked memory products in our facility in Austin, Texas. In November 2002, we purchased a 45,000 square foot manufacturing facility in Reynosa, Mexico with approximately 31,000 square feet of manufacturing space, of which approximately 20,000 square feet is currently being utilized. We began transitioning our high-volume manufacturing to the Mexico facility in the first quarter of 2003 and we now manufacture over 75% of our Stakpak units in Mexico. Our Mexico facility is in operation 24 hours per day, seven days a week. In recent months our production yields in our Mexico facility have begun to exceed those in our Austin facility. We continue to maintain our quick-turn manufacturing facility in Austin, Texas. This facility operates 24 hours per day, five days per week.

We have a formal quality assurance organization in place with a strategic focus on applying process improvements to achieve overall factory quality targets. Both internal teams and customer representatives conduct regular quality assessments.

Research and Development

The market for high-density memory technologies is subject to rapid technological changes, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to continue to succeed in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis and to respond to changing customer requirements.

Since 2001, we have focused our research and development spending primarily towards the design of our Value Stakpak and High Performance Stakpak technologies as well as to improve our manufacturing and industrial processes and engineering. Beginning in 2002 and continuing into 2003, we also have been designing our System Stakpak technology which will enable packaging of heterogeneous chips and processors. Our research and development expenses were approximately $1.3 million, $2.1 million and $1.8 million in 2001, 2002 and for the nine months ended September 30, 2003, respectively. We believe that to remain competitive and to maintain our growth, we must increase our investments in research and development with a continued focus both on designing advanced stacking and packaging technologies and on improving our manufacturing process, quality and industrial engineering and automation. Through close integration of the product development and process automation initiatives, we seek to bring together advanced product designs with process efficiencies to reduce our time to market of new technologies and increase our overall production.

Intellectual Property

Our current business and our future success depend in large part on our ability to protect our proprietary intellectual property and technologies. We do not consider our business materially dependent upon any one patent, although taken as a whole, our rights and the products made and sold under patents are the most significant element of our business. In addition to patents, we also rely on trade secrets and trademark laws and contractual provisions to protect our intellectual property. We enter into confidentiality agreements with our employees, consultants, service providers, business partners and customers and have processes and controls in place to protect and manage access to, and distribution of, our proprietary and trade secret information.

As of September 30, 2003, we had 61 issued domestic patents. These patents primarily relate to our products and expire from time to time over the next 18 years. As of September 30, 2003, we also had approximately nine domestic and two foreign patent applications pending. We continue to actively pursue the filing of additional patent applications to cover our intellectual property advancements, and we may be required to spend significant resources to monitor and protect our intellectual property rights.

Competition

The market to provide high-density memory solutions is intensely competitive. Within that market, we believe that we compete primarily with other providers of stacking and packaging technologies and services to OEMs and manufacturers of high-density memory chips. The primary factors upon which we compete are product quality and reliability, manufacturing capacity, cycle times, price and prompt and effective customer service. Providers of technologies that compete with our Performance Stakpak technology include Elpida, Infineon and Samsung. Providers of technologies that compete with our Value Stakpak technology include DPAC, Kingston, Micron and SimpleTech. We believe that our Stakpak technologies compete favorably in each of these factors with other competitive technologies, services and manufacturers.

We do not believe that we compete directly with the manufacturers of high-density memory chips or the companies that manufacture these chips, such as Infineon and Micron, except to the extent they internally seek to develop competitive stacking and packaging technologies. Our stacking technologies are not a substitute for current-generation monolithic memory chips but serve to enhance their suitability for high-density applications.

We compete with our license partner Samsung which manufactures stacked high-density memory products utilizing our stacking technology. Samsung sells its products into the same markets as we do, and we receive a royalty based upon the number of units that Samsung sells.

Government Regulations

We are subject to various United States and Mexican federal, state and local laws and regulations which are administered by numerous agencies and which relate to the protection of the environment, including those governing the discharge or disposal of pollutants and hazardous materials.

We are authorized to operate our manufacturing facility in Mexico as a Maquiladora by the Ministry of Economy of Mexico. Maquiladora status allows us to wholly own our Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within eighteen months. Our Maquiladora status is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provisions and regulations; and compliance with local and national constraints.

Employees

As of October 31, 2003, we had 472 full-time employees, including 389 in operations and engineering; 45 in quality assurance; 23 in sales, general and administrative functions; 11 in research and development; and 4 in executive positions.

By region, 174 and 298 of our employees are located in the United States and in Mexico, respectively. Approximately 78% of our employees in Mexico are represented by a labor organization that has entered into a labor contract with us. We are not party to any collective bargaining agreements with any of our employees in the United States. We have never had a work stoppage, and we believe our relations with our employees are good.

Facilities

Our main executive, administrative and technical offices occupy approximately 46,000 square feet in Austin, Texas under a lease that expires in December 31, 2010. On November 1, 2002, we purchased a facility in Reynosa, Mexico with approximately 45,000 square feet which we utilize for high-volume manufacturing. We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

Legal Proceedings

Many participants in the semiconductor industry have a significant number of patents and have frequently demonstrated a willingness to commence litigation based on allegations of patent and other intellectual property infringement. Actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets, or invalidity of our patents may be asserted or prosecuted against us in the future. Any of these claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could harm our business. Currently, we are involved in the following material litigation proceedings:

Infineon.    On April 8, 2003, our indirect subsidiary Staktek Group, LP filed suit against Infineon Technologies, A.G., or Infineon, for patent infringement, trade secret misappropriation, breach of contract and other claims related to stacked leaded package module technologies in the U.S. District Court for the Western

District of Texas, Austin Division Cause No. A03 CA 219 JN; Staktek Group, L.P. v. Infineon Technologies, A.G. In our lawsuit we allege, among other things, that Infineon is offering a stacked memory product that infringes certain of our patents and that Infineon has improperly used our trade secrets and proprietary information. We are seeking an injunction, damages, costs and attorneys’ fees. On August 18, 2003, Infineon answered the lawsuit and counterclaimed for a declaratory judgment of invalidity and non-infringement of the asserted patents. The case is in the early stages, and discovery in this matter has recently begun. It is still too early to determine or predict the outcome of the litigation, the duration or cost of the case or what impact it may ultimately have on us or our intellectual property position. An adverse outcome in this litigation could materially harm our business.

SimpleTech.    On July 29, 2003, SimpleTech, Inc. filed a complaint against our subsidiary Staktek Corporation for patent infringement in the U.S. District Court for the Central District of California, Southern Division, Cause No. SACV 03-1188 AHS (Anx); SimpleTech, Inc. v. Staktek Corporation. In its lawsuit, SimpleTech alleges that our Value Stakpak technologies infringe SimpleTech’s reissue patent directed to stacked leaded packages. SimpleTech is seeking an injunction, damages, costs and attorneys’ fees. On September 2, 2003, we answered the complaint and counterclaimed for a declaratory judgment of invalidity and non-infringement of the asserted patent. The case is in the early stages and discovery has recently begun. We believe that we have meritorious defenses against SimpleTech’s claims and intend to vigorously defend this matter. However, if our Value Stakpak technologies are found to infringe SimpleTech’s patent, our business could be harmed. We believe that a portion of losses, if any, and expenses incurred in connection with this litigation are recoverable under the indemnification provisions contained within the merger agreement entered into in connection with the Staktek acquisition.

On October 10, 2003, our indirect subsidiary Staktek Group, LP filed a complaint against SimpleTech for patent infringement in the U.S. District Court for the Western District of Texas, Austin Division, Cause No. A03 CA 731 SS; Staktek Group, L.P. v. SimpleTech, Inc. In our first amended complaint, we allege that SimpleTech’s IC Tower stacked module product infringes three of our patents. We are seeking an injunction, damages, costs and attorneys’ fees. As of the date of this filing, SimpleTech has not filed an answer to this lawsuit. It is too early to determine what the outcome of the litigation will be, the duration or cost of the litigation, or the impact of the litigation on us or our intellectual property position. Extended and costly litigation or an adverse outcome could materially harm our business.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of November 25, 2003, are as follows:

Name	Age	Position
James W. Cady	61	President, Chief Executive Officer and Director
W. Kirk Patterson	45	Vice President and Chief Financial Officer
David G. Boone	61	Vice President of Finance and Administration
William D. Askins	62	Vice President of Marketing and Sales
Charles R. Earnhart	57	Executive Vice President of Product Operations
Albert V. Saucedo	34	Vice President of Quality Assurance
Joseph C. Aragona	47	Chairman of the Board of Directors
Harvey B. Cash	65	Director
J. Ross Cockrell	34	Director
Clark W. Jernigan	42	Director
Morton L. Topfer	67	Director
A. Travis White	58	Director

James W. Cady has served as our President and Chief Executive and as a member of our board of directors since the closing of the Staktek acquisition in August 2003. Previously, he served as President and Chief Executive Officer of Staktek Corporation since November 2001, and as a member of the board of directors of Staktek Corporation since December 1998. From March 1999 to November 2001, Mr. Cady served as President of Staktek Corporation. From May 1996 to March 1999, Mr. Cady served as Executive Vice President and General Manager of Staktek Corporation. From May 1991 to May 1996, Mr. Cady served as Executive Vice President, Engineering of Staktek Corporation. From October 1988 to May 1991, Mr. Cady served as Vice President of Technology and Vice President of Operations of KDT Industries, a technology company. From July 1983 to October 1988, Mr. Cady served as Director of Systems Integration at National Advanced Systems, a division of National Semiconductor, an analog based semiconductor company. Mr. Cady received his B.S. and his M.S. in electrical engineering from the University of Wyoming.

W. Kirk Patterson has served as our Vice President and Chief Financial Officer since November 2003. From July 2003 to November 2003, Mr. Patterson served as Acting Chief Financial Officer, Vice President of Finance and Corporate Controller of Cirrus Logic, Inc., a developer of mixed-signal integrated circuits. From September 2001 to November 2003, he served as Vice President of Finance and Corporate Controller of Cirrus Logic, Inc. From November 1999 to February 2000, Mr. Patterson served as Regional Manager of Accounting Services of PricewaterhouseCoopers, a public accounting firm. From June 1980 to November 1999, Mr. Patterson served in several positions with BP Amoco Corporation, a provider of energy and petrochemicals, most recently as Manager, Planning and Economics, for the Amoco Energy Group North America. Mr. Patterson received his B.B.A. in accounting from the University of Oklahoma and his M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

David G. Boone has served as our Vice President of Finance and Administration since the closing of the Staktek acquisition in August 2003. From August 2003 to November 2003, Mr. Boone also served as our Chief Financial Officer. Previously, Mr. Boone served as Vice President of Finance and Administration and Chief Financial Officer of Staktek Corporation since October 1998. From April 1997 to October 1998, Mr. Boone served as Senior Director, Operations Finance, for PAREXEL International, a pharmaceutical, biotechnology and medical device contract research company. From August 1994 to April 1997, he served as Vice President, Finance for Pharmaco International, a pharmaceutical contract research company and division of Applied Biosciences International. From September 1985 to January 1989, Mr. Boone served as Operations/Manufacturing Controller for Tandem Computers, a computer manufacturer, in Austin, Texas. From May 1974 to June 1984, Mr. Boone served in various financial and accounting roles within Xerox Corporation. Mr. Boone received his B.B.A. in finance and his M.A. in economics from St. Mary’s University.

William D. Askins has served as our Vice President of Marketing and Sales since the closing of the Staktek acquisition in August 2003. Previously, Mr. Askins served as Vice President of Marketing and Sales of Staktek Corporation since December 1997. From January 1995 to December 1997, he served as Director of Marketing and Sales of Staktek Corporation. From July 1992 to January 1995, Mr. Askins served as Director of Marketing of High Performance Systems Group, and from August 1984 to July 1992 as Regional Marketing Manager, and Product Manager at Digital Equipment Corporation, a computer and hardware company. From July 1980 to July 1984, Mr. Askins served as Program Manager for the Equipment Division of Raytheon Corporation, an international electronics company. From October 1959 to July 1980, Mr. Askins served as a United States Naval Officer, his last tour of duty as an Operational Test Director (Combat Systems), for the United States Navy. Mr. Askins received his B.S. in electrical engineering from the State University of New York.

Charles R. Earnhart has served as our Executive Vice President of Product Operations since the closing of the Staktek acquisition in August 2003. Previously, Mr. Earnhart served as Executive Vice President of Product Operations of Staktek Corporation since March 2002, and as Vice President of Operations since August 1998. From August 1997 to May 1998, he served as Senior Vice President of Operations of Techmedia Corporation, a computer integrator and peripherals reseller. From June 1995 to August of 1997, Mr. Earnhart served as Vice President of Operations for Overland Data Inc., a manufacturer of magnetic tape drives and library storage systems. From December 1988 to May 1995, Mr. Earnhart served as Vice President of Operations for Conner Peripherals, Tape Group, formerly Archive Corporation, a developer of information storage solutions. From August 1982 to August 1988, Mr. Earnhart served as Manager of Operating Services and U.S. Back-end Manufacturing for Mostek Corp., which became ST Microelectronics, a developer of integrated circuits. From February 1967 to August 1982, Mr. Earnhart served in various manufacturing and project management positions for Texas Instruments, Inc. Mr. Earnhart received his B.S. in mathematics from the University of Texas at Arlington and his M.B.A. from the University of Dallas.

Albert V. Saucedo has served as our Vice President of Quality Assurance since the closing of the Staktek acquisition in August 2003. Previously, Mr. Saucedo served as Vice President of Quality Assurance of Staktek Corporation since July 2001. From September 1997 to July 2001, he served as Director of Quality Assurance of Staktek Corporation. From March 1997 to September 1997, he served as Manager of Quality Assurance of Staktek Corporation. From June 1996 to March 1997, Mr. Saucedo served as Quality Engineer and Quality Assurance Manager of Staktek Corporation. From August 1994 to June 1996, Mr. Saucedo served as a quality engineer for Bausch & Lomb’s Global Eyewear Division. Mr. Saucedo received his B.S. in mechanical engineering from the University of Texas at San Antonio.

Joseph C. Aragona has served as a member of our board of directors since May 2003. From May 2003 to the closing of the Staktek acquisition in August 2003, Mr. Aragona also served as our President. Mr. Aragona is one of the founders of Austin Ventures and has served as a general partner of Austin Ventures, a venture capital firm and our majority stockholder, since 1982, where he focuses on investments in the information technology industry. Mr. Aragona also currently serves on the board of directors of 724 Solutions, Inc., a provider of mobile network operator infrastructure software, and on the boards of directors of several privately-held companies. Mr. Aragona received his B.A. in economics from Harvard University and his M.B.A. from the Harvard University School of Business Administration.

Harvey B. Cash has served as a member of our board of directors since November 2003. Mr. Cash has served as a general partner of InterWest Partners, a venture capital firm, since 1986. He also currently serves on the boards of directors of Microtune, Inc., a provider of radio frequency solutions, Airspan Networks, Inc., a provider of fixed wireless DSL equipment, Ciena Corporation, a designer and manufacturer of multiplexing systems for fiber optic networks, Liberte Investors Inc., an investment company, i2 Technologies, Inc., a provider of marketplace services, Silicon Laboratories Inc., a developer of mixed-signal integrated circuits, and several privately-held companies. Mr. Cash received his B.S. in electrical engineering from Texas A&M University and his M.B.A. from Western Michigan University.

J. Ross Cockrell has served as a member of our board of directors since May 2003. From May 2003 to the closing of the Staktek acquisition, Mr. Cockrell served as our Secretary and Treasurer. Since May 1995, Mr. Cockrell has served as an associate, partner, general partner and, currently, a venture partner at Austin Ventures, where he focuses on investments in the information technology industry. Mr. Cockrell also currently serves on the boards of directors of several privately held companies. Mr. Cockrell received his B.A. in economics from Harvard University and his M.B.A. from The University of Texas at Austin.

Clark W. Jernigan has served as a member of our board of directors since August 2003. Mr. Jernigan has served as a principal for Austin Ventures since October 2001, where he focuses on investments in the semiconductor industry. From 1997 to 2001, he served as Director of Engineering, Vice President and General Manager of the communications division, and, most recently, Vice President of New Business Development of Cirrus Logic, Inc. Mr. Jernigan also currently serves on the board of directors of Jundt Funds, Inc., a registered mutual fund investment management company, and on the boards of directors of two privately held companies. Mr. Jernigan received his B.S. in electrical engineering from Texas A&M University, his M.S. in electrical engineering from Rice University and his M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Morton L. Topfer has served as a member of our board of directors since November 2003. Mr. Topfer has served as Managing Director of Castletop Capital, L.P., a private investment firm, since 2000. From December 1999 to February 2002, he served as Counselor to the Chief Executive Officer of Dell Computer Corporation. From June 1994 to December 1999, he served as the Vice Chairman of Dell. Prior to joining Dell, Mr. Topfer served for 23 years at Motorola, Inc. where he held several executive positions, most recently serving as Corporate Executive Vice President and President of the Land Mobile Products Sector. Mr. Topfer also currently serves on the boards of directors of the following publicly traded companies: Dell, Bio Reference Laboratories, Inc., a clinical laboratory, and Measurement Specialties, Inc., a manufacturer of pressure transducers and consumer products. Mr. Topfer received his B.S. in physics from Brooklyn College.

A. Travis White has served as a member of our board of directors since November 2003. From April 1998 to January 2000, Mr. White served as President and Chief Executive Officer of Centillium Communications, Inc., a provider of integrated silicon solutions for the broadband industry. From February 1995 to March 1998, he served as a Senior Vice President of Sony Corporation and then President of Sony Semiconductor Co. of America. From January 1991 to February 1995, Mr. White served in various management positions with LSI Logic Corporation, a developer of integrated circuits and storage systems, including as Chairman, President and Chief Executive Officer of LSI’s Canadian subsidiary. Mr. White also currently serves on the boards of directors of two privately-held companies. Mr. White received his B.S. in biological sciences and chemistry from the University of Texas at El Paso.

Board of Directors

Effective upon the closing of this offering, our certificate of incorporation and bylaws will authorize a board of directors of seven members and our board of directors will consist of seven directors. All of our directors will stand for election at each annual meeting of stockholders.

Because Austin Ventures and its affiliates will own more than 50% of our common stock following this offering, we will be considered a “controlled company” under the NASD Marketplace Rules. Because we will be a “controlled company” following the offering, we will be exempt from the requirements of NASD Marketplace Rule 4350(c), which would otherwise require our board of directors to consist of a majority of independent directors. Of the seven directors listed below, only Messrs. Cash, Topfer and White qualify as independent directors under the NASD Marketplace Rules.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of these committees are as follows:

Audit Committee.    Our audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee also reviews the qualifications, independence and performance of our independent auditor, and approves the terms of engagement of our independent auditor. The members of our audit committee are Messrs. Cash, Topfer and White. Mr. White serves as chairperson of the audit committee. Our board has determined that each member of our audit committee meets the requirements for independence under the NASD Marketplace Rules and SEC rules and regulations.

Compensation Committee.    Our compensation committee discharges the responsibilities of our board of directors relating to compensation and benefits of our executive officers and directors and reviews general policy relating to compensation and benefits. The members of our compensation committee are Messrs. Cockrell, Topfer and White. Mr. Cockrell serves as chairperson of the compensation committee. Because Mr. Cockrell is affiliated with Austin Ventures, he does not meet the independence requirements set forth in NASD Marketplace Rule 4200. However, because we will be a “controlled company” under the NASD Marketplace Rules following this offering, we will be exempt from the requirements of NASD Marketplace Rule 4350(c), which would otherwise require our compensation committee to consist entirely of independent directors.

Nominating and Governance Committee.    Our nominating and governance committee considers and makes recommendations to our board of directors regarding candidates to serve as members of our board of directors, reviews our general policy relating to selection of director candidates and members of committees of our board of directors, and reviews and makes recommendations to our board of directors regarding corporate governance principles. The members of our nominating and governance committee are Messrs. Aragona, Cady and Cash. Mr. Aragona serves as chairperson of the nominating and governance committee. Mr. Aragona is a general partner of Austin Ventures and Mr. Cady is our President and Chief Executive Officer and, therefore, neither of them meet the independence requirements set forth in NASD Marketplace Rule 4200. However, because we will be a “controlled company” under the NASD Marketplace Rules following this offering, we will be exempt from the requirements of NASD Marketplace Rule 4350(c), which would otherwise require our nominating and governance committee to consist entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees except for Mr. Cockrell. Prior to the Staktek acquisition, Mr. Cockrell, a member of our board of directors, served as our Secretary and Treasurer. The only actions taken by Mr. Cockrell in such offices related to the Staktek acquisition. Mr. Cockrell resigned from these positions upon the closing of the Staktek acquisition. Mr. Cockrell did not receive any compensation as an officer. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

During fiscal 2003, the following individuals participated in deliberations to determine the compensation of each of our executive officers and the terms of their employment agreements: Mr. Aragona, a general partner of Austin Ventures, who was at the time of such deliberations our President and one of our directors, and who currently is the Chairman of our board of directors; Mr. Cockrell, a venture partner of Austin Ventures, who was at the time of such deliberations our Secretary and Treasurer and one of our directors, and who currently is one of our directors; Mr. Jernigan, a principal of Austin Ventures, who was at the time of such deliberations and who currently is one of our directors; and Mr. Cady, who was at the time of such deliberations President, Chief Executive Officer and Chairman of the board of directors of Staktek Corporation, and who currently is our President and Chief Executive Officer and one of our directors. For additional information, see “Certain Relationships and Related Party Transactions.”

Director Compensation

Effective November 2003, our independent directors began receiving annual base compensation of $15,000, compensation of $1,000 for each board meeting attended in person, compensation of $750 for each board committee meeting attended in person, and compensation of $500 for each board or board committee meeting attended via teleconference or videoconference. The chairperson of our audit committee is also entitled to an annual bonus of $5,000 for his or her services as chairperson. Our non-independent directors do not receive cash compensation for their services as directors. All of our directors, including our independent directors, are reimbursed for their reasonable expenses in attending board and board committee meetings. Directors are also eligible to participate in our 2003 stock option plan. In November 2003, each of our independent directors was granted an option under the 2003 stock option plan to purchase 100,000 shares of our common stock at an exercise price of $1.44 per share. These options are immediately exercisable and vest over a four-year period.

Executive Compensation

The following table presents information regarding the compensation received for the period beginning January 1, 2003 and ending November 15, 2003 by our chief executive officer and each of our four other most highly compensated executive officers. The compensation table excludes other compensation in the form of perquisites and other personal benefits to a named executive officer where that compensation constituted less than the lesser of $50,000 or 10% of his total annual salary and bonus for such period.

Names and Principal Position(1)			Long Term Compensation Awards	All Other Compensation(2)
	Annual Compensation		Securities Underlying Options
	Salary	Bonus
James W. Cady President and Chief Executive Officer	$205,500	$334,416	691,666	$261,469(3)
David G. Boone Vice President of Finance and Administration	146,827	87,409	242,635	89,810(4)
William D. Askins Vice President of Marketing and Sales	143,277	83,935	230,156	88,598(5)
Charles R. Earnhart Executive Vice President of Product Operations	170,269	118,663	300,412	105,216(6)
Albert V. Saucedo Vice President of Quality Assurance	108,127	62,129	175,042	65,703(7)

(1)	We initially incorporated in May 2003 for the sole purpose of the Staktek acquisition. Prior to the Staktek acquisition in August 2003, we had no operations and conducted no business other than in connection with the Staktek acquisition. During such time, Mr. Aragona, the chairman of our board of directors, served as our President and Mr. Cockrell, a member of our board of directors, served as our Secretary and Treasurer. The only actions taken by Messrs. Aragona and Cockrell as officers were in connection with the Staktek acquisition. Messrs. Aragona and Cockrell resigned from their respective officer positions and were replaced by the executives named in the table above immediately upon the closing of the Staktek acquisition. Messrs. Aragona and Cockrell did not receive any compensation for holding such offices.
(2)	For additional information regarding the amounts in this column, please see “Management—Employee Benefit Plans and Option Grants” and “Certain Relationships and Related Party Transactions—Change of Control Bonuses.”
(3)	Includes $11,469 in matched contributions under our 401(k) plan and $250,000 received by Mr. Cady as a change of control bonus in connection with the Staktek acquisition.
(4)	Includes $8,810 in matched contributions under our 401(k) plan and $81,000 received by Mr. Boone as a change of control bonus in connection with the Staktek acquisition.
(5)	Includes $8,598 in matched contributions under our 401(k) plan and $80,000 received by Mr. Askins as a change of control bonus in connection with the Staktek acquisition.
(6)	Includes $10,216 in matched contributions under our 401(k) plan and $95,000 received by Mr. Earnhart as a change of control bonus in connection with the Staktek acquisition.
(7)	Includes $5,703 in matched contributions under our 401(k) plan and $60,000 received by Mr. Saucedo as a change of control bonus in connection with the Staktek acquisition.

In addition, in November 2003 Mr. Patterson joined us as our Vice President and Chief Financial Officer. Mr. Patterson’s annualized base salary is $205,000. Mr. Patterson was issued options to purchase up to 230,042 shares of our common stock. See “—Employment Agreements.”

Option Grants in 2003

The following table presents information regarding grants of stock options that have been made by us during 2003 to the executive officers named in the executive compensation table above. We granted these options to the named executive officers under our 2003 stock option plan. All of the options listed on the following table expire ten years from the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in 2003 is based on options to purchase a total of 3,000,000 shares of our common stock granted to employees as of November 25, 2003.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Per Share Price	Expiration Date	5%	10%
James W. Cady(1)	570,000 56,666 65,000	19.00 1.89 2.17%	$0.03 1.44 4.24	9/29/2013 10/27/2013 11/19/2013
David G. Boone(2)	200,000 25,185 17,450	6.67 0.84 0.58	$0.03 1.44 4.24	9/29/2013 10/27/2013 11/19/2013
William D. Askins(3)	175,000 25,185 29,971	5.83 0.84 1.00	$0.03 1.44 4.24	9/29/2013 10/27/2013 11/19/2013
Charles R. Earnhart(4)	220,000 62,962 17,450	7.33 2.10 0.58	$0.03 1.44 4.24	9/29/2013 10/27/2013 11/19/2013
Albert V. Saucedo(5)	150,000 12,592 12,450	5.00 0.42 0.42	$0.03 1.44 4.24	9/29/2013 10/27/2013 11/19/2013

(1)	Mr. Cady has exercised his option to purchase 570,000 shares of our common stock. The shares he received upon exercise of this option are subject to a right of repurchase in favor of us that lapses over four years, with 33% vesting on September 29, 2004 and the remainder vesting in equal monthly installments over the ensuing three years thereafter. Mr. Cady has also exercised his option to purchase 56,666 shares of our common stock. The shares he received upon exercise of this option are not subject to repurchase rights, and therefore, are fully vested. Mr. Cady’s option to purchase 65,000 shares of our common stock is immediately exercisable, subject to repurchase rights on unvested shares, with vesting over four years, with 25% vesting on November 19, 2004 and the remainder vesting in equal monthly installments over the following three years.
(2)	Mr. Boone has exercised his option to purchase 200,000 shares of our common stock. The shares he received upon exercise of this option are subject to a right of repurchase in favor of us that lapses over four years, with 33% vesting on September 29, 2004 and the remainder vesting in equal monthly installments over the ensuing three years thereafter. Mr. Boone has also exercised his option to purchase 25,185 shares of our common stock. The shares he received upon exercise of this option are not subject to repurchase rights, and therefore, are fully vested. Mr. Boone’s option to purchase 17,450 shares of our common stock is immediately exercisable, subject to repurchase rights on unvested shares, with vesting over four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal monthly installments over the following three years.
(3)

Mr. Askins has exercised his option to purchase 175,000 shares of our common stock. The shares he received upon exercise of this option are subject to a right of repurchase in favor of us that lapses over four years, with 33% vesting on September 29, 2004 and the remainder vesting in equal monthly installments over the ensuing three years thereafter. Mr. Askins has also exercised his option to purchase 25,185 shares of our common stock. The shares he received upon exercise of this option are not subject to repurchase rights, and therefore, are fully vested. Mr. Askins’ option to purchase 29,971 shares of our common stock is immediately exercisable, subject to repurchase rights on unvested shares, with vesting over four years, with 25% vesting on November 19, 2004 and the remainder vesting in equal monthly installments over the following three years.

(4)	Mr. Earnhart has exercised his option to purchase 220,000 shares of our common stock. The shares he received upon exercise of this option are subject to a right of repurchase in favor of us that lapses over four years, with 33% vesting on September 29, 2004 and the remainder vesting in equal monthly installments over the ensuing three years thereafter. Mr. Earnhart has also exercised his option to purchase 62,962 shares of our common stock. The shares he received upon exercise of this option are not subject to repurchase rights, and therefore, are fully vested. Mr. Earnhart’s option to purchase 17,450 shares of our common stock is immediately exercisable, subject to repurchase rights on unvested shares, with vesting over four years, with 25% vesting on November 19, 2004 and the remainder vesting in equal monthly installments over the following three years.
(5)	Mr. Saucedo has exercised his option to purchase 150,000 shares of our common stock. The shares he received upon exercise of this option are subject to a right of repurchase in favor of us that lapses over four years, with 33% vesting on September 29, 2004 and the remainder vesting in equal monthly installments over the ensuing three years thereafter. Mr. Saucedo has also exercised his option to purchase 12,592 shares of our common stock. The shares he received upon exercise of this option are not subject to repurchase rights, and therefore, are fully vested. Mr. Saucedo’s option to purchase 12,450 shares of our common stock is immediately exercisable, subject to repurchase rights on unvested shares, with vesting over four years, with 25% vesting on November 19, 2004 and the remainder vesting in equal monthly installments over the following three years.

Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the assumed initial public offering price of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Aggregate Option Exercises in 2003

The following table presents the number of shares of our common stock subject to unexercised options held by the executive officers named in the executive compensation table above at November 25, 2003 and the value of the unexercised options that are in-the-money. This value is calculated based on the difference between an assumed initial public offering price of $         per share and the exercise price for the shares underlying the option, multiplied by the number of shares.

Name	Shares Acquired on Exercise		Value Realized(1)	Number of Securities Underlying Unexercised Options at November 25, 2003		Value of Unexercised In-the-Money Options at November 25, 2003
				Exercisable	Unexercisable	Exercisable	Unexercisable
James W. Cady	626,666	(2)		$65,000	—		—
David G. Boone	225,185	(3)		17,450	—		—
William D. Askins	200,185	(4)		29,971	—		—
Charles R. Earnhart	282,962	(5)		17,450	—		—
Albert V. Saucedo	162,592	(6)		12,450	—		—

(1)	Based on the assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.
(2)	Includes 570,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period.
(3)	Includes 200,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period.
(4)	Includes 175,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period.
(5)	Includes 220,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period.
(6)	Includes 150,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period.

Employment Agreements

In connection with the Staktek acquisition, we entered into executive employment agreements with each of our named executive officers in August 2003. Except as noted below, the employment agreements contain the same terms for each officer, other than the title and responsibilities given to each officer and the compensation for each officer. The employment agreements provide for the following annual base salaries for these officers:

Officer	Base Salary
James W. Cady	$300,000
David G. Boone	185,000
Charles R. Earnhart	200,000
William D. Askins	175,000
Albert V. Saucedo	129,000

Each employment agreement also provides for a quarterly incentive cash bonus for each named executive officer based upon the achievement by each officer and us of quarterly financial objectives. Subject to the achievement of these objectives, each of the following officers is entitled to an aggregate annual bonus that is capped at the following respective percentages of each officer’s respective annual base salary:

Officer	Base Cap %
James W. Cady	125.0%
David G. Boone	66.0
Charles R. Earnhart	73.1
William D. Askins	61.9
Albert V. Saucedo	61.9

Each employment agreement has a specified initial term of four years, subject to successive one year renewal periods following the expiration of the initial term, but each agreement is terminable by either party, with or without cause, upon 30 days’ prior written notice, subject to certain severance and noncompetition obligations. Each employment agreement provides that if the employment of the officer is terminated without cause, as defined in the employment agreement, the terminated officer is entitled to 12 months of his base salary and 18 months’ accelerated vesting of his stock options, with 90 days from the date of termination to exercise his vested stock options. As part of these employment agreements, each executive officer has agreed not to compete with us for a period of 12 months following the termination of his employment.

In November 2003, we entered into an amendment to Mr. Boone’s executive employment agreement. The amendment provides that Mr. Boone will no longer act as Chief Financial Officer but will continue to serve as our Vice President of Finance and Administration. The amendment also provides that Mr. Boone’s voluntary termination of his employment due to the reduction in his responsibilities as an executive will not constitute a termination of Mr. Boone without cause unless Mr. Boone voluntarily terminates his employment for such reason prior to April 2004, or the completion of this offering, whichever occurs first. The amendment also provides that if Mr. Boone voluntarily terminates his employment prior to such time, then, in addition to the severance benefits described above, he will be entitled to continued medical benefits until January 2006 or the date he becomes eligible for government health benefits, whichever occurs first.

In November 2003, we entered into an executive employment agreement with Mr. Patterson for the position of Vice President and Chief Financial Officer. Mr. Patterson’s employment agreement provides for an annual base salary of $205,000 and for a quarterly incentive cash bonus based upon the achievement by Mr. Patterson and us of certain quarterly financial objectives. Subject to the achievement of these quarterly objectives, Mr. Patterson is entitled to an aggregate annual bonus of up to 55% of his annual base salary. Mr. Patterson’s employment agreement provides for an initial employment term of two years, subject to successive one year renewal periods following the expiration of the initial term, but the agreement may be terminated by either party, with or without cause, upon 30 days’ prior written notice, subject to certain severance and noncompetition obligations. Mr. Patterson’s agreement provides that in the event his employment is terminated without cause, as defined in the employment agreement, Mr. Patterson is entitled to 12 months of his base salary and 12 months’ accelerated vesting of his stock options. Mr. Patterson’s employment agreement includes his agreement not to compete with us for a period of 12 months following the termination of his employment.

Employee Benefit Plans and Option Grants

The following table summarizes information concerning our equity compensation plans at November 25, 2003:

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares of Common Stock Remaining Available for Future Options
Equity compensation plans approved by stockholders	1,537,263	$1.01	900,000

2003 Stock Option Plan

In July 2003 our board of directors and stockholders adopted and approved our 2003 stock option plan. The 2003 stock option plan will remain in effect following the completion of this offering. Our 2003 stock option plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options may be granted to our employees, officers, directors and consultants and those of any of our subsidiaries. However, consultants are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. We have reserved 4.2 million shares of our common stock for issuance under this plan.

The maximum term of the options granted under our 2003 stock option plan is ten years. Generally, stock options granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. However, our board of directors may allow exceptions to this restriction for awards that are not incentive stock options. Options granted under our 2003 stock option plan expire immediately upon the termination of the optionee’s service to us or to a parent or subsidiary of ours for cause, three months following termination if the termination is for reasons other than death, disability or cause, or 12 months following termination if the termination is due to death or disability. Upon a change in control, all outstanding stock options under our 2003 stock option plan either may be assumed or substituted for by the successor entity. If the successor entity determines not to assume or substitute for these stock options, the vesting provisions of such stock options will be accelerated, and the stock options will terminate upon the change in control if not previously exercised.

401(k) Plan

We sponsor a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code, or a 401(k) Plan. Employees are eligible to participate in this plan provided they have completed 90 days of continuous employment with us. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. We make 100% matching contributions on the contributions of a participant that do not exceed 6% of the participant’s compensation if certain objectives have been met. Additionally, we match up to an additional 4% of a participant’s compensation on a discretionary basis. Contributions up to the first 6% of a participant’s compensation by us, if any, would generally be deductible by us when made. Contributions are held in trust as required by law.

Key Management Bonus Plan

In August 2003, our board of directors adopted our key management bonus plan, which provides bonus payments to our chief executive officer and president, chief financial officer, vice presidents, general managers, directors and other employees based upon the achievement of corporate and/or personal objectives. Goals for these awards for each participant are established at the beginning of each fiscal quarter. Bonus payments under the plan are calculated as a percentage of the participant’s base salary according to formulas based upon the participant’s title and performance in achieving these objectives.

Indemnification of Directors and Officers and Limitation of Liability

Certificate of Incorporation and Bylaws

Our certificate of incorporation eliminates the personal liability of each of our directors for monetary damages resulting from any breach of his fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

In addition to the indemnification required by our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers, which may, in some cases, be broader than the indemnification provisions set forth under Delaware law. These agreements will provide for the advancement of our directors and executive officers for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

The exculpation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for any breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Relating to the Staktek Acquisition

For a description of the indemnification arrangements in the merger agreement related to the Staktek acquisition, see “Certain Relationships and Related Party Transactions—Description of Staktek Acquisition.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Description of Staktek Acquisition

Background

We were originally formed by Austin Ventures in May 2003 for the purpose of acquiring Staktek Corporation, which is now our subsidiary. Prior to our acquisition of Staktek Corporation, Staktek Corporation was a privately-held company.

Staktek Corporation engaged a financial advisor in February 2003 to help it identify and consider strategic alternatives. Staktek Corporation solicited acquisition bids from approximately 18 potential acquirors, of whom six submitted blind bids, including Austin Ventures. In May 2003, after further negotiations with the bidders, Staktek Corporation entered into a letter of intent to be acquired by Austin Ventures. On July 7, 2003, we entered into an agreement and plan of merger, or merger agreement, with Staktek Corporation and SC Merger Sub, Inc, our wholly-owned subsidiary, and we subsequently closed the acquisition of Staktek Corporation on August 21, 2003 through the merger of SC Merger Sub with and into Staktek Corporation. Immediately following the acquisition, Austin Ventures indirectly owned 100% of Staktek Corporation through us, as its wholly-owned subsidiary.

The aggregate acquisition price was approximately $125.3 million in cash, $11.0 million of which was set aside in escrow. At the time of the Staktek acquisition, an investment fund affiliated with Austin Ventures indirectly held approximately 0.6% of the outstanding capital stock of Staktek Corporation which it acquired in 1988, and received proceeds from the acquisition of approximately $600,000.

To finance the Staktek acquisition, we entered into the following arrangements:

•	In May 2003, we sold an aggregate of 17,000,000 shares of our common stock to Austin Ventures at a price of approximately $0.03 per share, or $500,000 in aggregate.

•	In August 2003, we sold an aggregate of 171.01449 shares of our redeemable preferred stock to Austin Ventures at a price of $172,500 per share, or $29.5 million in aggregate.

•	In August 2003, we entered into a revolving credit and term loan agreement with two bank lenders and issued two revolving credit notes in the aggregate principal amount of up to $12.0 million to the banks, on which we have drawn an aggregate of $10.0 million in principal, and term notes in the aggregate principal amount of $15.0 million to each of the banks. In addition, we issued a swing line note in the amount of $1.0 million, on which we have not drawn any amounts. This debt is secured by all of our accounts, chattel paper, general intangibles (including intellectual property), inventory, documents, instruments, proceeds and other property, except as limited in the revolving credit and term loan agreement.

•	In August 2003, we received from a bank a short-term loan in the principal amount of $5.0 million, which is guaranteed by Austin Ventures.

•	In August 2003, we received a subordinated loan in the aggregate principal amount of $34.5 million from Austin Ventures. This debt is subordinate to the debt outstanding under our revolving credit and term loan agreement and is secured by all of our assets other than our intellectual property.

We intend to use a portion of the proceeds of this offering to repay all outstanding principal and interest on our indebtedness and to redeem all of our outstanding shares of redeemable preferred stock, including payment of all accrued dividends thereon. For additional information, see “Use of Proceeds.”

Indemnification Generally

The merger agreement contains indemnification provisions pursuant to which the former holders of common stock and options to purchase common stock of Staktek Corporation agree to indemnify us and our affiliates for two years for breaches by Staktek Corporation of the representations, warranties and covenants contained in the merger agreement or related agreements. These indemnification provisions are our exclusive remedy against these former holders other than in the event of fraud or intentional misconduct. Under the merger agreement, aggregate indemnifiable losses must exceed $250,000 before we may seek recovery. The aggregate liability of these former holders is capped at the then available escrow amount other than for damages based upon fraud or intentional misconduct, in which case these holders have generally agreed to indemnify us up to the aggregate merger proceeds paid to each of them. The initial escrow amount was $12.25 million. In August 2004, one-half of the escrow amount not previously paid out or then reserved for existing indemnification claims will be released to these former shareholders and option holders of Staktek Corporation. Any remaining escrow amounts will be released in August 2005. In addition to the escrow, we obtained an insurance policy to protect against breaches of the representations, warranties and covenants of Staktek Corporation contained in the merger agreement. The insurance policy has an aggregate policy limit of $10.0 million and a term of five years.

Relationship with Austin Ventures

After completion of this offering, Austin Ventures and its affiliates will beneficially own approximately         % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option, and     % if the over-allotment option is exercised in full. Set forth below is a brief description of the existing relationships and agreements between us and Austin Ventures.

Board of Directors

Mr. Aragona, a general partner of Austin Ventures, is Chairman of our board of directors and serves as chairperson of our nominating and governance committee. Mr. Cockrell, a venture partner of Austin Ventures, is one of our directors and serves as chairperson of our compensation committee. Mr. Jernigan, a principal of Austin Ventures, is one of our directors.

Registration Rights

Austin Ventures has registration rights with respect to the shares of our common stock that it holds. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Repayment of Indebtedness; Redemption of Preferred Stock

In order to finance the Staktek acquisition, we borrowed $34.5 million of subordinated secured indebtedness from Austin Ventures and issued $29.5 million of redeemable preferred stock to Austin Ventures. We intend to use a portion of the proceeds of this offering to repay all outstanding principal and accrued interest on the subordinated indebtedness. By its terms, the redeemable preferred stock is redeemable upon the closing of an initial public offering. We intend to use a portion of the proceeds of this offering to redeem all outstanding shares of our redeemable preferred stock and to pay all accrued dividends thereon. See “Use of Proceeds.”

Loan Guaranty

In connection with our acquisition of Staktek Corporation in August 2003, we received a $5.0 million short-term bank loan guaranteed by Austin Ventures. We intend to use a portion of the proceeds of this offering to repay all outstanding principal and accrued interest on this loan. The Austin Ventures guarantee will terminate upon repayment in full of the loan.

Change of Control Bonuses

In connection with the Staktek acquisition, our officers and several key employees became eligible for aggregate change of control bonuses of $2.4 million. Mr. Cady’s entire change of control bonus of $250,000 was paid in one installment in September 2003. The change of control bonuses for other officers and key employees were to be paid in two installments, the first payment of which was made in September 2003 and the second of which will be paid in December 2003. The following table summarizes the payments of such change of control bonuses to our named executive officers in September 2003 and December 2003:

Name	Payment in September 2003	Payment in December 2003	Aggregate Payment
James W. Cady	$250,000	$—	$250,000
David G. Boone	81,000	81,000	162,000
William D. Askins	80,000	80,000	160,000
Charles R. Earnhart	95,000	95,000	190,000
Albert Saucedo	60,000	60,000	120,000

Loans to Executive Officers

We do not have any loans outstanding to any of our directors or executive officers.

Stock Options Granted to Directors and Executive Officers

For more information regarding the grant of stock options to directors and executive officers, please see “Management—Director Compensation,” “—Executive Compensation” and “—Option Grants in Fiscal 2003.”

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of November 25, 2003, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of our common stock;

•	each of our current directors;

•	each of our current executive officers; and

•	all of our current executive officers and directors as a group.

The percentage of beneficial ownership for the following table is based on 18,762,737 shares of our common stock outstanding as of November 25, 2003. The percentage of beneficial ownership after the offering is based on          shares of our common stock outstanding after this offering, assuming no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days of November 25, 2003 through the exercise of any option, warrant or other right and restricted shares of our common stock, which are subject to a right of repurchase at their initial purchase price that lapses over four years, purchased by some of our officers who exercised immediately exercisable options. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules and regulations of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has exercised options or warrants into shares of our common stock.

	Shares Beneficially Owned Prior to Offering		Percent of Shares Beneficially Owned After Offering
Name of Beneficial Owner(1)	Number	Percent
Austin Ventures(2)	16,968,372	90.4%
Joseph C. Aragona(3)	16,968,372	90.4
James W. Cady(4)	691,666	3.7
Charles R. Earnhart(5)	300,412	1.6
David G. Boone(6)	242,635	1.3
William D. Askins(7)	230,156	1.2
W. Kirk Patterson(8)	230,042	1.2
Albert V. Saucedo(9)	175,042	*
Harvey B. Cash(10)	100,000	*
Morton L. Topfer(11)	100,000	*
A. Travis White (12)	100,000	*
J. Ross Cockrell(13)	15,814	*
Clark W. Jernigan(14)	15,814	*
All executive officers and directors as a group (14 persons)(15)	19,460,000	100.0%

*	Represents beneficial ownership of less than 1%.
(1)	Unless otherwise indicated, the address of each person beneficially owning more than 5% of the outstanding shares of common stock is c/o Staktek Inc., 8900 Shoal Creek Boulevard, Suite 125, Austin, Texas 78757.
(2)

Includes 8,458,734 shares of our common stock held by Austin Ventures VII, L.P. and 8,509,638 shares of our common stock held by Austin Ventures VIII, L.P. The sole general partner of Austin Ventures VII, L.P. is AV Partners VII, L.P. The general partners of AV Partners VII, L.P. are Mr. Aragona, Kenneth P. DeAngelis, Edward E. Olkkola, John D. Thornton and Blaine F. Wesner. The sole general partner of Austin Ventures VIII, L.P. is AV Partners VIII, L.P. The general partners of AV Partners VIII, L.P. are Mr. Aragona,

Kenneth P. DeAngelis, Edward E. Olkkola, Christopher A. Pacitti, John D. Thornton and Blaine F. Wesner. Each of Messrs. Aragona, DeAngelis, Olkkola, Pacitti, Thornton and Wesner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of both of these funds is 300 West 6th Street, Suite 2300, Austin, Texas 78701. These two funds also hold an aggregate of 170.69633 shares of our redeemable preferred stock, all of which will be redeemed immediately following the closing of this offering.

(3)	Includes 8,458,734 shares of our common stock held by Austin Ventures VII, L.P. and 8,509,638 shares of our common stock held by Austin Ventures VIII, L.P. Mr. Aragona is a general partner of each of the sole general partners of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. and may be deemed to share voting and investment power with respect to all shares held by Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. Mr. Aragona disclaims beneficial ownership of shares held by these funds except to the extent of his pecuniary interest therein.
(4)	Includes 570,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period, and 65,000 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(5)	Includes 220,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period, and 17,450 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(6)	Includes 200,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period, and 17,450 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(7)	Includes 175,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period, and 29,971 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(8)	Includes 230,042 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(9)	Includes 150,000 shares of our common stock subject to a right of repurchase in favor of us that vests over a four year period, and 12,450 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(10)	Includes 100,000 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(11)	Includes 100,000 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(12)	Includes 100,000 shares of our common stock issuable upon the exercise of immediately exercisable options, none of which are vested.
(13)	Mr. Cockrell also holds .15908 shares of our redeemable preferred stock, all of which will be redeemed immediately upon the closing of this offering.
(14)	Mr. Jernigan also holds .15908 shares of our redeemable preferred stock, all of which will be redeemed immediately upon the closing of this offering.
(15)	Includes 397,263 shares of our common stock issuable upon the exercise of immediately exercisable options held by our officers, none of which are vested, 300,000 shares of our common stock issuable upon the exercise of options held by our directors, none of which are vested, and 1,315,000 shares of our common stock held by our officers that are subject to a right of repurchase in favor of us that vests over a four year period.

DESCRIPTION OF CAPITAL STOCK

General

Immediately following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $.001 per share.

Common Stock

As of November 25, 2003, we had outstanding 18,762,737 shares of our common stock held of record by eleven holders.

Dividend Rights

Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that our board of directors may determine from time to time.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that once Austin Ventures ceases to own at least 30% of our outstanding common stock, certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “—Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Each outstanding share of our common stock is, and all shares of our common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Redeemable Preferred Stock

As of November 25, 2003, we had outstanding 171.01449 shares of redeemable preferred stock held of record by four holders. The rights, privileges and preferences of our redeemable preferred stock are as set forth below. Upon completion of the offering, we will use a portion of the proceeds from the offering to redeem all of our issued and outstanding shares of redeemable preferred stock. We will retire the shares of redeemable preferred stock that we redeem, and there will be no designated series of preferred stock following such redemption.

Dividend Rights

Each share of our redeemable preferred stock accrues cumulative dividends at a rate of 8% per annum. No dividends may be paid or declared to holders of common stock so long as any shares of redeemable preferred stock are outstanding and the redeemable preferred stock dividends have not been paid in full.

Voting Rights

Generally, the redeemable preferred stockholders are not entitled to voting rights, except to the extent required by Delaware law. However, the consent of a majority of the holders of the redeemable preferred stock is required to, among other things, (i) effect any extraordinary transaction, such as an initial public offering, a sale of all or substantially all of our assets, a merger or consolidation, or a redemption or repurchase of our shares of our capital stock, (ii) effect a recapitalization, reorganization or dissolution, or (iii) amend our certificate of incorporation or bylaws.

Redemption Rights

We are required to redeem all of our outstanding shares of redeemable preferred stock upon the occurrence of an initial public offering for a purchase price equal to the original purchase price of the redeemable preferred stock plus accrued but unpaid dividends. Absent prior redemption, beginning August 19, 2007, the holders of a majority of the outstanding redeemable preferred stock may vote to require us to redeem up to 33% of the redeemable preferred stock then outstanding; beginning August 19, 2008, the holders of a majority of the outstanding redeemable preferred stock may vote to require us to redeem up to 66% of the redeemable preferred stock then outstanding; and, beginning August 19, 2009, the holders of a majority of the outstanding redeemable preferred stock may vote to require us to redeem up to 100% of the redeemable preferred stock then outstanding.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, the holders of redeemable preferred stock are entitled to receive a distribution equal to $172,500 per share of redeemable preferred stock, plus any accumulated but unpaid dividends, before any distribution may be made to the common stockholders.

No Preemptive or Conversion Rights

Our redeemable preferred stock is not entitled to preemptive rights and is not subject to conversion.

Preferred Stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Staktek and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Common Stock Warrant

In October 2003, we donated to a charitable organization a warrant to purchase 10,000 shares of our common stock at an exercise price of $1.44 per share. This warrant may be exercised without tendering cash pursuant to a net exercise provision, which allows the holder to exercise the warrant for 10,000 shares less the number of shares that have a market value, on the date of exercise, equal to the aggregate exercise price of the warrant. This warrant expires in October 2010.

Registration Rights

According to the terms of a registration rights agreement, Austin Ventures, which holds approximately 17.0 million shares of our common stock, is entitled to demand, piggyback and Form S-3 registration rights. The registration rights under this agreement expire after the completion of this offering at such time when Austin Ventures can sell all of its shares of our common stock in compliance with securities laws without the necessity of an effective registration statement.

Demand Registration Rights

At any time following 180 days after the date of this prospectus, Austin Ventures has the right to require that we register all or a portion of its shares of our common stock. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights, except that we are not required to pay for expenses incurred if the holders of these rights subsequently withdraw their request for registration.

Piggyback Registration Rights

If we register any securities for public sale, Austin Ventures has the right under the registration rights agreement to include its shares of our common stock in the registration of securities, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by Austin Ventures due to marketing reasons. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights. Austin Ventures has waived its piggyback registration rights with respect to this offering.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, Austin Ventures can request that we register their shares on a Form S-3 registration statement. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these Form S-3 registration rights.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	once Austin Ventures ceases to own at least 30% of our issued and outstanding common stock, the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Investor Services, LLC and its address is Two North LaSalle Street, Chicago, Illinois 60602.

Listing

We have applied to have our common stock approved for trading and quotation on the Nasdaq National Market under the trading symbol “STAK.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of the sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding         shares of our common stock, or          shares if the underwriters’ over-allotment option is exercised in full, assuming that there are no exercises of outstanding options after                      , 2004. Of these shares, all of the          shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. Our outstanding shares, substantially all of which are beneficially owned by Austin Ventures, are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the volume limitations and other provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Date
No shares	On the date of this prospectus
18,731,109 shares	180 days after the date of this prospectus

Lock-up Agreements

Our officers, directors, employees and Austin Ventures have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of their shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock during the period ending 180 days after the date of this prospectus, subject to a possible extension, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters. The lock-up agreement contains a provision that requires that if we issue an earnings release within the last 17 days of the 180-day restricted period or if we announce that we will release earnings within the 16-day period following the expiration of the 180-day period, then the lock-up agreement’s restricted period will continue for 18 days from the date of the earnings release. These restrictions do not apply to transactions relating to our common stock or other securities acquired in this offering or acquired in open market transactions after this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate of ours, would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of our common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements, those shares may be sold immediately upon the completion of this offering. Since none of our shares of common stock were issued prior to May 2003, they will not be eligible for sale pursuant to Rule 144(k) until the two-year holding period has elapsed in May 2005.

Rule 701

Any employee, officer or director of, or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume, limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire. Our employees and non-employee directors have purchased an aggregate of 1,762,737 shares of common stock under our 2003 stock option plan which will be eligible for sale under Rule 144 pursuant to Rule 701 as described above. However, 1,560,000 of these shares are subject to rights of repurchase in favor of the Company, which shares may not be sold until the repurchase rights lapse. The repurchase rights are scheduled to lapse over a four-year vesting period, with the initial vesting to commence in September 2004. Additionally, all 1,762,737 of these shares are subject to a 180-day lock-up agreement with respect to this offering.

Stock Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering 4.2 million shares of our common stock subject to options outstanding or reserved for issuance under our 2003 stock option plan, and shares of our common stock issued upon exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we will file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were granted under the management incentive option plan but that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the 180-day lock-up agreements to which they are subject.

Registration Rights

At any time after 180 days following this offering, Austin Ventures may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock—Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and Wachovia Capital Markets, LLC are acting as representatives, have each agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
Wachovia Capital Markets, LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The per share price of any shares sold by the underwriters will be $        , less an amount not greater than the per share amount of the concession to dealers described below.

The table below shows the per share and total underwriting discounts and commissions we will pay the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The underwriters initially propose to offer part of the shares of common stock directly to the public at a price per share of $         and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. The offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $        , the total underwriters’ discounts and commissions would be $         and the total proceeds to us would be $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $        . Expenses include the Securities and Exchange Commission registration fee, the NASD filing fee, the Nasdaq National Market listing fee, printing expenses, travel expenses and accounting, legal, blue sky and transfer agent and registrar fees and expenses, premiums of approximately $         for directors’ and officers’ insurance that we intend to obtain to cover our directors and officers for certain liabilities, including coverage for public securities matters, and other miscellaneous fees and expenses.

Each of our officers, directors, employees and all of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Affiliates of Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are limited partners of Austin Ventures VIII, L.P., with 0.67% and 0.33% limited partnership interests, respectively. As of November 25, 2003, Austin Ventures VIII, L.P. owned 8,509,638 shares, or 45.35%, of our common stock.

Pursuant to our proposed use of the net proceeds from this offering, Austin Ventures VIII, L.P. will receive approximately $36.0 million of such net proceeds upon our repayment of indebtedness and our redemption of redeemable preferred stock held by that fund. Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC and their respective affiliates will have no ability to direct or to control the timing of the distribution of these proceeds by Austin Ventures VIII, L.P.

The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP, Austin, Texas, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Vinson & Elkins L.L.P., Austin, Texas, will pass upon legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Staktek Holdings, Inc. and Staktek Corporation appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the Registration Statement. Such consolidated financial statements have been included herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facility of the Securities and Exchange Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

STAKTEK HOLDINGS, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of

Staktek Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Staktek Holdings, Inc. (the Company) as of September 30, 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from May 9, 2003 (inception) to September 30, 2003; and the accompanying consolidated balance sheets of Staktek Corporation (Predecessor Company) as of December 31, 2001 and 2002 and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002 and for the period from January 1, 2003 to August 20, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staktek Holdings, Inc. at September 30, 2003, and the consolidated results of its operations and its cash flows for the period from May 9, 2003 (inception) to September 30, 2003; and the consolidated financial position of Staktek Corporation (Predecessor Company) as of December 31, 2001 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 and for the period from January 1, 2003 to August 20, 2003, in conformity with accounting principles generally accepted in the United States.

/s/  ERNST & YOUNG LLP

Austin, Texas

November 21, 2003

STAKTEK HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	Predecessor Company		Staktek Holdings, Inc.
	December 31, 2001	December 31, 2002	September 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$24,906	$31,449	$25,742
Accounts receivable	6,139	11,377	16,106
Inventory held for others	1,161	4,394	1,680
Inventories	1,313	1,165	540
Prepaid expenses	216	381	1,304
Income taxes receivable	—	—	2,097
Deferred tax assets	973	185	33
Deferred compensation	—	—	1,018
Other current assets	75	1,432	585

Total current assets	34,783	50,383	49,105
Property and equipment, net	4,709	7,462	10,438
Deferred tax assets	1,397	675	—
Goodwill	—	—	29,726
Acquired technology and patents, net of accumulated amortization of $687, $806 and $734 at December 31, 2001 and 2002 and September 30, 2003, respectively	381	261	18,377
Customer contract, net of accumulated amortization of $679 at September 30, 2003	—	—	25,421
Other intangible assets, net of accumulated amortization of $326 at September 30, 2003	—	—	7,074
Other assets	301	—	—

Total assets	$41,571	$58,781	$140,141

STAKTEK HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(CONTINUED)

(in thousands, except share and per share data)

	Predecessor Company		Staktek Holdings, Inc.
	December 31, 2001	December 31, 2002	September 30, 2003
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,753	$9,293	$9,856
Accrued compensation	1,152	1,530	3,319
Accrued liabilities	881	1,377	1,927
Income taxes payable	105	1,880	—
Deferred revenue	2,073	—	—
Current maturities of capitalized lease obligations	766	115	115
Notes payable and current maturities of long-term debt	778	—	12,500

Total current liabilities	8,508	14,195	27,717
Capitalized lease obligations, less current maturities	280	167	78
Deferred tax liabilities			17,566
Long-term debt, less current maturities	—	—	32,500
Subordinated loan from related party	—	—	34,500

Redeemable preferred stock; $0.001 par value; 1,000,000 shares authorized; 250 shares designated; 171.01449 shares issued and outstanding at September 30, 2003; liquidation preference of $29,769 at September 30, 2003	—	—	29,769

Stockholders’ equity (deficit):
Common stock; $0.01 par value; 6,000,000 shares authorized; 1,809,973 and 1,824,776 shares issued and outstanding at December 31, 2001 and 2002, respectively	18	18	—
Common stock; $0.001 par value; 24,000,000 shares authorized; 17,990,000 shares issued and outstanding at September 30, 2003	—	—	17
Additional paid-in capital	4,414	4,374	3,867
Deferred stock-based compensation	(152)	(2)	(3,384)
Retained earnings (deficit)	28,503	40,029	(2,489)

Total stockholders’ equity (deficit)	32,783	44,419	(1,989)

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$41,571	$58,781	$140,141

See accompanying notes.

STAKTEK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Revenue:
Services	$39,056	$48,298	$40,288	$31,509	$5,695
License	—	927	6,728	12,624	—

Total revenue	39,056	49,225	47,016	44,133	5,695
Cost of revenue:
Services(1)	27,733	24,922	23,063	19,813	2,803
Amortization of acquisition intangibles	—	—	—	—	1,413

Total cost of revenue	27,733	24,922	23,063	19,813	4,216

Gross profit	11,323	24,303	23,953	24,320	1,479
Operating expenses:
Selling, general and administrative(1)	6,154	5,232	3,836	3,085	901
Research and development(1)	1,030	1,260	2,084	1,560	240
Business restructuring and acquisition	—	—	306	3,376	1,356
In-process research and development	—	—	—	—	700
Amortization of acquisition intangibles	—	—	—	—	326
Amortization of deferred stock-based compensation and stock compensation expense	48	8	—	42	—

Total operating expenses	7,232	6,500	6,226	8,063	3,523

Income (loss) from operations and stock compensation expense	4,091	17,803	17,727	16,257	(2,044)
Other income (expense):
Interest income	595	685	276	102	16
Interest expense	(668)	(283)	(79)	(12)	(963)
Other	86	1,441	41	(10)	(43)

Income (loss) before income taxes	4,104	19,646	17,965	16,337	(3,034)
Provision (benefit) for income taxes	1,487	6,186	6,439	6,861	(814)

Net income (loss)	2,617	13,460	11,526	9,476	(2,220)
Preferred stock dividends	—	—	—	—	(269)

Income (loss) available to common stockholders	$2,617	$13,460	$11,526	$9,476	$(2,489)

Basic earnings (loss) per share	$1.48	$7.49	$6.33	$5.16	$(0.15)

Diluted earnings (loss) per share	$1.39	$7.07	$6.01	$4.86	$(0.15)

Shares used in computing basic earnings (loss) per share	1,767,312	1,798,179	1,821,591	1,836,194	17,000,000
Shares used in computing diluted earnings (loss) per share	1,883,816	1,902,891	1,917,282	1,949,468	17,000,000

(1) Excludes amortization of deferred stock-based compensation and stock compensation expense as follows:
Cost of services revenue	$24	$(11)	$—	$20	$—
Selling, general and administrative	24	19	—	22	—
Research and development	—	—	—	—	—

	$48	$8	$—	$42	$—

See accompanying notes.

STAKTEK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Predecessor Company
	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 1999	1,763,745	$18	$3,803	$—	$12,426	$16,247
Exercise of stock options	9,480	—	100	—	—	100
Effect of variable stock option grants	—	—	77	(29)	—	48
Tax benefit from disqualifying disposition of incentive stock option shares	—	—	207	—	—	207
Net income	—	—	—	—	2,617	2,617

Balances at December 31, 2000	1,773,225	18	4,187	(29)	15,043	19,219
Exercise of stock options	36,748	—	96	—	—	96
Effect of variable stock option grants	—	—	131	(123)	—	8
Net income	—	—	—	—	13,460	13,460

Balances at December 31, 2001	1,809,973	18	4,414	(152)	28,503	32,783
Exercise of stock options	14,803	—	110	—	—	110
Effect of variable stock option grants	—	—	(150)	150	—	—
Net income	—	—	—	—	11,526	11,526

Balances at December 31, 2002	1,824,776	18	4,374	(2)	40,029	44,419
Exercise of stock options	12,645	—	128	—	—	128
Effect of variable stock option grants	—	—	41	1	—	42
Tax benefit from disqualifying disposition of incentive stock option shares	—	—	2,078	—	—	2,078
Net income	—	—	—	—	9,476	9,476

Balances at August 20, 2003	1,837,421	$18	$6,621	$(1)	$49,505	$56,143

See accompanying notes.

STAKTEK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(CONTINUED)

(in thousands, except share amounts)

	Staktek Holdings, Inc.
	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Issuance of common stock at May 9, 2003 (inception)	17,000,000	$17	$483	$—	$—	$500
Issuance of stock options	—	—	3,384	(3,384)	—	—
Exercise of stock options (shares subject to repurchase)	990,000	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	(269)	(269)
Net loss	—	—	—	—	(2,220)	(2,220)

Balances at September 30, 2003	17,990,000	$17	$3,867	$(3,384)	$(2,489)	$(1,989)

See accompanying notes.

STAKTEK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Cash flows from operating activities:
Net income (loss)	$2,617	$13,460	$11,526	$9,476	$(2,220)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,444	4,813	3,232	2,287	431
Amortization of acquisition intangibles and write-off of purchased in-process research and development	—	—	—	—	2,439
Amortization of patents	132	399	158	53	—
Net (gain) loss on disposal of property, equipment and other	(63)	425	(40)	—	—
Amortization of deferred stock-based compensation and stock compensation expense	48	8	—	42	—
Changes in operating assets and liabilities:
Accounts receivable	740	2,350	(5,238)	(3,842)	(887)
Inventory held by others	267	(1,128)	(3,233)	4,226	(1,512)
Inventories	204	(893)	148	639	(16)
Prepaid expenses and other assets	(349)	665	(1,220)	(4,284)	957
Deferred income taxes	(1,497)	(54)	1,509	(583)	196
Income taxes receivable	402	—	—	—	(2,097)
Accounts payable	6,660	(8,181)	6,539	(5,022)	5,585
Accrued compensation	(222)	17	377	(574)	7
Accrued liabilities	(194)	(337)	496	1,588	(1,506)
Income taxes payable	614	(302)	1,776	(884)	1,085
Deferred revenue	3,000	(927)	(2,073)	—	—

Net cash provided by operating activities	17,803	10,315	13,957	3,122	2,462

See accompanying notes.

STAKTEK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

(in thousands)

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Cash flows from investing activities:
Purchase of equipment	$(3,446)	$(1,038)	$(6,094)	$(5,269)	$(403)
Proceeds from sale of equipment	—	—	150	—	—
Acquisition of Staktek Corporation, net of cash acquired	—	—	—	—	(85,788)
Patent application costs	(56)	(121)	(38)	(113)	(11)

Net cash used in investing activities	(3,502)	(1,159)	(5,982)	(5,382)	(86,202)

Cash flows from financing activities:
Proceeds from senior term loans	—	—	—	—	30,000
Proceeds from senior revolving credit notes	—	—	—	—	10,000
Proceeds from short-term loan	—	—	—	—	5,000
Proceeds from subordinated loan from related party	—	—	—	—	34,500
Proceeds from issuance of preferred stock	—	—	—	—	29,500
Payments on notes payable	(1,794)	(2,462)	(778)	—	—
Issuance of common stock	100	96	110	128	501
Payments on capitalized lease obligations	(1,269)	(1,301)	(764)	(81)	(10)

Net cash provided by (used in) financing activities	(2,963)	(3,667)	(1,432)	47	109,491

Effect of exchange rates on cash and cash equivalents	—	—	—	14	(9)
Net change in cash and cash equivalents	11,338	5,489	6,543	(2,199)	25,742
Cash and cash equivalents, beginning of period	8,079	19,417	24,906	31,449	—

Cash and cash equivalents, end of period	$19,417	$24,906	$31,449	$29,250	$25,742

Supplemental cash flow information:
Interest paid	$669	$303	$68	$11	$29
Income taxes paid, net of refunds	1,972	6,539	2,386	6,243	—
Noncash investing and financing activities:
Purchase of equipment through capitalized lease obligations	$—	$420	$—	$—	$—

See accompanying notes.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business

Staktek Holdings, Inc. is a rapidly growing provider of high-density packaged memory stacking solutions for systems and applications such as servers, workstations, high-end computing platforms and networking equipment. Customers can license the technologies from, or outsource manufacturing requirements to, Staktek Holdings, Inc.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

Staktek Holdings, Inc. is 94.5% owned by Austin Ventures VII, L.P. and Austin Ventures VIII, L.P.

Effective August 21, 2003, Staktek Holdings, Inc. (following the acquisition, the “Company”) acquired all of the outstanding capital stock of Staktek Corporation (the “Predecessor Company”). Effective August 20, 2003, Staktek Holdings, Inc. acquired all of the capital stock of Research Applications, Inc. (“RAI”). RAI’s activities at the date of acquisition consisted solely of the ownership of 212,997 shares of the Predecessor Company and approximately $300,000 in cash.

Staktek Holdings, Inc. was incorporated on May 9, 2003 (“Inception”) and its activities for the period from the date of incorporation through August 20, 2003 consisted solely of activities related to the acquisition of the Predecessor Company and RAI. Such activities, which were not significant, have been included in the Consolidated Statements of Operations for the Company for the period from Inception through September 30, 2003.

The accompanying consolidated balance sheets as of December 31, 2001 and 2002 and the accompanying consolidated statements of operations and cash flows for the years ended December 31, 2000, 2001 and 2002 and for the period from January 1, 2003 to August 20, 2003 represent the financial position and results of operations and cash flows of the Predecessor Company through the date of acquisition. The accompanying financial statements as of September 30, 2003 and for the period from Inception to September 30, 2003 include the financial position and results of operations and cash flows of the Company and its wholly-owned subsidiaries.

Principles of Consolidation

The consolidated financial statements of the Company and the Predecessor Company include the accounts of Staktek Holdings, Inc. and its wholly-owned subsidiaries and the accounts of the Predecessor Company and its wholly-owned subsidiaries, respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to prior years’ consolidated financial statements to conform to the current year presentation.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate carrying values due to their short maturities. The values of the Company’s debt instruments approximate their carrying values based on rates currently available to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company maintains its cash and cash equivalents in accounts with five major financial institutions in the United States and in countries where subsidiaries operate, in the form of demand deposits and money market accounts. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company believes that the concentration of credit risk in its accounts receivables is substantially mitigated by the Company’s evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition, but generally requires no collateral. The Company records an allowance for doubtful accounts specific to the accounts receivable balances outstanding based upon the results of its evaluation of its customers’ financial condition. No allowance for doubtful accounts has been recorded for any period presented in the accompanying financial statements as the Company has not realized any significant credit losses nor does it expect any significant credit losses relating to its customers.

The following table sets forth sales to customers comprising 10% or more of the Company’s total revenue for the periods indicated:

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Customer A	*	*	14%	29%	30%
Customer B	*	26%	21%	17%	26%
Customer C	*	*	*	10%	18%
Customer D	35%	47%	39%	*	*
Customer E	19%	22%	14%	29%	*
Customer F	18%	*	*	*	*

(*)	Amount does not exceed 10% for such period.

Approximately 89%, 79% and 89% of the Company’s accounts receivable is due from three, three and four customers at December 31, 2001 and 2002 and September 30, 2003, respectively.

Foreign Currency

The Company’s foreign subsidiaries use the U.S. dollar as their functional currency. The gains or losses resulting from foreign currency transactions, which are not significant, are included in results of operations.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company accounts for its revenue under the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). Under the provisions of SAB 101, the Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. The Company’s revenue is generated from manufacturing services performed for customers using the Company’s high-density packaged memory solutions and from license fees or royalties earned pursuant to a license agreement with a customer.

The Company’s manufacturing services consist of customer arrangements whereby the manufacture of the customer’s stacked memory units has been outsourced to the Company. These customer arrangements can be categorized into two basic types. In the first arrangement, which comprises the majority of our customer arrangements, the customer consigns its high-density memory packages to the Company and the Company stacks them using its proprietary solutions. The Company then ships stacked high-density memory units as directed by the customer. In this arrangement the Company does not purchase nor take title to the memory packages and does not warranty the performance of the memory packages outside of the performance directly related to the stacking process. In the second arrangement, the Company purchases high-density memory packages and stacks them for customers. However, the memory packages are purchased directly from the customer or from a vendor specified by the customer. The Company does not purchase quantities of memory packages in excess of the customer’s committed order, so the Company does not bear inventory risk because the memory packages must be purchased by the customer at the price paid by the Company or the memory packages can be returned to their source. Accordingly, the Company recognizes revenue upon shipment only for our stacking services as charged to the customer for the stacking process. The fee charged to the customer for the cost of memory packages is not recorded as revenue and, similarly, the cost of the memory packages is not recorded as cost of revenue.

In addition, the Company has a license agreement with a customer that specifies that certain per unit royalties are due to the Company upon shipment of products utilizing the Company’s proprietary stacking technologies. The customer generally reports shipment information 30 to 60 days after the end of the quarter in which such activity takes place. The Company recognizes royalty revenues in the period in which such royalties are reported to the Company.

Cost of Revenue

Cost of revenue includes the cost of labor, materials and overhead required to perform the stacking process. Such costs are included in inventories until the product is shipped and revenue is recognized. Cost of revenue also includes the amortization of acquired technology and a customer contract (see Note 3).

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory Held for Others

Inventory held for others consists of memory products purchased from a customer or a vendor specified by the customer that will be stacked by the Company and sold to the customer at a price equal to the price paid by the Company plus a fee for the stacking process.

Inventories

Inventories consist of materials purchased and labor and overhead incurred for product that has not yet been shipped. Inventories are stated at the lower of cost or market (estimated realizable value) using the first-in, first- out (“FIFO”) method.

Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets, ranging from three to twenty years. Leasehold improvements are amortized over the shorter of the related lease term or the estimated life of the improvements. Equipment under capital leases are amortized over the lease term and such amortization is included in the depreciation of property and equipment.

Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price over the fair value of net assets acquired in the acquisition of the Predecessor Company effective August 21, 2003 (see Note 3). The Company periodically assesses its intangible assets, including goodwill, for indications of impairment.

The Company assesses whether goodwill and trademarks are impaired on an annual basis. Upon determining the existence of goodwill and/or trademarks impairment, the Company measures that impairment based on the amount by which the book value of goodwill and/or trademarks exceeds its fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the book value of goodwill and/or trademarks has been impaired.

Amounts allocated to acquired technology, a customer contract and customer relationships, are being amortized over the respective assets’ estimated useful lives of five to six years using a method of amortization that reflects the pattern in which their economic benefits are consumed based upon estimated contribution to discounted cash flows during the period. Amounts allocated to non-compete agreements are being amortized over their estimated useful lives of four years using the straight line method. Amortization of acquired technology and customer contract is included in “Amortization of acquisition intangibles” in cost of revenue in the accompanying Consolidated Statements of Operations. Amortization of customer relationships and non-compete agreements is included in “Amortization of acquisition intangibles” in operating expenses in the accompanying Consolidated Statements of Operations. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

The Company capitalizes third-party costs associated with patent registration. Capitalized patent costs are amortized over the estimated useful life of seven years. At the time patent registration is deemed unsuccessful, the related costs are written off.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated amortization of intangible assets is as follows (in thousands):

October 1, 2003 to December 31, 2003	$3,903
2004	17,640
2005	13,952
2006	7,440
2007	4,620
2008	1,412
Thereafter	94

$49,061

Impairment of Long-lived Assets

Long-lived assets consist primarily of property and equipment and intangible assets. Property and equipment and other intangible assets are carried on the Company’s financial statements based on their cost less accumulated depreciation or amortization. The Company evaluates property and equipment and other intangible assets held and used by the Company for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Computer Software Developed or Obtained for Internal Use

The Company capitalizes certain internal costs related to the implementation of computer software obtained for internal use in compliance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. Internal-use software is capitalized at cost and amortized, when ready for its intended use, over its estimated useful life, generally three years.

Stock-Based Compensation

The Company accounts for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The Company makes disclosures regarding employee stock-based compensation using the fair value method in accordance with Statement of Financial Accounting Standards (“Statement”) 123, Accounting for Stock-Based Compensation. The Company has calculated the fair value of options granted in these periods using the Black-Scholes option-pricing model and has determined the pro forma impact on net income (loss).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on income (loss) and earnings (loss) per share if the Company and the Predecessor Company had applied the fair value recognition provisions of Statement 123 to stock-based compensation (in thousands, except per share data):

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Income (loss) available to common stockholders, as reported	$2,617	$13,460	$11,526	$9,476	$(2,489)
Stock-based compensation cost, net of related tax effects, included in the determination of net income (loss) as reported	48	8	—	42	—
Stock-based compensation cost, net of related tax effects, that would have been included in the determination of net income (loss), if the fair-value based method had been applied to all awards	(39)	(402)	(662)	(564)	—

Pro forma income (loss) available to common stockholders	$2,626	$13,066	$10,864	$8,954	$(2,489)

Earnings (loss) per share:
Basic—as reported	$1.48	$7.49	$6.33	$5.16	$(0.15)

Basic—pro forma	$1.49	$7.27	$5.96	$4.88	$(0.15)

Diluted—as reported	$1.39	$7.07	$6.01	$4.86	$(0.15)

Diluted—pro forma	$1.39	$6.87	$5.67	$4.59	$(0.15)

Income Taxes

The Company accounts for income taxes under the provisions of Statement 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of vested common shares outstanding for the period. Diluted earnings (loss) per share is computed giving effect to all potential dilutive common stock, including options and common stock subject to repurchase. For the period from inception to September 30, 2003, options and common stock subject to repurchase were not included in the computation of diluted loss per share because the effect would be antidilutive.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings (loss) per share follows (in thousands, except per share data):

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Numerator:
Income (loss) available to common stockholders	$2,617	$13,460	$11,526	$9,476	$(2,489)

Denominator:
Denominator for basic earnings per share—weighted average shares	1,767	1,798	1,822	1,836	17,000
Effect of dilutive securities:
Stock options	117	105	95	114	—

Dilutive potential common shares	117	105	95	114	—

Denominator for diluted earnings per share—adjusted weighted average shares	1,884	1,903	1,917	1,950	17,000
Basic earnings (loss) per share	$1.48	$7.49	$6.33	$5.16	$(0.15)

Diluted earnings (loss) per share	$1.39	$7.07	$6.01	$4.86	$(0.15)

At December 31, 2000, 2001 and 2002, and August 20, 2003, approximately 110,000, 10,000, 69,000 and 7,000 weighted average shares of common stock equivalents, respectively, were not included in the diluted earnings per share calculation as their impact would have been anti-dilutive.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were not significant for any periods presented.

Shipping and Handling Cost

The Company includes shipping and handling costs as part of cost of revenue as incurred.

Research and Development

Costs for research and development of the Company’s technologies are expensed as incurred.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty

For warranties offered the Company records a liability for the estimated future costs associated with warranty claims, which is based upon historical experience and the Company’s estimate of the level of future costs. The changes in the Company’s warranty liability are as follows (in thousands):

Accrued warranty costs at December 31, 1999	$27
Settlements made during the year	(419)
Accruals for warranties issued during the year	617

Accrued warranty costs at December 31, 2000	225
Settlements made during the year	(363)
Accruals for warranties issued during the year	438

Accrued warranty costs at December 31, 2001	300
Settlements made during the year	(270)
Accruals for warranties issued during the year	—

Accrued warranty costs at December 31, 2002	30
Settlements made during the year	—
Accruals for warranties issued during the year	25

Accrued warranty costs at August 20, 2003	55
Settlements made during the period	—
Accruals for warranties issued during the period	—

Accrued warranty costs at September 30, 2003	$55

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement 146, Accounting for Costs Associated with Exit and Disposal Activities. Statement 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Statement 146 was effective for exit or disposal activities initiated after December 31, 2002 and the adoption of Statement 146 had no impact on the Company’s financial position, results of operations or cash flows.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by the Company before December 31, 2002. The Company adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement had no impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not expect the adoption of EITF 00-21 to have a material impact on the Company’s financial position, results of operations or cash flows.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, the FASB issued Statement 148, Accounting for Stock-Based Compensation, Transition and Disclosure. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, Statement 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the annual disclosure requirements of Statement 148, which are effective for fiscal years ending after December 15, 2002 and elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard had no effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. Management does not expect adoption of FIN 46 to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. Statement 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Management does not expect the adoption of Statement 150 to have a material effect on the Company’s financial position, results of operations or cash flows.

Note 3—Acquisition

In August 2003, the Company purchased the Predecessor Company and RAI for cash of approximately $125.3 million, including acquisition costs of approximately $100,000. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated to the acquired assets and liabilities assumed, based upon management’s estimate of their fair market values as of the acquisition date, as follows (in thousands):

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net current assets(1)	$50,174
Property and equipment	10,457
Deferred tax asset	508
Identifiable intangibles(2)	52,600
Goodwill (not deductible for tax purposes)	29,726
Deferred tax liability	(18,778)
Other non-current liabilities	(87)
In-process research and development	700

Total consideration	$125,300

(1)	Net current assets are comprised of cash and cash equivalents, accounts receivable and other current assets, less current liabilities. Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair value of current liabilities generally approximated the recorded book values at the date of acquisition because of the monetary nature of most of the liabilities.
(2)	Other intangibles include a customer contract of $26.1 million, customer relationships of $4.5 million, acquired technology of $19.1 million, trademarks of $1.8 million and non-compete agreements of $1.1 million.

The acquisition was financed with proceeds from (i) the issuance of redeemable preferred stock of $29.5 million to Austin Ventures, (ii) the issuance of senior term and revolving credit notes of $40.0 million, (iii) the issuance of subordinated debt of $34.5 million to Austin Ventures, (iv) $5 million in short-term loan, and (v) cash.

At September 30, 2003, approximately $11.0 million of the purchase price was held in escrow by a third party for the benefit of the Company in the event of breaches of representations, warranties, and covenants contained in the definitive agreements.

Amortizable Intangible Assets

Acquired identified intangible assets were valued based in part on independent valuations. The significant assumptions relating to each category are discussed in the following paragraphs. These intangible assets are being amortized over their respective useful lives according to the estimated present value of the net earning potential of each asset category.

Customer contract and customer relationships. The value of a customer contract and customer relationships was determined by discounting net cash flows attributable to a current customer contract and customer relationships adjusted to take into account expected attrition.

Acquired technologies. The value of this asset was determined by discounting the expected future cash flows attributable to all existing technologies which had reached technological feasibility, after considering risks relating to: (i) the characteristics and applications of the technology, (ii) existing and future markets, and (iii) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology was consistent with the historical trends in the industry and expected outlooks.

Trademarks. The value of trademarks was determined using a form of discounted cash flow analysis known as the “relief from royalty” approach, which is premised on an analysis of economic benefits provided to the owner of the trademark.

Non-compete Agreements. The value of the non-compete agreements was determined by discounting net cash flows with and without consideration of the non-compete agreements in order to capture the potential negative effects of competition by the key employees in the absence of non-compete agreements.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In-process Research and Development

Of the total purchase price, $700,000 was allocated to in-process research and development (“IPR&D”) and was expensed upon acquisition. The value of IPR&D was based on an evaluation of all developmental projects using the guidance set forth in FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and for which no future alternative uses existed. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The value of the IPR&D was determined by (i) estimating future revenue and operating profits associated with existing development projects, (ii) projecting the future cash flows and costs to complete the underlying technologies and resultant products and (iii) discounting these cash flows to their net present value.

Estimates of future revenue and expenses used to determine the value of in-process research and development were consistent with the historical trends in the industry and the expected outlooks. The entire amount of $700,000 was charged to operations because related technologies had not reached technological feasibility and they had no alternative use.

Note 4—Inventories

Inventories consist of the following at the respective dates (in thousands):

	Predecessor Company		Staktek Holdings, Inc.
	December 31,		September 30, 2003
	2001	2002
Purchased components	$351	$502	$455
Labor and overhead	962	663	85

	$1,313	$1,165	$540

Note 5—Property and Equipment

Property and equipment consist of the following (in thousands):

	Predecessor Company		Staktek Holdings, Inc.
	December 31,		September 30, 2003
	2001	2002
Land	$—	$371	$371
Buildings	—	1,483	1,952
Equipment software and development	1,403	1,982	1,106
Vehicles	—	70	57
Office furniture and equipment	1,778	2,228	1,236
Lab equipment	12,100	14,795	5,682
Tooling and fixtures	3,018	3,197	441
Burn-in boards	305	305	—
Leasehold improvements and clean room	2,468	2,512	57

	21,072	26,943	10,902
Accumulated depreciation	(16,363)	(19,481)	(464)

Property and equipment, net	$4,709	$7,462	$10,438

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lab equipment for December 31, 2001 and 2002 and September 30, 2003 includes $2.6 million, $2.6 million and $200,000, respectively, of equipment subject to capital leases. At December 31, 2001 and 2002 and September 30, 2003, accumulated depreciation includes $1.7 million, $2.3 million and $10,000, respectively, of accumulated amortization related to equipment subject to capital leases.

Note 6—Redeemable Preferred Stock

In August 2003, the Company issued 171.01449 shares of redeemable preferred stock (the “Preferred Stock”) to Austin Ventures for total proceeds of $29.5 million.

Cumulative dividends accrue for the benefit of the preferred stockholders at the rate of 8.0% per annum. No dividends may be paid or declared to holders of Common Stock so long as any shares of Preferred Stock are outstanding and the Preferred Stock dividends have not been paid in full. In the event of a liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to receive a distribution equal to $172,500 per share of preferred stock plus any accumulated but unpaid dividends (plus any interest accrued on such shares in the event that the Company fails to comply with certain redemption provisions described below), before any distribution may be made to the common stockholders. The distribution rate per share may be adjusted as defined in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”).

Up to 33% of the Preferred Stock is redeemable upon election by a majority of the preferred stockholders beginning August 19, 2007; up to 66% of the Preferred Stock is redeemable upon election by a majority of the preferred stockholders beginning August 19, 2008; and up to 100% of the Preferred Stock is redeemable upon election by a majority of the preferred stockholders beginning August 19, 2009. The Company must redeem all of the outstanding shares of Preferred Stock upon the occurrence of an extraordinary transaction as defined in the Certificate of Designations, including liquidation of the Company and an initial public offering. The redemption price is the original Preferred Stock price plus any accrued but unpaid dividends at the redemption date (plus any interest accrued on such shares in the event that the Company fails to comply with certain redemption provisions described below).

The preferred stockholders are not entitled to voting rights; however, certain events as defined in the Certificate of Designations require more than 50% consent from the preferred stockholders.

Note 7—Common Stock

The Company has authorized 24,000,000 shares of common stock, of which 3,000,000 shares have been reserved for the issuance of stock options. Of the 17,990,000 shares of common stock issued and outstanding as of September 30, 2003, 990,000 shares were unvested and subject to rights of repurchase, at a price per share equal to the original exercise price, that lapse according to a time-based vesting schedule.

Note 8—Stock Options

Company Stock Options

In July 2003, the Company adopted the 2003 Stock Option Plan (the “2003 Plan”). Under the 2003 Plan, incentive stock options and non-statutory stock options may be granted to the Company’s employees, consultants or directors at an exercise price of no less than 100% of the fair value on the date of grant as determined by the Board of Directors. Any incentive stock options granted to a 10% owner optionee (optionee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power) must be granted an exercise

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price no lower than 110% of the fair value on the date of grant as determined by the Board of Directors. Options generally vest over a four-year period (25% at the end of the first year from date of grant and  1/36 of the remaining shares per month over the next 36 months) and are exercisable for a period of ten years from the date of grant.

Certain shares issued under the 2003 Plan are subject to repurchase by the Company at the original exercise price until the underlying options have vested. At September 30, 2003, 990,000 shares issued and outstanding under the 2003 Plan were subject to repurchase by the Company.

The Company recorded $3.4 million of deferred stock-based compensation during the period from inception through September 30, 2003 related to the issuance of stock options with a below fair value exercise price at the date of grant. Such amount is included in the financial statements as a reduction of stockholders’ equity and is being amortized on a straight-line basis over the relevant vesting period of each award. As the stock options referenced above were granted on September 29, 2003, the Company did not record amortization of deferred stock-based compensation for the period from inception through September 30, 2003.

A summary of changes in common stock options for the Company for the period from inception to September 30, 2003 is as follows:

	Number of Options	Weighted Average Exercise Price
Granted	2,400,000	$0.03
Exercised	(990,000)	0.03
Forfeited or expired	—	—

Options outstanding at September 30, 2003	1,410,000	0.03

Options exercisable at September 30, 2003	570,000	0.03

Options available for grant at September 30, 2003	600,000

At September 30, 2003, all of the outstanding options had an exercise price of $0.03 and the weighted average remaining contractual life of outstanding options was 10 years.

Predecessor Company Stock Options

In May 1991, the Predecessor Company established the 1991 Stock Option Plan and reserved 110,559 shares of its $.01 par value common stock for issuance under this plan. Options vest at various amounts over three years after the date granted and expire ten years after the date granted.

On July 17, 1992, the Predecessor Company established the 1992 Stock Option Plan and reserved 42,712 shares of its $.01 par value common stock for issuance under this plan. Options vest at various amounts over three years after the date granted and expire ten years after the date granted.

On September 5, 1997, the Predecessor Company established the 1997 Stock Option Plan and reserved 5,817 shares of its $.01 par value common stock for issuance under this plan. Options vest at various amounts over three years after the date granted and expire ten years after the date granted.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 16, 2000, the Predecessor Company established the 2000 Long Term Incentive Plan and reserved 150,000 shares of its $.01 par value common stock for issuance under this plan. Options vest at various amounts as established by the Predecessor Company’s Board of Directors and expire ten years after the date granted.

The Predecessor Company’s stock option plans provided for the grant of incentive options to employees. The exercise price of the Predecessor Company’s previously outstanding options was the fair value of a share of the Predecessor Company’s common stock on the date of grant, except for certain grants that are subject to variable accounting.

In connection with the acquisition of the Predecessor Company, all previously outstanding vested stock options were purchased by the Company for consideration equal to the per share purchase price less the exercise price.

A summary of changes in common stock options for the Predecessor Company for the three years ended December 31, 2000, 2001 and 2002 and for the period from January 1, 2003 to August 20, 2003, is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding at December 31, 1999	137,774	$8.84
Granted	8,199	101.73
Exercised	(9,480)	9.59
Forfeited or expired	(4,850)	11.64

Options outstanding at December 31, 2000	131,643	13.56
Granted	111,661	40.39
Exercised	(36,748)	2.62
Forfeited or expired	(21,757)	42.29

Options outstanding at December 31, 2001	184,799	28.57
Granted	57,925	20.21
Exercised	(14,803)	7.46
Forfeited or expired	(14,325)	50.36

Options outstanding at December 31, 2002	213,596	26.30
Granted	412	30.00
Exercised	(12,645)	10.16
Forfeited or expired	(6,872)	21.34
Purchased or forfeited in business combination	(194,491)	27.53

Options outstanding at August 20, 2003	—	$—

Effective March 25, 1999, the Predecessor Company’s Board of Directors authorized the repricing of 5,200 common stock options outstanding from an exercise price of $80 per share to an exercise price of $20 per share, which was the deemed fair value of the common stock at that date. Under the terms of the repricing, the original grant date and vesting terms were not affected. Upon the adoption of FASB Interpretation No. 44, the unvested portion of the award became subject to variable accounting. On March 1, 2001, the Predecessor Company cancelled 7,699 common stock options with an exercise price of $101.73. In April and June 2001, the Predecessor Company issued replacement awards for 4,199 of those common stock options with an exercise price of $33.77. In accordance with the FASB Interpretation No. 44, the replaced options were subject to variable

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting until they were exercised, forfeited, or expired unexercised. During 2002, 7,449 of the replacement options were forfeited. The Predecessor Company recorded compensation expense, net of recovery for all variable options of $48,000, $8,000, $0 and $42,000, for the years ended December 31, 2000, 2001 and 2002 and for the period from January 1, 2003 to August 20, 2003, respectively, related to the replacement options.

The Company has elected to account for its employee stock options under APB 25. As a result, pro forma information regarding net income and earnings per share is required by Statement 123, which requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method prescribed by this statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Risk-free interest rate	6%	5%	5%	5%	3%
Dividend yield	0%	0%	0%	0%	0%
Volatility factor of common stock	.95	.98	.98	.98	.98
Weighted average expected life of the options	5	5	5	5	4

The estimated weighted average fair value of options granted during the years ended December 31, 2000, 2001 and 2002, for the period from January 1, 2003 to August 20, 2003 and for the period from August 21, 2003 to September 30, 2003 was $76.20, $30.11, $15.36, $15.30 and $1.42, respectively.

Note 9—Debt

Senior Term Loans

On August 19, 2003 in conjunction with the Acquisition (see Note 3), the Company issued to each of Comerica Bank and Guaranty Bank (the “Banks”) Senior Term Loans (“Term Loans”) in the principal amount of $15 million pursuant to the Revolving Credit and Term Loan Agreement (the “Credit Agreement”). The Term Loans are collateralized by all of the assets of the Company. The Term Loans bear interest at an annual rate equal to the Banks’ prime rate (or, if greater, the federal funds rate plus 75 basis points) plus an applicable margin, as defined in the Credit Agreement, or, at the Company’s option, a rate equal to the Eurocurrency rate plus an applicable margin, as defined in the Credit Agreement. At September 30, 2003, this rate was 5.35%. The Term Loans are payable in quarterly principal installments of approximately $1.9 million on the first day of each calendar quarter, commencing on October 1, 2003 until October 1, 2007, when all principal plus accrued interest is due and payable in full. The Company may repay a Term Loan bearing interest at the prime-based rate at any time without premium or penalty; in all other cases, the Company must reimburse the banks for any loss, cost or expense incurred by the Banks as a result of prepayment by the Company. Additionally, the Term Loans may be subject to required principal reductions if the Company has excess cash flows, net cash proceeds from any asset sale, or net cash proceeds from the issuance of capital stock, as defined in the Credit Agreement. As of September 30, 2003, $30.0 million was outstanding on the Term Loans.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senior Revolving Credit Notes

On August 19, 2003 in conjunction with the Acquisition, the Company issued a senior revolving credit note (“Revolving Notes”) to each bank for $6.0 million pursuant to the Credit Agreement referenced above. The Revolving Notes are collateralized by all of the assets of the Company. As of September 30, 2003, $10.0 million was outstanding under the Revolving Notes and an additional $2.0 million was available for issuance. The Revolving Notes bear interest at an annual rate of the Banks’ prime rate (or, if greater, the federal funds rate plus 75 basis points) plus an applicable margin, as defined in the Credit Agreement, or, at the Company’s option, a rate equal to the Eurocurrency rate plus an applicable margin, as defined in the Credit Agreement. At September 30, 2003, this rate was 4.85%. The accrued interest is due on October 1, 2003, and on the first day of each calendar quarter thereafter. The Revolving Notes plus all accrued and unpaid interest are due on October 1, 2006 and on such other dates and in such other amounts as may be required from time to time pursuant to the Credit Agreement. Subject to certain minimum prepayment and minimum balance requirements, the Company may repay any prime-based advances under the Revolving Notes at any time without premium or penalty; in all other cases, the Company must reimburse the Banks for any loss, cost or expense incurred by the Banks as a result of prepayment by the Company.

Short-term Loan

On August 19, 2003, in conjunction with the Acquisition, the Company issued Comerica Bank a short-term promissory note (the “Promissory Note”) in the principal amount of $5.0 million. The Promissory Note bears interest at an annual rate of the greater of (i) Comerica Bank’s prime rate, or (ii) the weighted average rates on overnight federal funds plus 1%; the interest rate at September 30, 2003 was 4.0%. The accrued interest is due monthly commencing on September 30, 2003. The Promissory Note plus all accrued and unpaid interest is due on February 20, 2004. Subject to certain minimum prepayment requirements, the Company may repay the Promissory Note at any time without premium or penalty. As of September 30, 2003, $5.0 million was outstanding under the Promissory Note. The Promissory Notes are guaranteed by Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. (“Austin Ventures”).

Subordinated Loan

On August 19, 2003 in conjunction with the Acquisition, the Company received from Austin Ventures a subordinated term loan (“Subordinated Loan”) for an aggregate of $34.5 million of Company borrowings pursuant to a subordinated loan agreement (the “Subordinated Agreement”). The Subordinated Loan is subordinated to the Term Loans and Revolving Notes discussed above. The Subordinated Loan is collateralized by all of the assets of the Company and bears interest at an annual rate of 17%, compounded quarterly. Accrued but unpaid interest under the Subordinated Loan is payable at an annual rate of 12% on the first day of each quarter commencing January 1, 2005. The Subordinated Loan principal and all unpaid interest is due in full on August 20, 2008. Austin Ventures is a related party (see Note 3). As of September 30, 2003, $34.5 million was outstanding under the Subordinated Loan.

Covenants

The Company’s Credit Agreement and Subordinated Agreement contain certain financial covenants including minimum tangible net worth, minimum liquidity, minimum EBITDA levels, maximum capital expenditures, minimum current ratio, maximum senior leverage ratio, maximum leverage ratio and minimum fixed charge coverage ratio. As of September 30, 2003, the Company was in compliance with all debt covenants as defined in the Credit Agreement and the Subordinated Agreement.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future debt maturities as of September 30, 2003 are as follows (in thousands):

October 1, 2003 to December 31, 2003	$1,875
2004	12,500
2005	7,500
2006	17,500
2007	5,625
2008	34,500

$79,500

Term Note and Line of Credit

On June 29, 1999 and pursuant to an Amended and Restated Loan Agreement (the “Guaranty Loan Agreement”), the Predecessor Company obtained a $4.0 million term note from Guaranty Bank, which had monthly maturities of $111,000 through June 2002. As of December 31, 2001, the balance outstanding was $778,000. The term note was paid in full in June 2002. In connection with the term note, the Predecessor Company obtained a $10.0 million revolving line of credit with variable rates. At December 31, 2001 and 2002, the Predecessor Company had no outstanding balance on the revolving line of credit. Both facilities were secured by the Predecessor Company’s accounts, documents, inventory, equipment, fixtures and all products and proceeds of the foregoing. The amount available under the line of credit was limited to 80% of the Predecessor Company’s qualifying accounts receivable plus 40% of its inventory, less approximately $2.0 million as set forth in the Guaranty Loan Agreement. The Predecessor Company did not borrow funds under the revolving line of credit during 2003. Effective July 31, 2003, the Predecessor Company terminated and cancelled the loan agreement and revolving line of credit.

Note 10—Commitments and Contingencies

At December 31, 2002 and September 30, 2003, other assets include approximately $1.2 million and $242,000, respectively, of advance deposits related to the purchase of certain capital equipment and services.

At September 30, 2003, approximately 78%, of the Company’s employees in Mexico, approximately 55% of the Company’s total employees, are represented by a labor organization that has entered into a labor contract with the Company.

The Company from time to time has been involved in various legal proceedings, all of which have arisen in the ordinary course of business and some of which are covered by insurance. At September 30, 2003, the Company was involved in three legal disputes regarding the Company’s patents. In the opinion of the Company’s management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

On April 8, 2003, Staktek Group, LP, an indirect subsidiary of the Company, filed suit against Infineon Technologies, A.G., or Infineon, for patent infringement, trade secret misappropriation, breach of contract and other claims related to stacked leaded package module technologies in the U.S. District Court for the Western District of Texas, Austin Division Cause No. A03 CA 219 JN; Staktek Group, L.P. v. Infineon Technologies, A.G. The Company alleges, among other things, that Infineon is offering a stacked memory product that infringes certain of the Company’s patents and that Infineon has improperly used the Company’s trade secrets and proprietary information. The Company is seeking an injunction, damages, costs and attorneys’ fees. On August 18, 2003, Infineon answered the lawsuit and counterclaimed for a declaratory judgment of invalidity and

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non-infringement of the asserted patents. The case is in the early stages, and discovery in this matter has recently begun. It is still too early to determine or predict the outcome of the litigation, the duration or cost of the case or what impact it may ultimately have on the Company or its intellectual property position.

On July 29, 2003, SimpleTech, Inc. filed a complaint against Staktek Corporation, a wholly owned subsidiary of the Company, for patent infringement in the U.S. District Court for the Central District of California, Southern Division, Cause No. SACV 03-1188 AHS (Anx); SimpleTech, Inc. v. Staktek Corporation. In its lawsuit, SimpleTech alleges that the Company’s Value Stakpak technologies infringe SimpleTech’s reissue patent directed to stacked leaded packages. SimpleTech is seeking an injunction, damages, costs and attorneys’ fees. On September 2, 2003, the Company answered the complaint and counterclaimed for a declaratory judgment of invalidity and non-infringement of the asserted patent. The case is in the early stages and discovery has recently begun. The Company believes that it has meritorious defenses against SimpleTech’s claims and intends to vigorously defend this matter.

On October 10, 2003, Staktek Group, LP filed a complaint against SimpleTech for patent infringement in the U.S. District Court for the Western District of Texas, Austin Division, Cause No. A03 CA 731 SS; Staktek Group, L.P. v. SimpleTech, Inc. In the first amended complaint, the Company alleges that SimpleTech’s IC Tower stacked module product infringes three of the Company’s patents. It is too early to determine what the outcome of the litigation will be, the duration or cost of the litigation, or the impact of the litigation on the Company or the Company’s intellectual property position.

Note 11—Leases

The Company leases its facilities and certain production equipment under noncancelable operating lease agreements. Rent expense for the years ended December 31, 2000, 2001 and 2002, for the period from January 1, 2003 to August 20, 2003 and for the period from August 21, 2003 to September 30, 2003 was approximately $2.2 million, $2.2 million, $2.0 million, $1.2 million and $159,000, respectively. Rent expense is net of approximately $106,600 and $126,100 of sublease rental payments during the years ended December 31, 2000 and 2001, respectively. The Company did not sublease space after 2001.

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2003 (in thousands):

	Capital Leases	Operating Leases
October 1, 2003 to December 31, 2003	$29	$320
2004	122	857
2005	55	508
2006	—	308
2007	—	354
2008	—	375

Total minimum lease payments	206	$2,722

Amounts representing interest	(13)

Present value of net minimum lease payments	193
Less current maturities	(115)

	$78

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—Income Taxes

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Current:
Federal	$2,288	$6,118	$4,080	$4,466	$(291)
State	202	122	82	102	(5)
Foreign	495	—	768	2,146	14

Total current	2,985	6,240	4,930	6,714	(282)
Deferred:
Federal	(1,377)	(53)	1,480	159	(522)
State	(121)	(1)	29	(12)	(10)

Total deferred	(1,498)	(54)	1,509	147	(532)

Total provision (benefit) for income taxes	$1,487	$6,186	$6,439	$6,861	$(814)

The foreign taxes include withholdings on royalties from a customer located in a foreign country.

Deferred income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Predecessor Company		Staktek Holdings, Inc.
	December 31, 2001	December 31, 2002	September 30, 2003
Deferred tax assets:
Depreciation and amortization	$1,527	$763	$602
Accrued liabilities	233	234	135
Deferred revenue	740	—	—
Deferred compensation	6	6	—

	2,506	1,003	737
Deferred tax liabilities:
Acquired intangibles	—	—	(18,165)
Deductible patent expense	(136)	(94)	(4)
Prepaid expenses	—	(49)	(101)

	(136)	(143)	(18,270)

Net deferred tax assets (liabilities)	$2,370	$860	$(17,533)

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The exercise of certain Company stock options results in compensation, which is includable in the taxable income of the exercising option holder and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company’s common stock subsequent to the date of grant of the exercised stock options and, in accordance with APB 25, such compensation is not recognized as an expense for financial accounting purposes; however, the related tax benefits are recorded as an increase to additional paid-in capital.

The Company’s provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes primarily as a result of the following (in thousands):

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Computed at federal statutory rate	$1,395	$6,884	$6,302	$5,733	$(1,043)
State taxes, net of federal benefit	124	125	126	133	(16)
Non-deductible and non-taxable items	13	(617)	11	992	245
Other	(45)	(206)	—	3	—

Provision (benefit) for income taxes	$1,487	$6,186	$6,439	$6,861	$(814)

Note 13—Employee Benefit Plans

401(k) Plan

The Company has, and the Predecessor Company had, a voluntary defined contribution retirement plan (“401(k) Plan”) qualifying under Section 401(k) of the Internal Revenue Code of 1986. Under the 401(k) Plan, eligible employees may defer up to 25% of their annual compensation subject to maximum limitations. The requirements for eligibility include a minimum age of 21 and 90 days of service. Under the provisions of the 401(k) Plan, the Company makes and the Predecessor Company made contributions in amounts as determined by the Board of Directors subject to certain limitations. The Company’s contributions related to the 401(k) Plan were approximately $454,000, $534,000, $367,500, $331,000 and $46,000 for the years ended December 31, 2000, 2001, and 2002, for the period from January 1, 2003 to August 20, 2003 and for the period from August 21, 2003 to September 30, 2003, respectively.

Profit-Sharing Plan

The Company has, and the Predecessor Company had, a quarterly profit-sharing plan under which eligible employees may receive a percentage of their base pay, including overtime, shift differential, premium and benefit time taken, in additional compensation. Typically, payment is made within 30 days after the end of the quarter in which the profit-sharing compensation is earned. Individual awards are computed based upon a combination of corporate and individual goals. Total profit-sharing expense was approximately $1.0 million, $2.2 million, $1.6 million, $1.5 million and $369,000 for the years ended December 31, 2000, 2001, and 2002, for the period from January 1, 2003 to August 20, 2003 and for the period from August 21, 2003 to September 30, 2003, respectively.

STAKTEK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Other Income

In December of 2001, the Predecessor Company received a death benefit of $1.8 million as the beneficiary under a keyman life insurance policy held on one of its executives. Such amount is included in Other income, net in the Consolidated Statements of Operations.

Note 15—Restructuring

In September 2002, in connection with management’s decision to open a production facility in Mexico, the Predecessor Company purchased a building and land in Reynosa, Mexico and initiated a plan to reduce its workforce at its primary location in Austin, Texas. As a result, approximately 100 employees, primarily manufacturing employees, received termination benefits, including severance and stay bonuses. The restructuring was completed in mid-2003.

As of December 31, 2002, severance benefits of approximately $306,000 were recorded in Business restructuring and acquisition expense. Retention benefits were charged to expense as incurred. The changes in the Company’s restructuring accrual are as follows (in thousands):

Restructuring accrual at December 31, 2001	$—
Restructuring expenses accrued	306
Payments of restructuring expenses	—

Restructuring accrual at December 31, 2002	306
Restructuring expenses accrued	537
Payments of restructuring expenses	(843)

Restructuring accrual at September 30, 2003	$—

Note 16—Acquisition Costs

In connection with the acquisition of the Predecessor Company, the Company and the Predecessor Company incurred certain costs directly attributable to the acquisition detailed as follows (in thousands):

	Predecessor Company	Staktek Holdings, Inc.
Investment banking fees	$1,040	$—
Financing fees	813	220
Change in control bonuses	—	2,358
Legal and accounting fees	861	77
Filing fees	125	—

Investment Banking Fees

The Predecessor Company incurred costs of $1.0 million for fees to an investment banking firm for services performed including a fairness opinion. Such costs were expensed by the Predecessor Company during the period ended August 20, 2003.

Financing Fees

In connection with the senior term and revolving credit notes issued to fund the acquisition, the Predecessor Company paid $813,000 and the Company paid $220,000 to the senior lenders for loan origination and commitment fees. The Predecessor Company expensed the $813,000 of financing costs it paid during the period ended August 20, 2003. The Company recorded the $220,000 of financing costs it paid as deferred financing costs, which are being amortized as interest expense over the term of the notes using the interest method.

Change in Control Bonuses

The sellers of the Predecessor Company funded from their acquisition proceeds $2.4 million to be paid to certain employees of the Company dependent upon their continued employment through specified dates after the acquisition. The Company recorded the $2.4 million as deferred compensation and is amortizing such amount over the relevant vesting periods using the straight-line method. During the period from inception through September 30, 2003, the Company recorded amortization of deferred compensation in the amount of $1.4 million resulting in unamortized deferred compensation at September 30, 2003 of $1.0 million.

Legal and Accounting Fees

The Predecessor Company incurred legal and accounting fees that were directly attributable to the acquisition such as document preparation and due diligence services. Such fees in the amount of $861,000 were expensed during the period ended August 20, 2003. The Company incurred legal and accounting fees that were directly attributable to the acquisition in the amount of $77,000 and such costs were included in the determination of total purchase price

Filing Fees

The Predecessor Company incurred filing fees of $125,000 in connection with antitrust determinations. Such costs were expensed by the Predecessor Company during the period ended August 20, 2003.

Note 17—Geographic Information

The Company considers its business activities to constitute a single segment. A summary of the Company’s operations by geographic area follows (in thousands):

	Predecessor Company				Staktek Holdings, Inc.
	Years Ended December 31,			Period from January 1, 2003 to August 20, 2003	Period from Inception to September 30, 2003
	2000	2001	2002
Revenue:
North America	$30,624	$36,473	$15,526	$22,403	$3,860
Europe	1,392	1,972	24,763	9,102	1,832
Asia	7,040	10,780	6,727	12,628	3

Total	$39,056	$49,225	$47,016	$44,133	$5,695

All of the Company’s identifiable assets are located in the United States and Mexico.

Note 18—Subsequent Events

In October and November 2003, the Company issued 900,000 options to purchase common stock to various employees and directors. Various employees exercised 773,000 options, 570,000 of which are subject to repurchase. Additionally, in October 2003, the Company issued a warrant to purchase 10,000 shares of the Company’s common stock to a charitable organization at an exercise price of $1.44 per share.

INSIDE BACK COVER PAGE

This page contains two vertical bars of background color, with the left vertical bar covering the left two-thirds of the page and the right vertical bar covering the right one-third of the page. In the top left corner of the left vertical bar in large bold font appears the caption “Staktek’s Products.” Directly below this caption are three pictures of products manufactured by Staktek, one above the other, along the left side of the page. Each of these pictures is set in a circle, as if magnified, to indicate that the products are shown larger than actual size. From top to bottom, the first picture is of a Performance STAKPAK, the second picture is of a Value STAKPAK, and the third picture is of a High Performance STAKPAK. To the immediate right of each of the three pictures and the circles containing the pictures are triangles used to denote arrows pointing to captions immediately to the right of each picture.

To the right of each respective picture is the below respective description of the product pictured and the following respective bulleted text.

•	Performance STAKPAK
•	Servers and workstations
•	Storage systems
•	Networking equipment

•	Value STAKPAK
•	Entry-level servers
•	Consumer PDAs, MP3 players, set top boxes

•	High Performance STAKPAK
•	Next-generation memory applications
•	DDR-II for servers, workstations

In the bottom one-third of the left vertical bar is a paragraph in small font, which reads as follows: “Staktek’s Performance STAKPAK is used by leading computer manufacturers in their server and workstation products and also are used in a wide variety of other commercial, industrial and military applications where high-density memory is required. Staktek’s proprietary stacking technology enables higher port density with superior thermal management. Staktek’s stacked solutions use standard components available from multiple sources and comply to industry-standard memory footprints.”

In the top one-fourth of the right vertical bar is the Staktek logo, which consists of the capital letter “S” created by repetitive horizontal lines of varying lengths. To the right of the Staktek logo, in a font half the size of the logo, is the word “STAKTEK,” in all capital letters. The combination of the Staktek logo and the word “STAKTEK” is centered from left to right in the left vertical bar. In the bottom third of the right vertical bar, in small font, in two separate blocks, appear the respective addresses and contact information for Staktek’s Austin, Texas and Reynosa, Mexico facilities. The first block of text reads:

Staktek US

900 Shoal Creek Blvd., Suite 125

Austin, Texas 78757 U.S.A.

Phone: 512-454-9531

Fax: 512-454-9409

The second block of text reads:

Staktek Mexico, S. de R.L. de C.V.

Ave. Industrial Rio San Juan

Manzana 9 Lote 1

Parque Industrial del Norte

Cd. Reynosa, Tamps. 88730 Mexico

Phone: 011.52.899-921-9300

Fax: 011.52.899-929-6033

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale and distribution of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$11,730.50

NASD filing fee		15,000.00

Nasdaq National Market listing fee		*

Legal fees and expenses		*

Accounting fees and expenses		*

Printing expenses		*

Blue sky fees and expenses		*

Transfer agent fees		*

Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Registrant may and, in some cases, must be indemnified by the Registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

Our certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Our bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of the Registrant’s officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The Registrant has obtained directors’ and officers’ insurance to cover its directors and officers for certain liabilities, including coverage for public securities matters.

The indemnification provisions in the Registrant’s certificate of incorporation and bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

Reference is also made to Section      of the underwriting agreement (Exhibit 1.1 hereto), which provides for the indemnification by the underwriters of the Registrant and its executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

See also the undertakings set out in response to Item 17.

The agreement and plan of merger that the Registrant entered into with Staktek Corporation in August 2003 provides that the former shareholders and option holders of Staktek Corporation must indemnify the Registrant and its affiliates, including our directors, Messrs. Aragona, Cockrell and Jernigan, against any losses incurred by any of them as a result of Staktek Corporation’s, or any of its affiliates’, breach of any representations, warranties or covenants in the merger agreement or any related agreements.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1

Form of Amended and Restated Certificate of Incorporation to be filed immediately prior and to become effective upon the closing of the offering	3.1.2

Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering	3.2.2

Amended and Restated Registration Rights Agreement, dated November 24, 2003, among the Registrant and Austin Ventures	10.5

Form of Indemnification Agreement	10.9

Item 15.	Recent Sales of Unregistered Securities

In the three years prior to the filing of this Registration Statement or for such longer period as indicated below, the Registrant issued and sold the following unregistered securities.

•	In May 2003, we sold an aggregate of 17 million shares of our common stock to Austin Ventures at a price of $.0294118 per share.

•	In August 2003, we sold an aggregate of 171.01449 shares of our redeemable preferred stock to Austin Ventures at a price of $172,500 per share.

•	In August 2003, we entered into a revolving credit and term loan agreement with Comerica Bank and Guaranty Bank and issued revolving credit notes in the amount of $6 million to each of the banks, and term notes in the amount of $15 million to each of the banks. In addition, we issued a swing line note in the amount of $1 million to Comerica Bank. This debt is secured by all of our accounts, chattel paper, general intangibles (including intellectual property), inventory, documents, instruments, proceeds and other property, except as limited in the revolving credit and term loan agreement.

•	In August 2003, we issued a promissory note in the aggregate principal amount of $5 million to Comerica Bank.

•	In August 2003, we entered into a subordinated loan agreement with Austin Ventures and issued a promissory note to the two funds with an aggregate principal amount of $34.5 million. This debt is subordinated to our outstanding debt under our revolving credit and term loan agreement with Comerica and Guaranty Banks. This debt is secured by all of our accounts, chattel paper, general intangibles (including intellectual property), inventory, documents, instruments, proceeds and other property, except as limited in the revolving credit and term loan agreement.

The sales and issuances of securities above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions were all accredited investors and represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising, and there were no underwriters used in connection with the sale of these securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

From time to time the Registrant has granted stock options and shares of common stock upon the exercise of stock options to employees, directors and consultants in compliance with Rule 701. These grants are as follows:

•	On September 29, 2003, the Registrant granted options to purchase up to 2,400,000 of common stock to its employees, directors and consultants under the Registrant’s 2003 stock option plan, with an exercise price of $0.03 per share.

•	From October 27, 2003 to November 19, 2003, the Registrant granted options to purchase up to 715,329 shares of common stock to its employees and directors under the Registrant’s 2003 stock option plan, with an exercise price of $1.44 per share.

•	On November 19, 2003, the Registrant granted options to purchase up to 184,671 shares of common stock to its employees and directors under the Registrant’s 2003 stock option plan, with an exercise price of $4.24 per share.

•	From September 30, 2003 to October 10, 2003, the Registrant issued 1,560,000 shares of common stock to its employees and directors upon the exercise of options under the Registrant’s 2003 stock option plan, with an exercise price of $0.03 per share.

•	From October 27, 2003 to November 20, 2003, the Registrant issued 202,737 shares of common stock to its employees and directors upon the exercise of options under the Registrant’s 2003 stock option plan, with an exercise price of $1.44 per share.

The sales and issuances of securities listed in the table above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

In October 2003, we contributed a warrant to purchase 10,000 shares of our common stock at an exercise price of $1.44 per share to a charitable organization. This warrant may be exercised without cash pursuant to a net exercise provision which allows the holder to exercise the warrant for 10,000 shares less the number of shares that have a market value, on the date of exercise, equal to the aggregate cash exercise price of the warrant. This warrant expires in October 2010.

Item 16.	Exhibits and Financial Statement Schedules

(A) Exhibits

1.1*	Form of Underwriting Agreement between Staktek Holdings, Inc. and the Underwriters

2.1	Agreement and Plan of Merger, dated July 7, 2003, among Staktek Holdings, Inc., SC Merger Sub, Inc. and Staktek Corporation

3.1.1	Certificate of Incorporation of Staktek Holdings, Inc., as currently in effect

3.1.2*	Form of Amended and Restated Certificate of Incorporation of Staktek Holdings, Inc., to be filed immediately prior to and to become effective upon closing of this offering

3.1.3	Certificate of Designations of Redeemable Preferred Stock of Staktek Holdings, Inc.

3.2.1	Bylaws of Staktek Holdings, Inc., as currently in effect

3.2.2*	Form of Amended and Restated Bylaws of Staktek Holdings, Inc., to be effective upon the closing of this offering

4.1	Reference is made to Exhibits 3.1.1, 3.1.2, 3.1.3, 3.2.1 and 3.2.2 for provisions defining the rights of equity holders

4.2*	Specimen certificate for shares of common stock of Staktek Holdings, Inc.

5.1*	Opinion of Gray Cary Ware & Freidenrich LLP

10.1.1	Revolving Credit and Term Loan Agreement, dated August 19, 2003, among Comerica Bank, Guaranty Bank, SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc.

10.1.2	Security Agreement, dated August 19, 2003, among SC Merger Sub, Inc., Research Applications, Inc., Staktek Holdings, Inc. and Comerica Bank

10.1.3	Revolving Credit Note, dated August 19, 2003, issued by Staktek Corporation, Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank

10.1.4	Revolving Credit Note, dated August 19, 2003, issued by Staktek Corporation, Research Applications, Inc. and Staktek Holdings, Inc. in favor of Guaranty Bank

10.1.5	Term Loan Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank

10.1.6	Term Loan Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Guaranty Bank

10.1.7	Swing Line Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank

10.1.8	Promissory Note, dated August 19, 2003, issued by Staktek Holdings, Inc. in favor of Comerica Bank

10.1.9	Loan Agreement, dated August 19, 2003, among Staktek Holdings, Inc., and Austin Ventures

10.1.10	Security Agreement, dated August 19, 2003, among Staktek Holdings, Inc., and Austin Ventures

10.1.11	Subsidiary Security Agreement, dated August 19, 2003, between Staktek Holdings, Inc., and Austin Ventures

10.1.12	Promissory Note, dated August 19, 2003, issued by Staktek Holdings, Inc. to Austin Ventures

10.1.13	Guaranty, dated August 19, 2003, by Staktek GP LLC, Staktek L.P. LLC, Staktek Group L.P., and Research Applications, Inc. in favor of Austin Ventures

10.2	Staktek Holdings, Inc. 2003 Stock Option Plan, as amended to date

10.3	Letter Agreement, dated August 19, 2003, among Staktek Holdings, Inc., and Austin Ventures, regarding management rights

10.4	Guaranty dated as of August 19, 2003, by Austin Ventures in favor of Comerica Bank

10.5	Amended and Restated Registration Rights Agreement, dated November 24, 2003, among Staktek Holdings, Inc. and Austin Ventures

10.6*	Agreement, dated June 1, 2000, among Samsung Electronics Co., Ltd., Samsung Semiconductor, Inc. and Staktek Corporation, as amended

10.7	Lease Agreement, dated December 1, 2003, among Staktek Group L.P. and 8900 Shoal Creek

10.8.1	Executive Employment Agreement, dated August 20, 2003, among Staktek Holdings, Inc. and James W. Cady

10.8.2	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and David G. Boone

10.8.3*	Amendment No. 1 to Executive Employment Agreement, dated November 17, 2003, among Staktek Corporation and David G. Boone

10.8.4	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and Charles R. Earnhart

10.8.5	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and William D. Askins

10.8.6	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and Albert V. Saucedo

10.8.7	Executive Employment Agreement, dated November 17, 2003, among Staktek Corporation and W. Kirk Patterson

10.9	Form of Indemnification Agreement for Staktek Holdings, Inc.’s directors and officers

10.10	Staktek Holdings, Inc. Profit Sharing Plan

21.1	List of Subsidiaries

23.1	Consent of Independent Auditors

23.2	Consent of Gray Cary Ware & Freidenrich LLP (Reference is made to Exhibit 5.1)

24.1	Power of Attorney (See page II-8 of this Registration Statement)

*	To be filed by amendment.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

(B) Financial Statement Schedule

None

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Austin, state of Texas, on November 26, 2003.

STAKTEK HOLDINGS, INC.

By:	/s/ JAMES W. CADY

James W. Cady President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints James W. Cady and W. Kirk Patterson, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such attorneys-in-fact and agents so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ JAMES W. CADY James W. Cady	President and Chief Executive Officer (principal executive officer)	November 26, 2003

/s/ W. KIRK PATTERSON W. Kirk Patterson	Vice President and Chief Financial Officer (principal financial and accounting officer)	November 26, 2003

/s/ JOSEPH C. ARAGONA Joseph C. Aragona	Chairman of the Board of Directors	November 26, 2003

/s/ J. ROSS COCKRELL J. Ross Cockrell	Director	November 26, 2003

/s/ CLARK W. JERNIGAN Clark W. Jernigan	Director	November 26, 2003

/s/ HARVEY B. CASH Harvey B. Cash	Director	November 26, 2003

/s/ MORTON L. TOPFER Morton L. Topfer	Director	November 25, 2003

/s/ A. TRAVIS WHITE A. Travis White	Director	November 26, 2003

(A) Exhibits

1.1*	Form of Underwriting Agreement between Staktek Holdings, Inc. and the Underwriters

2.1	Agreement and Plan of Merger, dated July 7, 2003, among Staktek Holdings, Inc., SC Merger Sub, Inc. and Staktek Corporation

3.1.1	Certificate of Incorporation of Staktek Holdings, Inc., as currently in effect

3.1.2*	Form of Amended and Restated Certificate of Incorporation of Staktek Holdings, Inc., to be filed immediately prior to and to become effective upon closing of this offering

3.1.3	Certificate of Designations of Redeemable Preferred Stock of Staktek Holdings, Inc.

3.2.1	Bylaws of Staktek Holdings, Inc., as currently is effect

3.2.2*	Form of Amended and Restated Bylaws of Staktek Holdings, Inc., to be effective upon the closing of this offering

4.1	Reference is made to Exhibits 3.1.1, 3.1.2, 3.1.3, 3.2.1 and 3.2.2 for provisions defining the rights of equity holders

4.2*	Specimen certificate for shares of common stock of Staktek Holdings, Inc.

5.1*	Opinion of Gray Cary Ware & Freidenrich LLP.

10.1.1	Revolving Credit and Term Loan Agreement, dated August 19, 2003, among Comerica Bank, Guaranty Bank, SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc.

10.1.2	Security Agreement, dated August 19, 2003, among SC Merger Sub, Inc., Research Applications, Inc., Staktek Holdings, Inc. and Comerica Bank

10.1.3	Revolving Credit Note, dated August 19, 2003, issued by Staktek Corporation, Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank

10.1.4	Revolving Credit Note, dated August 19, 2003, issued by Staktek Corporation, Research Applications, Inc. and Staktek Holdings, Inc. in favor of Guaranty Bank

10.1.5	Term Loan Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank

10.1.6	Term Loan Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Guaranty Bank

10.1.7	Swing Line Note, dated August 19, 2003, issued by SC Merger Sub, Inc., Research Applications, Inc. and Staktek Holdings, Inc. in favor of Comerica Bank.

10.1.8	Promissory Note, dated August 19, 2003, issued by Staktek Holdings, Inc. in favor of Comerica Bank

10.1.9	Loan Agreement, dated August 19, 2003, among Staktek Holdings, Inc., and Austin Ventures

10.1.10	Security Agreement, dated August 19, 2003, among Staktek Holdings, Inc., and Austin Ventures

10.1.11	Subsidiary Security Agreement, dated August 19, 2003, between Staktek Holdings, Inc., and Austin Ventures

10.1.12	Promissory Note, dated August 19, 2003, issued by Staktek Holdings, Inc. to Austin Ventures

10.1.13	Guaranty, dated August 19, 2003, by Staktek GP LLC, Staktek L.P. LLC, Staktek Group L.P., and Research Applications, Inc. in favor of Austin Ventures

10.2	Staktek Holdings, Inc. 2003 Stock Option Plan, as amended to date

10.3	Letter Agreement, dated August 19, 2003, among Staktek Holdings, Inc. and Austin Ventures, regarding management rights

10.4	Guaranty dated as of August 19, 2003, by Austin Ventures in favor of Comerica Bank

10.5	Amended and Restated Registration Rights Agreement, dated November 24, 2003, among Staktek Holdings, Inc. and Austin Ventures

10.6*	Agreement, dated June 1, 2000, among Samsung Electronics Co., Ltd., Samsung Semiconductor, Inc. and Staktek Corporation, as amended

10.7	Lease Agreement, dated December 1, 2003, among Staktek Group L.P. and 8900 Shoal Creek

10.8.1	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and James W. Cady

10.8.2	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and David G. Boone

10.8.3*	Amendment No. 1 to Executive Employment Agreement, dated November 17, 2003, among Staktek Corporation and David G. Boone

10.8.4	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and Charles R. Earnhart

10.8.5	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and William D. Askins

10.8.6	Executive Employment Agreement, dated August 20, 2003, among Staktek Corporation and Albert V. Saucedo

10.8.7	Executive Employment Agreement, dated November 17, 2003, among Staktek Corporation and W. Kirk Patterson

10.9	Form of Indemnification Agreement for Staktek Holdings, Inc.’s directors and officers

10.10	Staktek Holdings, Inc. Profit Sharing Plan

21.1	List of Subsidiaries

23.1	Consent of Independent Auditors

23.2	Consent of Gray Cary Ware & Freidenrich LLP (Reference is made to Exhibit 5.1)

24.1	Power of Attorney (See page II-8 of this Registration Statement)

*	To be filed by amendment.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.